As confidentially submitted to the Securities and Exchange Commission on June 29, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hao Feng Group Ltd.
(Exact name of registrant as specified in its charter)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Room A, 17th Floor,

Legend Tower,

7 Shing Yip Street,

Kwun Tong

+852 93335711
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o [●]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sanny Choi, Esq. Zoe Qiu, Esq. CFN Lawyers LLC 418 Broadway #4607 Albany, NY12207 Tel: (646) 386 8128	Di Ban, Esq. Bandi & Associates PLLC 1 Pennsylvania Plaza, Floor 35 New York, NY 10119 Tel: (646) 210 5559

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED [●], 2026

Hao Feng Group Ltd.

[3,200,000]
Shares

This is the initial public offering of the ordinary shares (“IPO”), par value USD0.0001 per share (“Shares” or “Shares”), of Hao Feng Group Ltd (the “Company,” “we,” “us,” and “HFE”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, whose subsidiary is established in Hong Kong. We are offering [3,200,000] Shares of HFE, representing [16]% of the Shares following completion of the offering of [3,200,000] Shares. Following the offering, [●]% of the Shares will be held by shareholders for general trading, assuming the underwriters do not exercise the over-allotment option.

Prior to this offering, there has been no public market for our Shares. The offering price of the Shares in this offering is expected to be between $[5.0] and $[8.0] per share. We intend to apply to list the Shares on the [Nasdaq Capital Market] under the symbol “HFE.” Listing of the Shares on the [Nasdaq Stock Market, LLC (“Nasdaq”)] is a condition to the offering. There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Upon the completion of this Offering, we will be a “controlled company” as defined under corporate governance rules of [Nasdaq], because our controlling shareholder, Mr. Chu Chun Man (the “Controlling Shareholder”) will beneficially own approximately [*]% of our then-issued and outstanding shares, including [*] Ordinary Shares each with 1 vote, and will be able to exercise approximately [*]% of the total voting power of our issued and outstanding Shares immediately after the consummation of this Offering, assuming the underwriters do not exercise their over-allotment option to purchase additional Shares. Our Controlling Shareholder will have the ability to control matters requiring shareholder approval, including the election of directors, amendments of organizational documents and approvals of major corporate transactions. For further information, see “Principal Shareholders.” For more detailed description of risks related to being a “controlled company,” see “Risk Factors — Risks Related to our Shares and this Offering — As a “controlled company” under the rules of the [Nasdaq Stock Market LLC], we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” at page [12] for additional information.

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations in Hong Kong by its operating subsidiary, Hao Feng International Limited (the “Operating Subsidiary”). We are not the Hong Kong Operating Subsidiary, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations solely through our Operating Subsidiary in Hong Kong. This is an offering of theShares of HFE, the holding company in the Cayman Islands, instead of the shares of our Operating Subsidiary. Investors should be aware they may never hold equity interests in the Hong Kong operating company directly. Investors are purchasing equity solely in HFE, which directly owns equity interests in the Hong Kong Operating Subsidiary.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our Operating Subsidiary. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a variable interest entity structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government exercises significant oversight and discretion over the conduct of our business and can intervene in or influence our operations at any time, which will result in a material change in our operations and/or the value of our Shares.

Investing in Shares is highly speculative and involves a high degree of risk. Before buying any Shares, you should carefully read the discussion of material risks of investing in the Shares in “Risk Factors” beginning on page 14 of this prospectus.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. Due to long-arm provisions under the current PRC laws and regulations, there remains regulatory risks with respect to the implementation and interpretation of laws in China. We are subject to the risks of regulations about any future actions of the PRC government or authorities in Hong Kong in this regard. We are subject to unique risks due to the regulatory risks of the interpretation and application of PRC laws and regulations.

Furthermore, we are subject to certain legal and operational risks associated with having all business operations in Hong Kong as well as the risks associated with having clients who are mainland China individuals or companies that have shareholders or directors that are mainland China individuals. We are also subject to the risks of regulations about any future actions the PRC government or authorities in Hong Kong may take in this regard. Such risks may include changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, and Chinese or United States regulations that may materially and adversely affect our business, financial condition, results of operations and the market price of the Shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of offered securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Recently, the PRC government initiated a series of regulatory actions and made statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Shares to investors. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 20.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, or in the event that we or the Operating Subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or the Operating Subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and/or no longer be permitted to continue business operations as presently conducted.

Such governmental actions:

●	could result in a material change in our operations and/or the value of our securities;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”), together with other relevant government authorities in mainland China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines (collectively, the “CSRC Filing Rules”), which came into effect on March 31, 2023. The CSRC Filing Rules further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The CSRC Filing Rules further clarified and emphasized that the comprehensive determination of the “indirect overseas offerings and listing of PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the procedures under the CSRC Filing Rules if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issues’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

The management understands that as of the date of this prospectus, the Company has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While the Company has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Shares.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review (“Revised Review Measures”), which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of far less than one million PRC individual clients; and (iv) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel, CFN Lawyers LLP, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we and our Operating Subsidiary are not required to obtain any licenses, permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite licenses, permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, namely the business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been recently imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, the Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s determinations announced on December 16, 2021, relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. The PCAOB has continued its inspection on accounting firms headquartered in the PRC and in Hong Kong since then. According to the PCAOB’s publications of its firm inspection reports, there has been at least 9 and 9 accounting firms, headquartered in the PRC and in Hong Kong respectively, being inspected from 2023 to 2025 by PCAOB. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted” on page 26. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of the Shares to be materially and adversely affected.

For HFE to transfer cash to its subsidiaries, HFE is permitted under the laws of the Cayman Islands to provide funding to our Operating Subsidiary through loans or capital contributions. HFE is permitted under the laws of the Cayman Islands to provide funding to the Operating Subsidiary subject to certain restrictions set forth in the Cayman Companies Act. As a holding company, HFE may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of HFE’s subsidiaries incur debt on their own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to HFE. During the years ended September 30, 2024 and 2025, HFE did not declare or pay any dividends and there was no transfer of assets among HFE and its subsidiaries. During the years ended September 30, 2024 and 2025, the operating subsidiary, Hao Feng, declared interim dividends of $256,410 and $769,231 to its shareholders respectively, prior to the reorganization of the Group. Such dividends were recorded as a reduction to retained earnings at the declaration date and paid on the same date. Save as disclosed herein, the Group did not make any dividend payments during the year ended September 30, 2024 and 2025.

We do not have any current intentions to distribute further earnings. If we decide to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from the Operating Subsidiary by way of dividend payments. See “Dividend Policy,” “Risk Factors — Risks Related to Our Shares and this Offering — We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” on page 31, and “Statements of Shareholders’ Equity” in the Report of Independent Registered Public Accounting Firm for further details.

Upon the completion of this offering, [20,000,000] Shares will be outstanding (assuming that the underwriters do not exercise any portion of their over-allotment option). HFE will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering under this prospectus, the Controlling Shareholder of HFE will own [●]% and [●] of the total issued and outstanding Shares , representing approximately [●]% of the total voting power.

Upon the completion of this offering, the outstanding shares of HFE will consist of [20,000,000] Shares , assuming the underwriters of this offering (the “underwriters”) do not exercise their over-allotment option (as defined below.

	Per Share		Total(2)
IPO price	$	[●]	$	[●]
Underwriting discounts(1)	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]

(1)	Represents underwriting discounts equal to eight percent (8%) per Ordinary Share.

(2)	Assumes that the underwriters do not exercise any portion of their over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[●] exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority (“FINRA”), as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Shares. We have granted the underwriters an option for a period of forty-five (45) days after the closing date of this offering (the “Closing Date”) to purchase up to [●] additional Shares from us at the IPO price (or 15% of the Shares sold in this offering), less underwriting discounts to cover over-allotment option, if any. If the underwriters exercise the over-allotment option in full, assuming the public offering price per Share is $[●], the total underwriting discounts payable will be $[●] (the midpoint of the price range set forth on the cover page of this prospectus) and the total proceeds to us, before expenses, will be $[●].

We expect our total cash expenses for this offering to be approximately $[●], including cash expenses payable to the underwriters for their reasonable out-of-pocket expenses, exclusive of the above discounts.

The underwriters expect to deliver the Shares against payment as set forth under “Underwriting” on or about           , 2026.

You should not assume that the information contained in the registration statement to which this prospectus is a part is accurate as of any date other than the date hereof, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares being registered in the registration statement of which this prospectus forms a part.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

The date of this prospectus is           , 2026.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell the Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this prospectus outside the United States.

HFE is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a majority of our outstanding Shares are owned by non-U.S. residents. Under the rules of the SEC we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act.

Until and including             , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade the Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

●	“BVI” refers to the British Virgin Islands;

●	“Companies Act” refers to the Companies Act (as revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” and “HFE” refers to Hao Feng Group Ltd., an exempted Company with limited liability incorporated under the laws of the Cayman Islands on October 14, 2025, that will issue the Shares being offered, and in the context of describing its operation and business, its subsidiaries;

●	“Controlling Shareholder” refers to Mr. Chu Chun Man and/or Hao Feng Education Limited. Mr. Chu Chun Man beneficially owns [●] of the total issued and outstanding Shares through Hao Feng Education Limited, a BVI private company wholly-controlled by him, representing approximately [●%] of the total voting power, immediately after the completion of this Offering, assuming the underwriters do not exercise their over-allotment option.

●	“COVID-19” refers to the Coronavirus Disease 2019;

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

●	“HKD” or “HK$” refers to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“mainland China” refers to the PRC (excluding Hong Kong, Macau and Taiwan);

●	“Memorandum and Articles” refers to the amended and restated memorandum and articles of association of our Company adopted by special resolutions passed on June 22, 2026;

●	“Nasdaq” refers to Nasdaq Stock Market LLC;

●	“Ordinary Shares” or “Shares” refers to our ordinary shares, par value $0.0001 per share

●	“Operating Subsidiary” or “Hao Feng” refers to Hao Feng International Limited, a company incorporated in Hong Kong with limited liability on January 13, 2012, a directly owned subsidiary of HFE and our sole Operating Subsidiary in Hong Kong. HFE owns 9,999 ordinary shares of the Operating Subsidiary, representing 99.99% of the Operating Subsidiary’s share ownership. The remaining 1 ordinary share is owned by Ms. LAU Mei Yu, the spouse of our Controlling Shareholder, representing 0.01% shareholding;

●	“PCAOB” refers to Public Company Accounting Oversight Board;

●	“PRC” or “China” refers to the People’s Republic of China, including Taiwan, Hong Kong and Macau, and the term “Chinese” has a correlative meaning for the purposes of this prospectus only, unless the context otherwise indicate. The references to laws and regulations of “China” or the “PRC” are only to such laws and regulations of mainland China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau;

●	“PRC government” or “PRC authorities,” or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” refer to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“RMB” or “Renminbi” means Renminbi, the lawful currency of the PRC;

●	“SEC” or “Securities and Exchange Commission” means the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended; and

●	“U.S. dollars” or “$” or “USD” or “dollars” refers to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

HFE is a holding company with operations conducted in Hong Kong through its key Operating Subsidiary in Hong Kong, Hao Feng. Hao Feng’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus as of and for the fiscal years ended September 30, 2024 and 2025 were calculated at the rate of $1 = HK$7.8. No representation is made that the HK$ amount represents or could have been, or could be converted, realized or settled into $ at that rate, or at any other rate.

ii

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

Founded on January 13, 2012, we are one of the market participants with the high revenue in the highly fragmented Hong Kong investment education market. According to the BARENTSZ & CRI’s report, we ranked third among investment education service providers focusing on retail investors and high-net-worth clients in Hong Kong in terms of revenue in 2024.. We are dedicated to providing high-quality courses and programs on financial markets, stock trading, portfolio management, fundamental analysis and investment strategies tailored to meet the diverse appetite for investment success of our customers. We operate through our Operating Subsidiary, Hao Feng, which has established itself in the education market in Hong Kong. Since 2012, we have leveraged our experience and expertise in asset management by setting up an independent financial education tuition center in Hong Kong, aimed at delivering both online and in-person training to individual investors with practical financial knowledge. Our tuition center operates solely in the financial education sector, generating revenue from periodic tuition fees and workshops. Our founder, the Controlling Shareholder, is a seasoned asset management veteran with over 16 years of experience in asset management and is a Type 9 license holder (permitted to carry out asset and fund management activities) awarded by the Hong Kong Securities & Futures Commission. His expertise brings institutional perspective straight from the first-hand source, pulling in hands-on experiences from managing investment portfolios. This differentiated our services from other financial education service providers who rely only on textbooks. Our management includes educators, finance professionals and operations experts. Our financial education courses include both in-person and online classes on topics such as trading, risk analysis and market strategies, the culmination of which will allow our customers to obtain investment knowledge and experience that will be beneficial for their career advancement in the field of investments and finance. Our customers are mainly annual subscribers of our online and on-site lessons, which have grown steadily throughout the years of our operations.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	We have a strong focus on providing investment-specific content through our channels of operation, combined with our experienced and highly qualified tutors;

●	commitment to content quality and alignment of our finance education with latest regulatory developments; and

●	operating on-site with good track record raise confidence and trust among our customers.

Our Strategies

We intend to pursue the following strategies to further expand our business:

●	explore opportunities for global expansion and enhance our international presence;

●	upgrade our IT infrastructure by implementing customer relationship management modules to allow for broader reach and increase cost efficiency;

●	expand course variety to capture broader market share;

●	continue to optimize our reputation as profession investment tuition and continue to improve the qualifications of our tutors; and

●	implement self-developed algorithms and financial models enhancing our tuition and risk management.

Corporate History and Structure

HFE is an exempted company with limited liability incorporated under the laws of the Cayman Islands on October 14, 2025. HFE’s direct subsidiary is our Operating Subsidiary, Hao Feng. The Controlling Shareholder, Mr. Chu Chun Man, holds his beneficial interest in the Group since the incorporation of our Operating Subsidiary.

HFE operates its business through our Operating Subsidiary in Hong Kong, Hao Feng. Our Operating Subsidiary was incorporated on January 13, 2012 and was then controlled by the Controlling Shareholder prior to the reorganization as described below.

In advance of this offering, we undertook a reorganization which resulted in HFE becoming a holding company for the Operating Subsidiary.

The major steps of the reorganization were as follows:

On October 14, 2025, HFE was incorporated with an authorized share capital of US$50,000 divided into 450,000,000 Shares of par value US$0.0001 each, and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. At its incorporation, HFE issued 1 Class B Ordinary Share to Harneys Fiduciary (Cayman) Limited, an initial subscriber and an independent third party, which was subsequently transferred to the Controlling Shareholder at a nominal consideration of $0.0001 on the same day.

On December 31, 2025, through signing and executing a securities purchase agreement between Hao Feng and Mr. Chu Chun Man, Mr. Chu Chun Man, at nominal consideration of HK$1.00, transferred all his 9,999 ordinary shares of the Operating Subsidiary to HFE.

On January 22, 2026, HFE resolved to issue and allot 15,015 Shares and 34,985 Class B Ordinary Shares to the Controlling Shareholder, representing 100% of the shares issued of our Company at the time.

On February 12, 2026, the Controlling Shareholder transferred (i) 1,540 Shares to Apex Prime Advisory Limited at nil consideration; (ii) 900 Shares to Leung Pui Shan for a total consideration of HK$977,886.00; and (iii) 900 Shares to Tse Wing On for a total consideration of HK$977,996.00. Upon completion of the share transfers, our Company was owned as to approximately 93.3% by our Controlling Shareholder, 3.1% by Apex Prime Advisory Limited, 1.8% by Leung Pui Shan and 1.8% by Tse Wing On, respectively.

On June 22, 2026, the Company has re-classified and redesignated the authorised share capital from US$50,000 divided into (i) 450,000,000 class A ordinary shares of US$0.0001 each and (ii) 50,000,000 class B ordinary shares of US$0.0001 each, to US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 each. After the completion of the share redesignation, Hao Feng Education Limited held 46,660 ordinary shares, APEXX PRIME ADVISORY LTD held 1,540 ordinary shares, LEUNG Pui Shan held 900 ordinary shares and TSE Wing On held 900 ordinary shares, respectively. On the same day, the Company has capitalised US$1,995 by issuing additional 19,950,000 authorised but unissued ordinary shares, credited as fully paid, to the shareholders in proportion to their current respective shareholdings in the Company. Immediately after the capitalised share allotments, Hao Feng Education Limited held 18,664,000 ordinary shares, APEXX PRIME ADVISORY LTD held 616,000 ordinary shares, LEUNG Pui Shan held 360,000 ordinary shares and TSE Wing On held 360,000 ordinary shares, respectively.

The chart below illustrates our corporate structure and identifies our subsidiary upon completion of the aforementioned steps of reorganization and prior to this offering:

The chart below illustrates our corporate structure as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise the over-allotment option):

[●]

Upon the completion of this offering, [20,000,000] Shares will be outstanding. HFE will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering under this prospectus, the Controlling Shareholder of HFE will own [●] of the total issued and outstanding Shares , representing approximately [●]% of the total voting power assuming the underwriters do not exercise the over-allotment option.

We are offering [3,200,000] Shares, representing [16]% of the issued and outstanding Shares following completion of the offering of [3,200,000] Shares, assuming the underwriters do not exercise the over-allotment option.

Holding Company Structure

HFE is a Cayman Islands holding company with no material operations of its own, and we conduct our operations primarily in Hong Kong through the Operating Subsidiary. This is an offering of the Shares of HFE, an exempted company with limited liability incorporated under the laws of the Cayman Islands, instead of the shares of the Operating Subsidiary. Investors in this offer will not directly hold any equity interests in the Operating Subsidiary.

As a result of our corporate structure, HFE’s ability to pay dividends may depend upon dividends paid by the Operating Subsidiary. If our existing Operating Subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash to and From Our Subsidiaries

HFE is a holding company with no operations of its own. It conducts its operation in Hong Kong through its Operating Subsidiary, Hao Feng. Our Company relies on dividends or payments to be paid by its Operating Subsidiary to fund its cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses.

No regulatory approval is required for HFE to transfer cash to its subsidiaries is subject to the following: HFE is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in Hong Kong through loans or capital contributions.

The ability of Hao Feng to transfer cash to HFE is subject to the following: according to the Companies Ordinance of Hong Kong, Hao Feng may only make a distribution out of profits available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

During the year ended September 30, 2024 and 2025, HFE did not declare or pay any dividends and there was no transfer of assets among HFE and its subsidiary. During the year ended September 30, 2024 and 2025, the operating subsidiary, Hao Feng, declared interim dividends of $256,410 and $769,231 to its shareholders respectively. Such dividends were recorded as a reduction to retained earnings at the declaration date and paid on the same date. Save as disclosed herein, the Group did not make any dividend payments during the years ended September 30, 2024 and 2025.

If we determine to pay dividends on any of the Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. HFE is permitted under the laws of Cayman Islands to provide funding to its subsidiaries through loans or capital contributions. The Operating Subsidiary are permitted under the laws of Hong Kong to provide funding to HFE through dividend distributions without restrictions on the amount of the funds distributed.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Subject to the Cayman Islands laws and our Memorandum and Articles, our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Any of these factors could have a material adverse effect on our business, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our shareholders after the completion of the IPO.

The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves, as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between HFE and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to HFE and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

See “Dividend Policy” and “Risk Factors — Risks Related to Our Shares and this Offering — We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business,” and “Statements of Stockholder’s Equity” in Report of Independent Registered Public Accounting Firm for further details.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in the Shares. These risks are discussed more fully in “Risk Factors.”

Risks Related to Our Business and Industry

●	Our business depends on the strength of our brand and reputation, and customers’ recognition and their trust in our products may be materially and adversely affected if we fail to maintain and enhance our brand and reputation. See a more detailed discussion of this risk factor on page 14 of this prospectus.

●	We operate in a highly competitive market for financial education and our inability to compete effectively could adversely impact our business. See a more detailed discussion of this risk factor on page 14 of this prospectus.

●	Any quality issues related to our financial education course offerings could result in a loss of enrolled customers. See a more detailed discussion of this risk factor on page 15 of this prospectus.

●	Providing financial education tools could subject us to additional risks if such tools are construed to be investment advice or recommendations. See a more detailed discussion of this risk factor on page 15 of this prospectus.

●	We market and provide our course offerings through various online channels over whom we have limited control. See a more detailed discussion of this risk factor on page 15 of this prospectus.

●	Future changes in the financial education industry and consumer behavioural pattern may adversely affect our customers’ attraction to our course offerings through online channels. See a more detailed discussion of this risk factor on page 16 of this prospectus.

●	We are susceptible to the illegal or improper use of our content and platform (whether from customers, instructors, management personnel and other employees, or third parties), or other forms of misconduct, which could expose us to liability and damage our business and brand. See a more detailed discussion of this risk factor on page 16 of this prospectus.

●	System disruptions, capacity constraints and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain customers. See a more detailed discussion of this risk factor on page 16 of this prospectus.

●	Failure to maintain or improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner could adversely affect our financial performance and prospects. See a more detailed discussion of this risk factor on page 17 of this prospectus.

●	Failure to attract and retain customers to enroll in our courses and programs, and to maintain tuition levels, may adversely affect our financial performance and prospects. See a more detailed discussion of this risk factor on page 17 of this prospectus.

●	If customer satisfaction declines, a significant number of customers may not remain enrolled in our programs and our business, financial condition and results of operations will be adversely affected. See a more detailed discussion of this risk factor on page 17 of this prospectus.

●	Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability. See a more detailed discussion of this risk factor on page 17 of this prospectus.

●	Our internal procedures and guidelines may be inadequate or ineffective. See a more detailed discussion of this risk factor on page 18 of this prospectus.

●	We may experience increases in labor costs, labor shortages, or deterioration in labor relations that could adversely affect our operations. See a more detailed discussion of this risk factor on page 18 of this prospectus.

●	Any damage to our reputation may have a material adverse impact on our business and financial condition. See a more detailed discussion of this risk factor on page 18 of this prospectus.

●	Our IT infrastructure may require investment and upgrading. See a more detailed discussion of this risk factor on page 18 of this prospectus.

●	Our insurance coverage may not be sufficient to cover all potential losses. See a more detailed discussion of this risk factor on page 19 of this prospectus.

●	We may be unable to successfully implement our future business plans and objectives. See a more detailed discussion of this risk factor on page 19 of this prospectus.

●	We depend on key management personnel and our operation may suffer if we are unable to retain or replace them. See a more detailed discussion of this risk factor on page 19 of this prospectus.

●	We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims. See a more detailed discussion of this risk factor on page 20 of this prospectus.

●	We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our course offerings, which could cause us to incur substantial costs and damage our reputation. See a more detailed discussion of this risk factor on page 20 of this prospectus.

Risks Relating to Doing Business in Hong Kong

●	Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See a more detailed discussion of this risk factor on page 20 of this prospectus.

●	To the extent all of our business operation is in Hong Kong under our Operating Subsidiary, the funds or assets for business operation may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our Operating Subsidiary by the PRC government to transfer cash or assets. See a more detailed discussion of this risk factor on page 21 of this prospectus.

●	Our business, financial conditions and results of operations, and/or the value of our Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and PRC regulations which may become applicable to Hong Kong and thus to company such as our Operating Subsidiary. See a more detailed discussion of this risk factor on page 22 of this prospectus.

●	There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations. See a more detailed discussion of this risk factor on page 22 of this prospectus.

●	Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements. See a more detailed discussion of this risk factor on page 22 of this prospectus.

●	We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Shares to investors and cause the value of the Shares to significantly decline or be worthless. See a more detailed discussion of this risk factor on page 23 of this prospectus.

●	If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless. See a more detailed discussion of this risk factor on page 25 of this prospectus.

●	Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted. See a more detailed discussion of this risk factor on page 26 of this prospectus.

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation. See a more detailed discussion of this risk factor on page 27 of this prospectus.

●	The effect of the Hong Kong Autonomy Act and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiary. See a more detailed discussion of this risk factor on page 27 of this prospectus.

●	If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in the Shares, in particular if such matter cannot be addressed and resolved favorably. See a more detailed discussion of this risk factor on page 28 of this prospectus.

●	We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts. See a more detailed discussion of this risk factor on page 28 of this prospectus.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Shares. See a more detailed discussion of this risk factor on page 28 of this prospectus.

●	There are political risks associated with conducting business in Hong Kong. See a more detailed discussion of this risk factor on page 28 of this prospectus.

●	The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections. See a more detailed discussion of this risk factor on page 29 of this prospectus.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. See a more detailed discussion of this risk factor on page 29 of this prospectus.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside. See a more detailed discussion of this risk factor on page 29 of this prospectus.

Risks Related to our Shares and this Offering

●	There has been no public market for our Shares prior to this offering; if an active trading market does not develop, you may not be able to resell the Shares at any reasonable price. See a more detailed discussion of this risk factor on page 30 of this prospectus.

●	The trading price of the Shares may be volatile, which could result in substantial losses to you. See a more detailed discussion of this risk factor on page 30 of this prospectus.

●	Our Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares. See a more detailed discussion of this risk factor on page 31 of this prospectus.

●	As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See a more detailed discussion of this risk factor on page 31 of this prospectus.

●	We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See a more detailed discussion of this risk factor on page 31 of this prospectus.

●	Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares. See a more detailed discussion of this risk factor on page 32 of this prospectus.

●	If we fail to meet applicable listing requirements, Nasdaq may delist the Shares from trading, in which case the liquidity and market price of the Shares could decline. See a more detailed discussion of this risk factor on page 32 of this prospectus.

●	Our existing shareholders that are not included in this registration statement will be able to sell their shares after completion of this offering subject to restrictions under Rule 144. See a more detailed discussion of this risk factor on page 33 of this prospectus.

●	Any resale of our Shares in the public market by investors in this offering may cause the market price of our Shares to decline. See a more detailed discussion of this risk factor on page 33 of this prospectus.

●	If you purchase the Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares. See a more detailed discussion of this risk factor on page 33 of this prospectus.

●	If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of the Shares may be more volatile than it otherwise would be. See a more detailed discussion of this risk factor on page 33 of this prospectus.

●	Our board of directors may decline to register the transfer of Shares in certain circumstances. See a more detailed discussion of this risk factor on page 33 of this prospectus.

●	Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the Shares for return on your investment. See a more detailed discussion of this risk factor on page 34 of this prospectus.

●	Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Shares. See a more detailed discussion of this risk factor on page 34 of this prospectus.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud. See a more detailed discussion of this risk factor on page 34 of this prospectus.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline. See a more detailed discussion of this risk factor on page 34 of this prospectus.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See a more detailed discussion of this risk factor on page 34 of this prospectus.

●	You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation. See a more detailed discussion of this risk factor on page 35 of this prospectus.

●	Cayman Islands economic substance requirements may have an effect on our business and operations. See a more detailed discussion of this risk factor on page 35 of this prospectus.

●	Compliance with the newly enacted Holding Foreign Insiders Accountable Act may subject our directors and officers to significant reporting burdens and potential liability, and failure to comply may adversely affect our reputation and the liquidity of our shares. See a more detailed discussion of this risk factor on page 35 of this prospectus.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. See a more detailed discussion of this risk factor on page 35 of this prospectus.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. See a more detailed discussion of this risk factor on page 36 of this prospectus.

●	There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares. See a more detailed discussion of this risk factor on page 36 of this prospectus.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See a more detailed discussion of this risk factor on page 36 of this prospectus.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.” See a more detailed discussion of this risk factor on page 36 of this prospectus.

Recent Regulatory Developments in the PRC

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in Hong Kong through our Operating Subsidiary. We do not have any operations in mainland China and currently do not have or intend to have any operating subsidiary established in mainland China or any contractual arrangement to establish a VIE structure with any entity in mainland China, but because all of our operations are conducted in Hong Kong through our Operating Subsidiary, and Hong Kong is a Special Administrative Region of China, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Shares.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the PRC, with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. Due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard. We may also be subject to unique risks due to the uncertainty of the interpretation and application of PRC laws and regulations.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our securities;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

We are aware that recently the PRC government initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on our Hong Kong Operating Subsidiary’s daily business operations, their ability to accept foreign investments and the listing of our Shares on a U.S. or other foreign exchange. These actions could result in a material change in our operations and/or to the value of our Shares and could significantly limit or completely hinder our ability to offer or continue to offer our Shares to investors. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.” on page 20.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region, or the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong. The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. If there is a significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong may face similar regulatory risks as those operated in the PRC, including their ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, and conduct their business or accept foreign investment. In light of PRC government’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules, regulations and the enforcement of laws in the PRC can change quickly with little or no advance notice. The PRC government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like ourselves. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Shares significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more exert oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in mainland China, issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking Overseas Issuance and Listing shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the CSRC Filing Rules, which came into effect on March 31, 2023. The CSRC Filing Rules further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The CSRC Filing Rules further clarified and emphasized that the comprehensive determination of the “indirect overseas offerings and listing of PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the procedures under the CSRC Filing Rules if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issues’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

The management understands that as of the date of this prospectus, the Company has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While the Company has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Shares.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of far less than one million PRC individual clients; and (iv) as of the date of this prospectus, our Operating Subsidiary not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel, CFN Lawyers LLP, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite licenses, permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, namely the business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, we are not required to obtain any permission or approval from Hong Kong authorities to issue the Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue the Shares to foreign investors or operate our business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations.

As of the date of this prospectus, based on PRC laws and regulations effective as of the date of this prospectus, the Company is not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Shares to foreign investors or operate the business as currently conducted, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Operating Subsidiary were established and operate in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. HFE and the Operating Subsidiary are not required to obtain any permissions or approvals from any Chinese authorities to operate their business as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority.

Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which serves as Hong Kong’s constitution (the “Basic Law”). The Basic Law provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face similar regulatory risks as those operated in mainland China, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchanges, conduct their business or accept foreign investment or sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has an exemption from the rule that a majority of the Board of Directors must be independent directors; unfettered ability to transfer information to the SEC.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Joseph Biden, which contained, among other things, an identical provision to AHFCAA and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before the Shares may be prohibited from trading or delisted.”

The PCAOB has continued its inspection on accounting firm headquartered in the PRC and in Hong Kong since then. According to the PCAOB’s publications of its firm inspection reports, there has been at least 9 and 9 accounting firms, headquartered in the PRC and in Hong Kong respectively, being inspected from 2023 to 2025 by PCAOB.

See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted” on page 26.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of the Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. However, under the Holding Foreign Insiders Accountable Act effective on March 18, 2026, officers and directors of foreign private issuers with securities registered under Section 12 of the Securities Exchange Act of 1934 are required to report beneficial ownership and transactions under Section 16(a) of the Exchange Act. Relevant officers and directors, as insiders, of the Company are required to adhere to the Holding Foreign Insiders Accountable Act despite our status as a foreign private issuer.

Corporate Information

Our principal executive office is located at Flat/Room A, 17/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Hong Kong. Our telephone number is (+852) +852 93335711. Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, KY1-1002, Grand Cayman, Cayman Islands.

Our agent for service of process in the United States is [●], located at [●]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering

Securities being offered:	[3,200,000] Shares.

IPO price:	We estimate the IPO price will be between $[5] and $[8] per Ordinary Share.

Number of Shares outstanding before this offering:	[16,800,000] Shares.

Number of Shares outstanding after this offering:	[20,000,000] Shares.

Over-Allotment Option:	We have granted the Underwriter an option to purchase up to additional Shares from us at the public offering price less the underwriting discount within 45 days following the effective date of this prospectus to cover over-allotments (such option, “over-allotment option,” and the Shares underlying the over-allotment option, the “Option Shares,” and the Option Shares, together with the Shares, “Shares”).

Use of proceeds:	Based upon an IPO price of $ [●] per Share (the midpoint of the price range set forth on the cover page of this prospectus), we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] if the underwriters do not exercise their over-allotment option, and $[●] if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering to explore opportunities for global expansion and enhance our international presence, upgrade our IT infrastructure by implementing customer relationship management modules to allow for broader reach and increase cost efficiency, expand our course variety to capture broader market share, continue to optimize our reputation as licensed asset management professionals, enhance our tuition and management capabilities by implementing self-developed algorithms and financial models and, fund our working capital and for other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 44.

Lock-up:

We, on behalf of ourself and any successor entity, have agreed that, without the prior written consent of the Representative, we will not, other than in the normal course of business as employment compensation, for a period of 180 days after the date of the closing of this offering (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock, (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock or such other securities, in cash or otherwise. The foregoing restrictions shall not apply to any transfers of our ordinary shares which do not result in a change of beneficial ownership.

In addition, our directors and officers and any holder(s) of five percent (5)% or more of our outstanding shares as of the effective date of the registration statement (and all holders of securities exercisable for or convertible into shares of capital stock), have agreed that, for a period of 180 days after the date of the closing of this offering, subject to customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock. Notwithstanding the foregoing, the Representative may request “lock-up” agreements from any holder(s) of less than five percent (5%) of our outstanding shares as of the effective date of the registration statement, in its reasonable discretion. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Nasdaq listing:	We intend to have the Shares listed on the Nasdaq Capital Market under the symbol “HFE”.

Transfer agent and registrar:	[●]

Risk factors:	Investing in the Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option and is based on [20,000,000] Shares outstanding as of the date of this prospectus.

RISK FACTORS

An investment in the Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in the Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations, and future growth prospects. In these circumstances, the market price of the Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business depends on the strength of our brand and reputation, and customers’ recognition and their trust in our products may be materially and adversely affected if we fail to maintain and enhance our brand and reputation.

The success of our business is substantially dependent on maintaining and enhancing the reputation of our “Hao Feng” brand and our product offerings. Our investment course offerings have gained consumer recognition for their quality and expertise in provision of investment techniques and information on Hong Kong, US and PRC stocks markets. However, we face various risks that could undermine our brand value and consumer trust. Service quality and issues with our content provided during the course of our online and on-site classes could significantly damage our reputation. Customer service failures or negative consumer experiences may similarly erode trust in our brand. Adverse media coverage or negative social media attention could amplify any of these concerns.

The success of our business also depends significantly on our ability to anticipate, gauge and respond to changing consumer preferences, behavioral needs and investment patterns. Consumers’ willingness to purchase our lessons may fluctuate due to various factors including changes in economic conditions, disposable income levels, technological developments, cyclical economic growth and downturn affiliated with expansions and recessions, lifestyle shifts, and publicity surrounding our products or those of our competitors.

The market for financial education is characterized by rapidly evolving consumer preferences and heightened sensitivity to product value and the clarity to which service providers deliver sophisticated financial information and projections to consumers. Following the recent COVID-19 pandemic, where many education courses have switched to be provided online for convenient access to the wider public, consumer demand for online courses has experienced heightened demand and is expected to expand further due to digital transformation, increasing need for financial literacy, and market volatility fluctuations.

Should any of the above issues arise, even if ultimately proven to be without merit, our management team may need to divert substantial time and resources away from our core business operations to address these concerns. This diversion could materially impair our ability to execute our business strategy and negatively impact our financial performance.

The financial education sector in which we operate is particularly sensitive to marketing of our products and reputation of the content we deliver to our customers. Any suggestion that our course material fails to translate into prospective gains in individual investments could erode consumer confidence. Any regulatory scrutiny, even if ultimately resolved in our favor, could create reputational damage to us and our Operating Subsidiary.

We operate in a highly competitive market for financial education and our inability to compete effectively could adversely impact our business.

We operate in the competitive financial education industry in Hong Kong for the fiscal years of 2024 and 2025, and face significant competition based on factors including brand recognition, product quality, pricing, availability, selection, and convenience. Our competitors, including established domestic financial education providers, may possess greater financial resources, technical and development capabilities, and market presence than we do.

Education markets, in a broader sense, around the world are competitive and dynamic. We face varying degrees of competition from several discrete financial education providers because our learning system integrates many of the elements of the education development and delivery process, including curriculum development, instructor training and support, lesson planning, testing and assessment, and regulatory compliance management. We compete most directly with companies that provide online curriculum and support services revolving around investments and asset management. Additionally, we expect increased competition from for-profit supplementary education providers that have begun to offer virtual curriculum and services in the market for financial education. In Hong Kong and overseas markets we have yet to commence operation but anticipate serving, such as Taiwan and Singapore, we expect intense competition from existing providers and new entrants. Our competitors may adopt similar curriculum delivery, course support and marketing approaches, with different pricing and service packages that may have greater appeal in the market. Both public and private not-for-profit institutions with whom we currently or may in the future compete may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices or other advantages that we cannot match. If we are unable to successfully compete for new business, acquire more companies, or maintain current levels of academic achievement and community interest, our revenue growth and operating margins may decline. Price competition from our current and future competitors could also result in reduced revenues, reduced margins or the failure of our product and service offerings to achieve or maintain more widespread market acceptance.

Furthermore, intensified competition may cause our competitors to substantially increase their advertising and promotional activities or engage in aggressive pricing strategies. We cannot guarantee that our marketing efforts will be sufficient to compete effectively. Increased competitive pressure could require us to increase our marketing expenditure, potentially reducing our profit margins and affecting our overall profitability. Additionally, competitive pressures may result in price reductions, reduced margins, and loss of market share, any of which could adversely impact our financial performance.

We may also face direct competition from publishers of traditional educational materials that are substantially larger than we are and have significantly greater financial, technical and marketing resources. As a result, they may be able to devote more resources to develop products and services that are superior to our platform and services. We may not have the resources necessary to acquire or compete with technologies being developed by our competitors, which may render our online delivery format less competitive or obsolete.

Our future success will depend in large part on our ability to maintain a competitive position with our curriculum and method of delivery, as well as our ability to increase capital expenditures to sustain the competitive position of our product. We cannot assure you that we will have the financial resources, technical expertise, marketing, distribution or support capabilities to compete effectively.

Any quality issues related to our financial education course offerings could result in a loss of enrolled customers.

The success of our business depends on our ability to consistently deliver our course offerings with high quality and reliability. Maintaining consistent quality of our content depends on a number of factors, including our ability to ensure that our employees and other third parties involved in our operations constantly tailor and customize our course offerings according to market trends and adhering to our quality control guidelines in compliance to regulations of the Hong Kong Securities & Futures Commission, such as completion of at least a minimum of 5 hours of mandatory continuous professional training by every licensed individual.

Although we implement certain quality control standards and measures throughout our course delivery process, we cannot assure you that our quality control standards and measures will be effective at all times, or that we can identify any defects in our quality control measures in a timely manner. If the quality of any of our course offering deteriorates for any reason, or if customers do not perceive our course offerings to be as effective as claimed, we may face dropouts, cancellations of subscriptions and previous course enrollments, and customer complaints. Additionally, our course offerings contain various materials and components that, individually or in combination, may have actual or perceived unintended adverse effects on our customers or third-party asset portfolios. As our products are designed for referential purposes in the area of asset management and stock trading, there may be heightened scrutiny and sensitivity regarding their reliability. Any quality or reliability concerns, whether valid or not, could jeopardize customer confidence in our products.

Moreover, if any mislead or adverse effect of our financial investment information results in economic loss, we may suffer from claims of consumer fraud, resulting in financial losses and reputational damage. These legal claims may be expensive to defend even if we ultimately prevail.

Furthermore, if there is a pattern of quality and reliability issues in the investment eduucation industry in general, retail consumers’ perception of, and willingness to purchase, our products may also be negatively affected, regardless of whether such quality and reliability issues relate to us. Any quality and reliability issues related to our products or the financial education industry generally, whether actual or perceived, may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Providing financial education tools could subject us to additional risks if such tools are construed to be investment advice or recommendations.

We provide a variety of financial education tools and financial news (including our “基金經理贏錢博奕_朱晉民” YouTube channel, newsletters and podcasts) to our customers that we do not consider investment advice or investment recommendations, but we cannot guarantee that such services could not be mistakenly construed as constituting investment advice or recommendations by customers or regulatory agencies. Risks associated with providing investment advice include those arising from how we disclose and address possible conflicts of interest, inadequate due diligence, inadequate disclosure, human error and fraud. New regulations and non-Hong Kong regulations, such as the SEC’s Regulation Best Interest and certain state broker-dealer regulations, will impose heightened conduct standards and requirements if we are expanding our services in different jurisdiction and be deemed to provide recommendations to retail investors. To the extent that the services we provide are construed or alleged to constitute investment advice or recommendations, correctly or not, and we fail to clarify with the relevant authorities or satisfy regulatory requirements, or improperly advise our customers, or risks associated with advisory services otherwise materialize, we could be found liable for losses suffered by such customers, or could be subject to regulatory fines, penalties and other actions such as business limitations, any of which could harm our reputation and business.

We market and provide our course offerings through various online channels over whom we have limited control.

For the years ended September 30, 2024, and 2025, the Company generated revenue through marketing products to different online channels. This revenue generated from online channels, including YouTube, accounted for a notable percentage of our revenue. The performance of these channels and their ability to sell our course offering, uphold our brand, and maintain our business are crucial to the future growth of our business and may directly affect our total sales volume and profitability.

The performance and reliability of our technology infrastructure is especially critical to our reputation and ability to attract and retain customers and instructors. Any sustained system error or failure, or a sudden and significant increase in bandwidth usage, could limit access to our course offerings and membership benefits, and therefore, damage our ability to generate revenues. Our computer networks may also be vulnerable to unauthorized access, computer hackers, computer viruses and other malware, and other security problems.

Future changes in the financial education industry and consumer behavioral patterns may adversely affect our customers’ attraction to our course offerings through online channels.

Our online channel mainly includes direct promotions to consumers through our self-operated social media channels. The future growth of our operations depends on our ability to continue attracting online customers and generating new customer enrollments through these various online channels, as well as our ability to retain customers to our online course offering. We believe that maintaining a strong online presence helps improve our brand visibility and awareness.

The success of our online channels depends on a number of factors relating to the financial education industry and consumer behavioral patterns, including, without limitation:

●	our ability to drive consumer traffic to our social media channels and convert visitors into customers;

●	our ability to respond to changes in internet and mobile penetration;

●	the effectiveness of our digital marketing strategies in reaching potential customers;

●	the reliability and user experience of our social media platforms in both marketing and delivering our course content; and

●	the availability and security of relevant network infrastructure, such as online payment processing systems.

We cannot assure you that we can stay abreast of changing consumer behavioral patterns and preferences and anticipate product trends that will appeal to existing and potential online customers in the financial education market. Any decline in the popularity of online and offline classes in financial education and portfolio asset management, or our failure to identify and respond to trends and consumer requirements in online channels could result in decreased enrollments and subscriptions through our social media channels, which in turn could materially and adversely affect our business, financial condition, results of operations and prospect of us.

We are susceptible to the illegal or improper use of our content and platform (whether from customers, instructors, management personnel and other employees, or third parties), or other forms of misconduct, which could expose us to liability and damage our business and brand.

Although we design and formulate our course materials and contents, we have not registered any intellectual property rights over our course materials and contents. Despite absence of registration, we preserve copyright of our originally created materials automatically under the laws of Hong Kong. Our original copyrighted materials such as course materials, contents and platform (including our YouTube channel, Facebook and Instagram) are susceptible to unauthorized use, software license violations, and unauthorized copying and distribution, theft, employee fraud and other similar infractions and violations. Because we do not have full control over how our subscribed members will use our content and platform to communicate, our content and platform may be misused for improper, malicious, objectionable or illegal purposes. Such occurrences (whether originating from customers, instructors, management personnel and other employees, or third parties) can harm our business and consequently negatively affect our operating results. We could be required to expend significant additional resources to deter, police against and combat improper use of our content and platform and still may be unsuccessful in preventing such occurrences or identifying those responsible for any such misuse. Any failure to adequately protect against any such illegal or improper use of our content and platform could expose us to liability or reputational harm and could have a material adverse effect on our business, financial condition and results of operations.

Our brand image, reputation, business and results of operations may also be adversely affected by other forms of illegal or improper activities of our management personnel and other employees, such as intentionally failing to comply with government regulations, engaging in deceptive business and marketing practices, improper use of personal or sensitive information, or violations of anticorruption or similar laws. The precautions we take to prevent and detect such activities may not be effective in preventing or mitigating them. Even where such activities are unrelated to our business or the services provided by our management personnel or other employees to us, they may harm our brands and reputation.

System disruptions, capacity constraints and vulnerability from security risks to our online computer networks could impact our ability to generate revenues and damage our reputation, limiting our ability to attract and retain customers.

The operations of our Operating Subsidiary are susceptible to interruption from various unforeseen events beyond our control. Our ability to provide online classes depends on our capability to host classes for our customers and instructors online through third party social media channels, the security, facilities management and communications infrastructure of which we do not control. While we anticipate further developments and advancements of our IT infrastructure, such developments and advancements may not be able to prevent a significant interruption in the operation of this facility or the loss of user and operational data due to a natural disaster, fire, power interruption, act of terrorism or other unanticipated catastrophic event, or arising from other financial, technical or operational difficulties encountered by our third-party vendor.

Similarly, our ability to provide in-person classes depends on our capability to host classes for our customers and instructors on site in our offices or various other venues. Natural disasters such as earthquakes, floods, hurricanes, or severe weather conditions could damage our classrooms or disrupt our operations. Other potential disruptions include fires, explosions, prolonged power outages, water supply interruptions, equipment failures, and mechanical breakdowns. Such events could halt our classes, damage our physical course material, and may require costly replacements, potentially causing disruptions in our product delivery.

Additionally, our business continuity relies on uninterrupted provision of professional asset management information to our customers. Any disruption affecting our staff or instructors could impair our ability to fulfill our customers’ expectations in receiving such information in a timely manner. Human-caused disruptions also pose significant risks to our operations. Labor disputes, civil unrest, cybersecurity incidents, or terrorist activities, could interrupt our business activities. Global health crises, such as pandemics, may also increase demand for our online class offerings while potentially compromising our in-person class offerings through government-mandated shutdowns, workforce illness, or other complications.

Any such significant interruption, including one caused by our failure to successfully expand or upgrade our systems or manage our transition to utilizing expansions or upgrades of our IT infrastructure, could reduce our ability to manage our network and technological infrastructure and provide uninterrupted service, or be the occasion of loss or theft of important customer data, any of which could result in liability, business interruption, lost sales, enrollment terminations and reputational harm to us.

Failure to maintain or improve the content of our existing courses or to develop new courses on a timely basis and in a cost-effective manner could increase our costs or adversely affect our financial performance and operations.

We continually seek to maintain and improve the content of our existing courses and develop new courses in order to meet changing market needs. Revisions to our existing courses and the development of new courses may not be accepted by existing or prospective customers in all instances. If we cannot respond effectively to market changes, our business may be materially adversely affected. Even if we are able to develop acceptable new courses, we may not be able to introduce these new courses as quickly as customers require or as quickly as our competitors are able to introduce competing courses. If we do not respond adequately to changes in market requirements, our ability to attract and retain customers could be impaired and our financial results could suffer.

Establishing new courses or modifying existing courses also may require us to make investments in specialized personnel and capital expenditures, increase marketing efforts and reallocate resources away from other uses. We may have limited experience with the subject matter of new courses and may need to modify our systems and strategy. If we are unable to increase the number of customers, offer new courses in a cost-effective manner or otherwise manage effectively the operations of newly established courses, our business, financial condition and results of operations could be materially adversely affected.

Failure to attract and retain customers to enroll in our courses and programs, and to maintain tuition levels, may adversely affect our financial performance and prospects.

The success of our business depends primarily on the number of customer enrollments in the courses and programs we offer on our platforms, and the amount of our course and program fees. As a result, our ability to attract customers to enroll in our courses and programs is critical to the continued success and growth of our business. This, in turn, will depend on several factors, including, among others, our ability to develop new educational programs and enhance existing educational programs to respond to the changes in market trends, customer demands and government policies, to maintain our consistent and high teaching quality, to market our programs successfully to a broader prospective customer base, to develop additional high-quality educational content, sites and availability of our platform and to respond effectively to competitive market pressures.

If our customers perceive that our education quality deteriorated due to unsatisfying learning experiences, which may be subject to a number of subjective judgments that we have limited influence over, our overall market reputation may diminish, which in turn may affect our word-of-mouth referrals and ultimately our customer enrollment. In addition, the expansion of our offering of courses and services may not succeed due to competition, our failure to effectively market our new courses and services (whether due to defects in our marketing tools and/or failure to adjust our strategy in order to meet the needs of current and potential customers), maintain the quality of our courses and services, or other factors. We may be unable to develop and offer additional educational content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market trends and customer demands. If we are unable to control the rate of customer attrition, which can be affected by various factors outside our control such as customers’ personal circumstances and local socioeconomic factors, our overall enrollment levels are likely to decline or if we are unable to charge tuition rates that are both competitive and cover our rising expenses, our business, financial condition, cash flows and results of operations may be materially adversely affected.

If customer satisfaction declines, a significant number of customers may not remain enrolled in our programs, and our business, financial condition and results of operations will be adversely affected.

The success of our business depends on a customer’s decision to continue his or her education through his or her membership to our programs. This decision is based on many factors, including customer achievement through their own individual asset management endeavors and customer satisfaction to our offerings. We expect that, as our enrollments increase and the portion of customers that have not used our learning system for multiple years increases, the average familiarity of all customers to our learning system may decrease. Additionally, customer satisfaction may decline as not all customers are able to devote the substantial time and energy necessary to complete our curriculum. A customer’s satisfaction may also suffer if his or her relationship with the virtual or in-person instructor do not meet expectations. If a customer’s performance or satisfaction declines, customers may decide not to remain enrolled in one or more of our programs, and our business, financial condition and results of operations will be adversely affected.

Our curriculum and approach to instruction may not achieve widespread acceptance, which would limit our growth and profitability.

Our curriculum and approach to instruction are based on customers learning how to “create sustained wealth” through an increased level of financial literacy rather than “get quick money.” The goal of this approach is to make customers long-term asset management professionals and benefit monetarily via wise and informed financial analysis. This approach, however, is not accepted by all customers, financial analysts and asset managers, who may favor more traditional and formalistic methods, along with more traditional course offerings and curriculums. Accordingly, some customers, financial analysis and asset managers are opposed to the principles and methodologies associated with our approach to learning and have the ability to negatively influence the market for our products and services.

Our internal procedures and guidelines may be inadequate or ineffective.

Our Operating Subsidiary has implemented basic operational procedures and staff guidelines for our business. However, our procedures and guidelines may not comprehensively address all aspects of our operations. Our current guidelines for staff employment, training and development and code of conduct may have gaps or inconsistencies that could lead to operational inefficiencies or errors. As such, we rely heavily on personnel who understand our processes, creating potential vulnerabilities if these personnel become unavailable. We may face challenges in enforcing our existing guidelines across all operational areas. Employee adherence to procedures may vary. We cannot assure you that our employees are sufficiently or fully trained to implement these policies, or that their implementation will be free from human error or mistakes. If our operational guidelines are proved to be inadequate or are inconsistently followed, we could experience service delivery issues, quality control failures, or compliance problems that could materially and adversely affect our business, financial condition, and results of operations.

We may experience increases in labor costs, labor shortages, or deterioration in labor relations that could adversely affect our operations.

Our Operating Subsidiary depends on its personnel and employees to manage our enrollments and deliver our esteemed asset management education material to our customers. Labor represents a significant component of our operating costs, and we face various labor-related risks that could impact our business performance.

Labor costs in Hong Kong may continue to rise due to factors such as minimum wage increases, enhanced benefit requirements, and general economic conditions. The increasing costs may compress our profit margins if we are unable to offset them through pricing adjustments. The nature of financial education and professional expertise required to educate customers with financial knowledge requires both workers and professionals with specific training, potentially limiting our ability to quickly replace personnel or find alternative solutions during periods of labor shortage.

Labor shortage could constrain our service offering capacity, extend lead times, and limit our ability to fulfill customer expectations promptly. Such shortages might result from general workforce availability issues, competition from other employers, or specific challenges in recruiting and retaining workers with the necessary skills for our service delivery processes. Any significant disruption to our workforce could impair our ability to meet customer expectations.

There is no assurance that we will not experience labor disputes, employee dissatisfaction, or other workforce related challenges in the future. Any deterioration in labor relations could potentially result in service delivery disruptions, increased turnover, loss of experience, or reputational damage.

Any damage to our reputation may have a material adverse impact on our business and financial condition.

Our directors consider our brand and reputation to be critical to our success and believe that we, through the Operating Subsidiary, have established ourselves as a prominent financial education service provider in Hong Kong. Our ability to develop, maintain, and enhance our brand and reputation will largely depend on: (i) the ability to continue providing satisfactory services to current and prospective customers, and (ii) market perception, which is particularly important in an industry where integrity, clients’ trust, and confidence are crucial. Our brand and reputation could be materially and adversely affected if:

●	the services provided by the Operating Subsidiary fail to meet the expectations or requirements of its clients;

●	we and the Operating Subsidiary become subject to significant client complaints, litigation, and/or disputes;

●	we, directors, or any members of staff of the Company or the Operating Subsidiary become subject to allegations of negligence, misconduct, or breach of laws and regulations, or become the subject of regulatory investigations, proceedings, public censure, or private reprimand.

Any harm to our reputation may cause existing and potential clients to be reluctant to procure our services in the future.

Our IT infrastructure may require investment and upgrading.

Our IT infrastructure of our Operating Subsidiary, which markets our financial education service portfolio and hosts our online classes via various social media channels, may require capital investments and periodic upgrades. These investments could be necessitated by various factors, including equipment depreciation, technological advancements in online advertising and streaming processes, or the need to expand capacity to meet growing demand.

Capital expenditures for infrastructure improvements and equipment upgrades represent significant financial commitments that may impact our cash flow and profitability. If we are unable to effectively recover these costs through adjustment of product pricing, our financial performance could be materially and adversely affected. Additionally, our ability to fund necessary investments may be constrained by our available capital resources, access to financing, or competing priorities for cash allocation.

The timely completion of any infrastructure upgrades is subject to factors beyond our control, including equipment delivery delays from suppliers, construction or installation complications, and potential disruptions to ongoing operations during implementation. If infrastructure upgrades or expansion experience significant delays, our production capacity could be temporarily constrained, limiting our ability to fulfill customer orders and meet market demand for our financial education products. Any disruption to our service delivery capabilities during these infrastructure upgrades could result in production shortfalls, delivery delays, and potential loss of customers, which may further materially and adversely affect our business, financial condition and results of operation.

Our insurance coverage may not be sufficient to cover all potential losses.

Our Operating Subsidiary maintains basic insurance policies that we believe are customary for our business. These policies include certain employees’ compensation insurance and other policies as required by applicable laws in Hong Kong. However, our insurance coverage has inherent limitations and may not be adequate to protect us against all potential risks and losses associated with our business operations. We may face losses from events such as business interruptions due to unforeseen circumstances that may not be fully covered by our existing insurance policies. In the event that we experience substantial losses and liabilities that are not covered by our insurance policies, we could face substantial unexpected costs that would require us to divert financial resources from other planned use. If we suffer losses that exceed our insurance coverage, or if we experience losses for which we have no coverage, our business, financial condition, and results of operations could be materially and adversely affected.

We may be unable to successfully implement our future business plans and objectives.

Our future business plans may be hindered by factors beyond our control, such as competition within the industry we and the Operating Subsidiary operate; our ability to cope with high exposure to financial risk, operational risk, market risk, and credit risk as our business and client base expands; and our ability to provide, maintain, and improve the level of human and other resources in servicing our clients. As such, we cannot assure you that our future business plans will materialize, that our objectives will be accomplished fully or partially, or that our business strategies will generate the intended benefits to us as initially contemplated. If we fail to implement our business development strategies successfully, our business performance could be materially and adversely affected.

We may in the future pursue acquisitions and joint ventures as part of our growth strategy. Any future acquisition or joint venture may result in exposure to potential liabilities of the acquired companies and significant transaction costs, and it may also present new risks associated with entering additional markets or offering new products or services and integrating the acquired companies or newly established joint ventures. Moreover, we may not have sufficient management, financial, and other resources to integrate companies we acquire or to successfully operate joint ventures, and we may be unable to profitably operate our expanded company structure. Additionally, any new business that we may acquire or joint ventures we may form, once integrated with our existing operations, may not produce expected or intended results.

We depend on key management personnel and our operation may suffer if we are unable to retain or replace them.

We and the Operating Subsidiary have a team of experienced and competent management who are responsible for directing and managing daily operations, monitoring and supervising compliance and risk management, overseeing financial condition and performance, allocating and budgeting human resources, and formulating business strategies.

However, we cannot assure you that we can retain the services of the key management of the Company and of the Operating Subsidiary and find suitable replacement if any of them terminate their engagement with us or the Operating Subsidiary, are unable or unwilling to continue their services, or in the event of death.

Other than the key management of the Company and of the Operating Subsidiary, we and the Operating Subsidiary also rely on its staff in different business operations to implement our business strategies, provide quality services to clients, manage our compliance and risks, identify and capture business opportunities, maintain relationship with clients, and procure new clients. Loss of professional staff and failure to recruit replacements will materially and adversely affect our business operations.

We may be a party to legal proceedings from time to time and we cannot assure you that such legal proceedings will not have a material adverse impact on our business. In particular, there may be potential employees’ compensation claims and personal injury claims.

We may be involved in claims and litigations in respect of various matters from our customers and employees and other parties concerned with our works from time to time. Such claims may include in particular employees’ compensation claims and personal injury claims in relation to personal injuries suffered by employees as a result of accidents arising out of and in the course of employment of the injured employees. There is no assurance that we will not be involved in any claims or legal proceedings, nor can we assure you that any such claims or legal proceedings would not have a material adverse impact on our business. Should any claims against us fall outside the scope and/or limit of insurance coverage, our financial position may be adversely affected. Regardless of the merits of any outstanding and potential claims, we need to divert management resources and incur extra costs to handle these claims, which could affect our corporate image and reputation if they were published by the press. If the aforesaid claims were successfully made against us and are not covered by insurance policies, we may need to pay damages and legal costs, which in turn could adversely affect our results of operations and financial position.

As of the date of this prospectus, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, or operations. Actions brought against us and the Operating Subsidiary may result in settlements, awards, injunctions, fines, penalties, and other results adverse to us. A substantial judgment, settlement, fine, or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our course offerings, which could cause us to incur substantial costs and damage our reputation.

We develop the content for our course offerings ourselves or through partnerships with third parties. We cannot assure you that there will be no inaccurate or inappropriate materials included in our course offerings or the materials we obtain from our third-party partners. In addition, our course material designed internally based on our understanding of the global financial markets may be investigated by the regulatory authorities. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the content of any of our course offerings violate any laws, regulations or governmental policies or infringes upon its legal rights. Even if such claim were not successful, defending it may cause us to incur substantial costs including the time and attention of our management. Moreover, any accusation of inaccurate or inappropriate content could lead to significant negative publicity, which could harm our reputation and future business prospects.

Risks Related to Doing Business in Hong Kong

Our key operations are in Hong Kong, a Special Administrative Region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of the Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

HFE is a holding company and we conduct our operations in Hong Kong through the Operating Subsidiary. Hong Kong is a Special Administrative Region of the PRC. Although a portion of our customers are individuals from mainland China or companies that have shareholders and directors that are individuals from mainland China, the Operating Subsidiary does not have operations in mainland China or is not regulated by any regulator in mainland China. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory and legal uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the PRC laws and regulations to Hong Kong and exercise significant direct influence and discretion over the operation of the Operating Subsidiary in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons. There is current risks that we or our Operating Subsidiary were to become subject to the PRC laws and regulations, such that all the legal and operational risks associated with being based in and having operations in the PRC also apply to the operations in Hong Kong, and we face the risks and uncertainties associated with the PRC legal system, complex and evolving PRC laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like the Operating Subsidiary and us, given the substantial operations of the Operating Subsidiary in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence the Operating Subsidiary’s operations at any time could result in a material change in our operations and/or the value of our securities. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of the Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities.

To the extent all of our business operation is in Hong Kong under our Operating Subsidiary, the funds or assets for business operation may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our Operating Subsidiary by the PRC government to transfer cash or assets.

We may in the future depend on dividends and other distributions on equity paid by our Operating Subsidiary or depend on our assets located in Hong Kong for our cash and financing requirements.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may then restrict the ability of any PRC entities to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations.

According to current PRC Law, PRC national laws relating to cash or assets transfer do not apply in Hong Kong. However, while there are currently no such restrictions on the ability of our Company and our Operating Subsidiaries to transfer cash and/or assets, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Operating Subsidiaries in Hong Kong, and to the extent cash or assets in our business is in Hong Kong or in our Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiary by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC for cross-border transactions. Any limitation on the ability of our Operating Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Our business, financial conditions and results of operations, and/or the value of our Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future laws and PRC regulations which may become applicable to Hong Kong and thus to company such as our Operating Subsidiary.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over PRC-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

We have no operations in the PRC. Our Operating Subsidiary is located and operates in Hong Kong. As of the date of this prospectus, the PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities in Hong Kong. Based on our understanding of the PRC laws and regulations currently in effect as of the date of this prospectus, as our Operating Subsidiary is located in Hong Kong, we are not currently required to obtain permission from the PRC government to list on a U.S. securities exchange and consummate this Offering. However, there is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

Our operations are conducted in Hong Kong, a Special Administrative Region of China with its own governmental and legal system that is independent from mainland China and has its own distinct rules and regulations. However, the Operating Subsidiary may become subject to laws, rules, and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Prior court decisions may be cited for reference but have limited precedential value, unlike the common law system applicable in Hong Kong. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of the Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since the Operating Subsidiary operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer the Shares to investors and cause the value of the Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or the PRC Personal Information Protection Law, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of

China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 24, 2021, the CSRC, together with other relevant government authorities in China, issued the Draft Overseas Listing Regulations. The Draft Overseas Listing Regulations require that a PRC domestic enterprise seeking to issue and list its shares overseas, or Overseas Issuance and Listing, shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise on the basis of the equity, assets, income, or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing under the Draft Overseas Listing Regulations.

On February 17, 2023, the CSRC released the Trial Measures for Administration of Overseas Securities Offerings and Listings by Domestic Companies and five interpretive guidelines, or the CSRC Filing Rules, which came into effect on September 30, 2023. The CSRC Filing Rules further stipulate the rules and requirements for overseas offering and listing conducted by PRC domestic companies. The CSRC Filing Rules further clarified and emphasized that the comprehensive determination of the “indirect overseas offerings and listing of PRC domestic companies” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the procedures under the CSRC Filing Rules if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by PRC domestic companies, and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. Furthermore, the CSRC Filing Rules provide a negative list of types of issuers banned from listing overseas, the issues’ obligation to comply with national security measures and the personal data protection laws, and certain other matters such as the requirements that an issuer (i) file with the CSRC within three business days after it submits an application for initial public offering to the competent overseas regulator and (ii) file subsequent reports with the CSRC on material events, including change of control and voluntary or forced delisting, after its overseas offering and listing.

The management understands that as of the date of this prospectus, the Company has no operations in mainland China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the CSRC Filing Rules. While the Company has no current operations in mainland China, should we have any future operations in mainland China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China, or the CAC, or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our potential operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations entirely. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this Offering before settlement and delivery of our Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this Offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Furthermore, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comment, which required that, among others, in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the CAC, the NDRC, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. It remains unclear whether a Hong Kong company which collects personal information from PRC individuals shall be subject to the Revised Review Measures. We do not currently expect the Revised Review Measures to have an impact on our business, our operations or this Offering as we do not believe that our Operating Subsidiary would be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that would be required to file for cybersecurity review before listing in the U.S., because (i) our Operating Subsidiary organized and operating in Hong Kong and the Revised Review Measures remains unclear whether it shall be applied to Hong Kong companies; (ii) our Operating Subsidiary operates without any subsidiary or VIE structure in mainland China; (iii) as of date of this prospectus, our Operating Subsidiary has collected and stored personal information of far less than one million PRC individual clients; and (iv) as of the date of this prospectus, our Operating Subsidiary not been informed by any PRC governmental authority of any requirement that they file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Review Measures are adopted into law in the future and if our Operating Subsidiary is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, our operation and the listing of our Shares in the U.S. could be subject to CAC’s cybersecurity review.

We have been advised by our Hong Kong counsel that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, we and our Operating Subsidiary are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Shares to foreign investors. No such permissions or approvals have been applied for by the Company and/or its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, the Operating Subsidiary received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by our Hong Kong counsel that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s assessment that the Company and its subsidiaries currently have no material operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Shares to foreign investors, including the CAC or the CSRC because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) our Operating Subsidiary operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that our Operating Subsidiary is not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authority. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC or if applicable laws, regulations or interpretations change and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

Given the uncertainties arising from the legal system in mainland China and Hong Kong, including uncertainties regarding the interpretation and enforcement of the PRC laws and regulations and the significant authority of the PRC government to intervene or influence the offshore holding company headquartered in Hong Kong, there remains significant uncertainty in the interpretation and enforcement of Draft Overseas Listing Regulations, CSRC Filing Rules, PRC Personal Information Protection Law, relevant mainland China data privacy, cybersecurity laws and other regulations. It is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the Operating Subsidiary and the listing of our Shares on the U.S. or other foreign exchanges.

If the PRC Personal Information Protection Law becomes applicable to the companies headquartered in Hong Kong, our business, or the operation of the Operating Subsidiary, there can be no assurance that we or our subsidiaries will be able to comply with the PRC Personal Information Protection Law. The Operating Subsidiary’s current practice of collecting and processing personal information may be required to be rectified or terminated by regulatory authorities. Failure to comply with any applicable requirements may subject the Operating Subsidiary to fines and other penalties which may have a material adverse effect on its business, operations, and financial condition. Furthermore, if the CSRC Filing Rules become applicable to the Operating Subsidiary in Hong Kong, if any of the Operating Subsidiary is deemed to be an “Operator”, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law become applicable to the Operating Subsidiary in Hong Kong, the business operation of the Operating Subsidiary and the listing of our Shares in the United States could be subject to the CAC’s cybersecurity review or the CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and the Operating Subsidiary become subject to the CAC or CSRC review, we cannot assure you that the Operating Subsidiary will be able to comply with the regulatory requirements in all respects and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. Compliance with these laws and regulations could significantly increase the costs of providing our service, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which the Operating Subsidiary currently operate or in which we or the Operating Subsidiary may operate in the future.

Additionally, as the Operating Subsidiary are based in Hong Kong without operation and subsidiaries in mainland China, under the currently effective PRC laws and regulations, we and the Operating Subsidiary are not required to seek approval from the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor have we or the Operating Subsidiary received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities as of the date of this prospectus. However, since the CSRC Filing Rules were newly promulgated, its interpretation, application and enforcement remain unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities. If there is a significant change to the current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and/or if we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of the PRC, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct offerings or list outside of the PRC may subject us to sanctions imposed by the CSRC, CAC, or other PRC regulatory authorities. It could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into the mainland China as foreign investments or accept foreign investments, ability to offer or continue to offer Shares to investors or list on the U.S. or other overseas exchange may be restricted, and the value of our Shares may significantly decline or be worthless, our business, reputation, financial condition, and results of operations may be materially and adversely affected. The CSRC, the CAC, or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the CAC, or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

If the PRC government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the PRC government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations published by CSRC on December 24, 2021 also have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in mainland China-based issuers. It remains uncertain as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

It remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to the Operating Subsidiary. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including the Operating Subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including of businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Shares significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspectable by the PCAOB and, as such, in the future investors may be deprived of the benefits of the PCAOB inspection program. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reduced the time before the Shares may be prohibited from trading or delisted.

Our auditor, AOGB CPA Limited, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, is an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. AOGB CPA Limited is headquartered in Hong Kong and is subject to inspection by the PCAOB on a regular basis and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s December 2021 determination report, and we and the Operating Subsidiary have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in mainland China, and we cannot assure you that our current auditor’s work will continue to be able to be inspected by the PCAOB. As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges, such as the Nasdaq, of issuers included on the SEC’s list for three consecutive years, thus reducing the time period for triggering the prohibition on trading. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB, or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in the Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the AHFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the SEC announced that the PCAOB designated mainland China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the PRC MOF in respect to cooperation on the oversight of PCAOB-registered public accounting firms based in mainland China and Hong Kong. Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September 2022 and November 2022. On December 15, 2022, the PCAOB announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. As a result of the announcement, any companies audited by registered public accounting firms headquartered in mainland China and Hong Kong would not face immediate threat of trading prohibitions at this time. However, if any regulatory change or step taken by PRC regulators in the future precludes the PCAOB from accessing auditing papers of registered public accounting firms in mainland China and Hong Kong, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, then the companies audited by those registered public accounting firms may be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”) was signed into law by former President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The PCAOB has continued its inspection on accounting firm headquartered in the PRC and in Hong Kong since then. According to the PCAOB’s publications of its firm inspection reports, there has been at least 9 and 9 accounting firms, headquartered in the PRC and in Hong Kong respectively, being inspected from 2023 to 2025 by PCAOB.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which requires a foreign company to certify that it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On June 22, 2021, the U.S. Senate passed the AHFCAA, which was signed into law on December 29, 2022, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time-consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The effect of the Hong Kong Autonomy Act and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact the Operating Subsidiary.

On June 30, 2020, the Standing Committee of the PRC NPC adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong’s then chief executive, Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries conduct business operations in the future and were determined to be in violation of the Hong Kong National Security Law or the HKAA for some reasons, however unlikely, our business operations, financial position and results of operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in the Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

We are exposed to risks of general economic downturn and deteriorating market conditions, such as Sino-U.S. trade conflicts.

As our business and operations are based in Hong Kong, our business growth is primarily dependent upon the economy and market condition in Hong Kong and the PRC. The market conditions are directly affected by, among other things, the global and local political and economic environments, such as uncertainties about the Sino-U.S. trade conflicts. Any sudden downturn in the general economic environment or change to political environment in Hong Kong and the PRC beyond our control may adversely affect the financial market sentiment in general. Severe fluctuations in market and economic sentiments may also lead to a prolonged period of slowdowns. As such, our revenue and profitability may fluctuate and we cannot assure you that we will be able to maintain our historical financial performance in times of difficult or unstable economic conditions.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of the Shares.

Our business is conducted in Hong Kong through the Operating Subsidiary; our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to U.S. dollars at the rate of approximately HK$7.80 to $1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market may adversely affect the business operations of the Company. Hong Kong is a Special Administrative Region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Donald Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong outside the United States, and all of our assets are located outside the United States. All of our directors and management officers are Hong Kong nationals or residents, and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our clients, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services, which could affect clients’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on client confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to our Shares and this Offering

There has been no public market for our Shares prior to this offering; if an active trading market does not develop, you may not be able to resell the Shares at any reasonable price.

The offering under this prospectus is an IPO of our Shares. Prior to the closing of the offering, there was no public market for the Shares. While we plan to list the Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell the Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling the Shares and may impair our ability to acquire other companies by using the Shares as consideration.

The trading price of the Shares may be volatile, which could result in substantial losses to you.

The IPO price for our Shares will be determined through negotiations between the Representative and us and may vary from the market price of our Shares following our IPO. If you purchase our Shares in our IPO, you may not be able to resell those Shares at or above the IPO price. We cannot assure you that our Shares’ IPO price, or the market price following our IPO, will equal or exceed prices in privately negotiated transactions of our Shares that have occurred from time to time prior to our initial public offering. The market price of our Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	detrimental negative publicity about us, our services, our officers, directors, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, or directors;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Shares;

●	sales or perceived potential sales of additional Shares; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

The trading prices of the Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. The securities of some of these companies have experienced significant volatility since their IPOs, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and PRC companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of the Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future.

Our Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Shares begin trading on the Nasdaq Capital Market, our Shares may be “thinly-traded,” meaning that the number of persons interested in purchasing our Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we come to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Shares may not develop or be sustained.

As a “controlled company” under the rules of the Nasdaq Stock Market LLC, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our Controlling Shareholder beneficially owns the majority of the voting power of our outstanding Shares. Under the Rule 4350(c) of the Nasdaq Stock Market LLC, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the rules of the Nasdaq Stock Market LLC, and the requirement that our compensation and nominating committee consist entirely of independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, majority of the members of our board of directors might not be independent directors and our nominating and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Shares to look less attractive to certain investors or otherwise harm our trading price.

We rely on dividends and other distributions on equity paid by the Operating Subsidiary to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

HFE is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

According to the BVI Business Companies Act 2004 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of the Shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of upgrading our information technology systems and implementing additional financial and management controls, reporting systems and procedures in order to keep up with the requirements of being a reporting company under the Exchange Act. Additionally, the rapid growth of our operations and the IPO have created a need for additional resources within the accounting and finance functions due to the increasing need to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company.

As part of management’s assessment of our internal control over financial reporting, we identified material weaknesses in our internal control over financial reporting. These material weaknesses include (i) insufficient accounting personnel with adequate knowledge and experience in U.S. GAAP and SEC reporting requirements, and (ii) the absence of a comprehensive accounting policies and procedures manual to support the preparation of consolidated financial statements in accordance with U.S. GAAP.

We have hired additional resources in the accounting and finance function and continue to reassess the sufficiency of finance personnel in response to these increasing demands and expectations. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect to expend significant resources in developing the necessary documentation and testing procedures required.

We cannot be certain that the actions we will be taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begin its Section 404 reviews, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Ordinary Shares could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to capital markets.

If we fail to meet applicable listing requirements, Nasdaq may delist the Shares from trading, in which case the liquidity and market price of the Shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists the Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Shares;

●	reduced liquidity for the Shares;

●	a determination that the Shares are “penny stock,” which would require brokers trading in the Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our existing shareholders that are not included in this registration statement will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our existing shareholders, including our Controlling Shareholder, may be able to sell their Shares pursuant to Rule 144 under the Securities Act after completion of this offering and/or after the expiration of their lock-up period, if applicable. Because these shareholders have paid a lower price per Share than participants in this offering, when they are able to sell their Shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. These shareholders may sell all or a portion of their shares, from time to time, at the market price prevailing at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers. This fact could impact the trading price of our Shares following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our existing shareholders can sell their Shares, in addition to meeting other requirements, they must meet the required holding period. As such, the trading price of our Shares may fluctuate significantly due to such sales, which are beyond our control. We do not expect any of the Shares to be sold pursuant to Rule 144 during the pendency of this offering.

Any resale of our Shares in the public market by investors in this offering may cause the market price of our Shares to decline.

Any resale of our Shares by any subsequent resale of Shares in the public market by investors that have participated in this offering, or the perception that these sales could occur, could cause the market price of our Shares to decline. All Shares sold pursuant to this prospectus will be freely transferable without restriction or additional registration under the Securities Act. The Shares held by the officers, directors and shareholders holding 5% or more of the Company will be available for sale, upon the expiration of the lock-up period, subject to volume and other restrictions as applicable provided in Rule 144 and Rule 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Shares could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this offering.

If you purchase the Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares.

Investors purchasing our Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Share. As a result, investors purchasing Shares in this offering will incur immediate dilution. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of this offering.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of the Shares may be more volatile than it otherwise would be.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors may hold a high percentage of the Shares sold in this offering, even if the initial sales by the underwriters are designed to comply with the Nasdaq listing requirements. If this were to happen, investors could find our Shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their Shares and we may cease to meet the Nasdaq public stockholder requirements.

Our board of directors may decline to register the transfer of Shares in certain circumstances.

Where the Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may in its absolute discretion, decline to register any transfer of any Share which has not been fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Share unless: (i) the instrument of transfer is lodged with us, accompanied by the certificate for the Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) the Share transferred is fully paid and free of any lien in favor of us; (v) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that under no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow; our capital requirements and surplus; the amount of distributions, if any, received by us from our subsidiaries; and our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the Shares will likely depend entirely upon any future price appreciation of the Shares. We cannot assure you that the Shares will appreciate in value after this offering or even maintain the price at which you purchased the Shares. You may not realize a return on your investment in the Shares, and you may even lose your entire investment in the Shares. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Shares.

To the extent (i) we raise more money from this offering than required for the purposes explained in the section entitled “Use of Proceeds,” or (ii) we determine that the proposed uses set forth in that section are not no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. Although we have not currently identified any specific plan and target for a possible acquisition, the risk remains that the failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the Closing Date, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us based on certain civil liability provisions of the securities laws of the United States, and (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is also uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against our subsidiary, or our management named in the prospectus, as judgments entered in the U.S. can be enforced in Hong Kong only at common law. See “Enforceability of Civil Liabilities” for more information.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Memorandum and Articles, and by the provisions of the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain copies of the register of members or inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2013 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Cayman Islands economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2024 Revision) (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test. If the only business activity that the Company carries on is to hold equity participation in other entities and only earns dividends and capital gains, then based on the current interpretation of the ES Act, the Company is a “pure equity holding company” and will therefore only subject to the minimum substance requirements, which require us to (i) comply with the all applicable requirements under the Companies Act and (ii) have adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. However, there can be no assurance that we will not be subject to more requirements under the ES Act. Uncertainties over the interpretation and implementation of the ES Act may have an adverse impact on our business and operations.

Compliance with the newly enacted Holding Foreign Insiders Accountable Act may subject our directors and officers to significant reporting burdens and potential liability, and failure to comply may adversely affect our reputation and the liquidity of our ordinary shares.

On December 18, 2025, the Holding Foreign Insiders Accountable Act was signed into law, becoming effective on March 18, 2026. This legislation amends the Exchange Act to require directors, officers, and principal stockholders of foreign private issuers with securities registered under Section 12 of the Exchange Act to comply with the beneficial ownership reporting requirements of Section 16(a). The transition to Section 16(a) compliance represents a significant departure from past practice for PRC-based issuers, and we cannot assure you that all of our insiders will consistently comply with these requirements, as any high-profile failure to do so could result in negative publicity or a decline in the market price of our shares.

Historically, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. However, under the new rules, we will be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the previous requirements for foreign private issuers. Namely, we are obligated to disclose our insider shareholdings by filing initial statements of beneficial ownership within 10 days of becoming an insider, statements of changes in beneficial ownership within two business days of the insider transaction, and annual statements of changes in beneficial ownership within 45 days after our fiscal year-end date. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules.

The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that the loss of foreign private

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of the Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of the Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds the Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley for so long as we remain an emerging growth company. As a result, if we elect not to comply with such attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company-effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the Shares that is held by non-affiliates exceeds US$700 million as of the end of any second fiscal quarter before that time; and (2) the date on which we have issued more than US$1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our growth strategies;

●	current and future economic and political conditions;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our services;

●	our expectations regarding our client base;

●	our ability to obtain, maintain or procure all necessary government certifications, approvals, and/licenses to conduct our business, and in the relevant jurisdictions in which we operate;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	overall industry, economic and market performance;

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, as well as estimates by our management based on such data. We have commissioned BARENTSZ & CRI, an independent industry expert, for use and reference of their industry report. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which the Operating Subsidiary operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

OVERVIEW OF FINANCIAL EDUCATION

Financial education refers to improving individuals’ financial literacy, wealth management abilities, and risk management skills through the cultivation of knowledge, skills, and attitudes. Through systematic financial education content and services, educators can help learners understand and make reasonable use of financial instruments and financial market rules. The essence of financial education is the transmission of knowledge and the cultivation of skills, not the promise of direct financial returns.

Based on the content of the education, financial education can be divided into financial literacy and financial intelligence education, personal finance and wealth management education, securities investment and capital market education, and financial technology education. Based on the teaching model, financial education can be divided into online education, offline education, and online-merge-offline (OMO).

The upstream of financial education industry chain primarily provides knowledge and technology. The midstream is responsible for the development and delivery of financial education products and services. The downstream mainly consists of various end learners.

The Value Industry Chain of Financial Education

Sources: BARENTSZ & CRI’s Report

OVERVIEW OF DEVELOPMENT ENVIRONMENT IN HONG KONG

Financial Market Maturity and Market Investment Activity in Hong Kong

Hong Kong is one of the world’s most mature and competitive financial markets. According to the 2025 Global Financial Centers Index, Hong Kong maintains its position as the world’s third-largest financial center and the largest financial center in the Asia-Pacific region. The Hong Kong stock market is one of the world’s leading equity financing platforms. Its active initial public offering (IPO) activity attracts global companies to list, and its capital market depth and breadth are among the best in the world.

The Hong Kong securities market is highly active, with a significant increase in trading activity and capital inflows. According to data from the Hong Kong Exchanges and Clearing Limited (HKEX), the average daily turnover of the Hong Kong securities market reached HK$240.2 billion (US$31.23 billion) in the first half of 2025, a 1.18-fold increase compared to the previous year. Futures and options trading also saw significant growth, with the average daily trading volume exceeding 1.7 million contracts, a year-on-year increase of 11%.

Hong Kong Investors Are Actively Participating in the US Stock Market

The US stock market remains attractive as a core global investment market. Hong Kong investors widely participate in the US stock market, particularly in asset classes such as technology stocks and index ETFs.

Hong Kong capital is actively seeking diversified asset allocation globally. US stocks are becoming an important investment option for Hong Kong capital. Hong Kong investors actively participate in the US stock market through global brokers, utilizing various US stock derivatives, sector investments, and ETFs to diversify risk. This trend of international asset allocation is one of the key characteristics of investment behavior in Hong Kong.

Increased Demand for Financial Literacy in Hong Kong

Growth in Household Wealth and Increased Investment Participation. The growth of residents’ wealth and increased investment participation have driven up the demand for financial literacy. According to the Global Wealth Report 2025 released by UBS1, Hong Kong’s average wealth per adult increased by 1.5 percent to US$601,195 in 2024. The median wealth was US$222,015 in 2024, up about 2.1% year-on-year, ranking about 4th among major global cities. Asset allocation is broadly balanced between property and liquidity, with around 51% of wealth in real estate and 49% in liquid holdings. Within liquid assets, half is deployed into investment products, while the remainder sits in cash and deposits.

Increasing Complexity and Accelerated Innovation of Financial Products. In recent years, Hong Kong’s financial market has witnessed rapid product innovation. Financial products are becoming increasingly complex in their terms and their risks more hidden, placing higher demands on investors’ cognitive abilities. Without basic financial literacy, individual investors are prone to misjudging risks or being misled by sales pitches, thus amplifying potential losses. Therefore, the demand for systematic financial education and the cultivation of risk identification skills continues to rise.

Technology Lowers Barriers to Participation but Increases Financial Literacy Requirements. Fintech and online trading platforms have lowered the barriers to investment participation, making it easier for more non-professionals to enter the market. However, “ease of participation” does not equate to “ease of understanding.” Algorithmic recommendations, automated trading, and fragmented online information actually place higher demands on investment judgment. This has accelerated the urgent need for society to cultivate systematic financial literacy and judgment skills.

Application of AI-Driven Financial Education Apps/Tools

Hong Kong has seen a significant increase in the adoption of artificial intelligence (AI) technology by its financial institutions in recent years. According to a recent research report by HKIMR2, the application of generative AI in Hong Kong’s financial services industry is steadily growing. Approximately 75% of surveyed institutions already have at least one generative AI application or are developing one, with expectations to reach around 87% in the future.

The application of artificial intelligence in Hong Kong’s financial education sector is gradually developing. The Hong Kong University of Science and Technology has launched InvestLM, a generative AI platform for financial professionals that supports financial text understanding and market analysis. Futu Securities’ NiuNiu AI lowers the barrier for non-professional users to understand market and investment information by integrating language models with financial knowledge. Meanwhile, virtual banks and investment platforms such as AQUMON and Kristal.AI have utilized artificial intelligence to provide analysis and recommendations based on user behavior, driving the expansion of financial AI from professional applications to more mainstream and educational uses.

The barriers to entry for AI-driven financial education applications in Hong Kong are generally high, reflecting a comprehensive threshold formed by the superposition of multiple factors such as regulatory compliance, technological capabilities, and market trust. In a heavily regulated financial environment, AI product functions are highly susceptible to crossing the boundaries of investment advice or regulated activities. Meanwhile, stringent data privacy and cross-border compliance requirements significantly increase institutional and compliance costs. Furthermore, the requirements for professionalism, interpretability, and continuous iteration capabilities in AI models also make investment in technology and talent become a key constraint.

MARKETS OVERVIEW OF FINANCIAL EDUCATION IN HONG KONG

The Number of Online Financial Education Institutions in Hong Kong

According to BARENTSZ& CRI 's estimates, there were approximately 54 active financial education institutions in Hong Kong in 2024. These institutions include industry associations and professional education colleges, professional financial institutions, private financial education centers, financial education colleges or platforms in securities companies, and independent online education platforms.

Industry associations constitute the largest number of organizations, accounting for approximately 38.9% of the entire supply market. This is followed by private financial education institutions, accounting for about 18.5%. Next are financial education academies in securities companies and independent online education platforms, accounting for approximately 16.7% and 14.8% of the market respectively.

The Number of Online Education Institutions by Different Type in Hong Kong 2024

Source: BARENTSZ& CRI’s Report

Note: 1. The total number of financial education institutions in Hong Kong equals the sum of the above subcategories. 2. Industry associations and professional education colleges refer to financial industry associations and professional financial continuing education institutions that have online education platforms or online education courses (excluding university degrees). 3. Professional financial institutions refer to institutions that are recognized for their professional qualifications in the financial industry and that can provide online financial education and training. 4. Private financial education centers refer to private investment or financial education institutions that provide online courses or adopt online education models. 5. Financial education centers under securities companies refer to financial education academies or financial education platforms established by securities companies or brokerage platforms. 6. Independent online education platforms refer to third-party online education platforms that include learning platforms offering courses in finance or securities investment.

[1]	https://www.ubs.com/us/en/wealth-management/insights/global-wealth-report.html

[2]	Financial Services in the Era of Generative AI Facilitating Responsible Adoption

https://www.aof.org.hk/docs/default-source/hkimr/applied-research-report/genairep1.pdf?sfvrsn=7b0261f_0

The Market Size of Financial Education in Hong Kong

The Hong Kong financial education market continued to expand from 2022 to 2024, with a compound annual growth rate (CAGR) of 3.9%. In 2023, the market size exceeded US$1,000 million, reaching US$1,079 million, a year-on-year increase of 11.0%. In 2024, it remained almost flat compared to 2023, reaching US$1,054 million.

The demand for financial education will continue to grow, driven by the expansion of diverse population groups. High-net-worth individuals are showing increased demand for professional wealth management and digital asset courses. At the same time, the younger generation and new immigrants are paying more attention to basic financial literacy and investment skills, which together creates new growth opportunities for the financial education market. CRI predicts that Hong Kong’s financial education market size will experience rapid growth from 2025 to 2034, with a projected compound annual growth rate of 7.8%, the market size will reach US$ 2,233 Million in 2034.

The Market Size of Financial Education in Hong Kong 2022-2034

Source: BARENTSZ & CRI’s Report

Note: According to the exchange rate on December 2025: 1 HKD = 0.13 USD; 1 USD = 7.77 HKD

Individual investor education is the largest, accounting for 75.6% of the market share. The individual investor education market showed a continuous upward trend from 2022 to 2023. A slight decline was observed in 2024, but the figure remained almost the same as in 2023, with a compound annual growth rate of approximately 2.6% from 2022 to 2024. In 2024, the individual investor education market reached US$797 million. Following that are the corporate training and youth financial literacy markets, accounting for approximately 12.0% and 7.6% respectively. In 2024, the corporate training and youth financial literacy markets reached US$126 million and US$80 million respectively.

The Market Size of Financial Education by Market Segmentation in Hong Kong 2022-2024

Source: BARENTSZ & CRI’s Report

Note: According to the exchange rate on December 2025: 1 HKD = 0.13 USD; 1 USD = 7.77 HKD

Market Size and Growth Rate of US Equities Investment in Hong Kong

Hong Kong investors are increasingly active in investing in US equities through various channels. According to the U.S. Treasury Department’s 2024 Foreign Portfolio Holdings of U.S. Securities report, Hong Kong investors continued to increase their investments in U.S. equities from 2020 to 2024, showing an overall upward trend despite fluctuations. The scale of U.S. equities held by Hong Kong investors has grown rapidly over the past five years, with a compound annual growth rate of 14.6% from 2020 to 2024. In 2024, the scale of U.S. equities held by Hong Kong investors reached US$217 billion.

The Holdings of U.S. Equities in Hong Kong 2020-2024

Year	Holding of US Equities (US$ Billion)	Year on Year
2020	126	14.5%
2021	170	34.9%
2022	142	-16.5%
2023	168	18.3%
2024	217	29.2%
2020-2024 CAGR		14.6%

Source: U.S. Department of the Treasury and BARENTSZ& CRI

The Market Size of Potential Target Markets (Malaysia and Taiwan)

●	Market Size of Financial Education Market in Malaysia and Taiwan

The Malaysian financial education market continued to expand from 2022 to 2024, with a compound annual growth rate (CAGR) exceeding 13.5%. The Malaysian financial education market exceeded US$12,005 million in 2023 and continued to grow in 2024, reaching US$13,568 million. CRI predicts that the Malaysian financial education market will continue to grow over the next decade, with a compound annual growth rate of approximately 13.5% from 2025 to 2034. By 2034, the Malaysian financial education market size will be expected to reach US$48,135 million.

The Taiwanese financial education market continued to expand from 2022 to 2024, with a compound annual growth rate (CAGR) of 5.4%. In 2023, the market size exceeded US$2,000 million, reaching US$2,167 million, a year-on-year increase of 4.9%. It continued to grow in 2024, reaching US$2,294 million. CRI believes that Taiwan’s financial education market is expected to continue growing over the next decade, with a compound annual growth rate of approximately 6.5% from 2025 to 2034. The market size will be projected to reach US$4,306 million by 2034.

The Market Size of Financial Education in Malaysia and Taiwan 2022-2034

Source: BARENTSZ& CRI’s Report

Note: According to the exchange rate on December 2025: 1 MYR = 0.25 USD; 1 USD = 4.04 MYR. 1 TWD= 0.032 USD; 1 USD = 31.45 TWD

●	Market Size and Growth Rate of US Equities Investment in Malaysia and Taiwan

Malaysian investors continued to increase their investments in U.S. equities from 2020 to 2024, with holdings growing rapidly at a compound annual growth rate of 21.2%. In 2024, Malaysian investors held $41 billion in U.S. equities, an increase of approximately 20.6%.

Taiwanese investors continued to increase their investments in U.S. equities from 2020 to 2024, showing an overall upward trend despite fluctuations. The scale of U.S. equities held by Taiwanese investors has grown rapidly in recent years, with a compound annual growth rate of 16.6% from 2020 to 2024. In 2024, the scale of U.S. equities held by Taiwanese investors reached US$146 billion, a year-on-year increase of 30.4%.

Main Driving Factors and Opportunities of Financial Education

Hong Kong’s Role as an International Financial Hub. Hong Kong’s position as a leading international financial center is the most fundamental driver of demand for financial education. As financial products, market structures, and cross-border capital flows become more complex, individuals and institutions increasingly rely on professional financial education to maintain competitiveness.

Growth of Retail Investment and Wealth Management Needs. Rising participation in capital markets among retail investors and high-net-worth individuals significantly drives demand for non-certification-based financial education. As personal wealth accumulation grows, individuals seek practical education in investment strategies, asset allocation, tax planning, and retirement preparation.

Changes of Investor Structure Are Leading to Multi-layered Educational Demands. The proportion of younger investors is increasing. They are more interested in financial education content related to global macroeconomic trends, cross-market analysis, cryptocurrency trading, and U.S. stock investments. Furthermore, Hong Kong immigrants and professionals introduced through the Talent Admission Scheme will also increase the demand for advanced financial education, such as courses in asset allocation and US stock investment.

COMPETITIVE LANDSCAPE OF FINANCIAL EDUCATION MARKETS IN HONG KONG

Entry Barriers for Financial Education Market in Hong Kong

Industry Regulatory Barriers. The financial education industry faces high and complex regulatory barriers in Hong Kong. Multi-layered requirements for educational accreditation, financial licenses, advertising disclosure, and investor protection enhance the industry’s professionalism and standards. However, these also significantly increase compliance costs and the difficulty of understanding the regulations, creating substantial market entry barriers for new entrants.

Technology and Platform Barriers. In Hong Kong’s financial education industry, technology and platform capabilities have become significant implicit barriers to market entry. As learners’ demands for online, intelligent, and real-time interaction continue to rise, single-content-output institutions are finding it increasingly difficult to compete. New entrants need to make substantial upfront investments in teaching systems, data capabilities, and platform stability.

Brand and Reputation Barriers. the brand and reputation barriers in Hong Kong’s financial education industry include high trust dependence, scarcity of professional endorsements, a mechanism for amplifying reputational risks, and the long-term brand accumulation effect. These barriers are clearly time-incompressible, making it difficult for new entrants to quickly overcome them through short-term capital investment or aggressive marketing.

Entry Barriers for Financial Education Market in Malaysia

Market Competition Structure Barriers. Although the Malaysian financial education market is receiving increasing attention at the national level, the overall supply remains relatively fragmented and highly competitive. Existing financial institutions and large fintech companies often possess resource advantages (including brand, user base, and marketing channels), creating natural competitive barriers for new entrants.

Financial Regulatory Barriers. The Malaysian financial services sector is subject to strict regulation, which imposes requirements on the compliance of educational content. According to the 2013 Financial Services Act and the Islamic Financial Services Act, educational activities involving investment advice, risk warnings, or links to financial products may fall under regulatory requirements and be subject to scrutiny by bodies such as Bank Negara Malaysia (BNM) and the Securities Commission (SC).

Digital Divide and Usage Barriers. Despite high smartphone and internet penetration rates in Malaysia, demographic disparities persist. Some users (especially those in remote areas) may lack the necessary digital skills or trust in online financial education platforms, creating a technological barrier to user expansion and retention for these platforms.

Talent and Skills Barriers. At present, Malaysia faces a shortage of digital skills talent in areas such as fintech, advanced data analytics, and AI education technology. This poses a challenge for financial education platforms in terms of integrating technological development with in-depth content.

Entry Barriers for Financial Education Market in Taiwan

Market Competition and Industry Structural Barriers. Taiwan's financial education market remains largely dominated by existing financial institutions, stock exchanges, or industry associations that provide the leading courses and promotional activities. Independent, commercially operated educational platforms are relatively scarce. This means that new entrants face higher time and cost barriers to compete with existing educational resources in terms to brand recognition, customer acquisition, and market share.

Financial Regulatory Barriers. Taiwan's financial regulatory authorities have relatively strict regulations regarding financial services and technology. Any educational platform involving fintech tools, simulated trading, or integrated real financial services must ensure that its design and operation do not violate financial licensing or consumer protection regulations; otherwise, it may face administrative review or even restrictions. The regulatory authorities have strict information disclosure and compliance review systems for financial activities and promotional behaviors. This institutional requirement sets a basic threshold for compliance capabilities and operational standards for new entrants.

Culture and Consumer Perception. Taiwanese consumers have a relatively high level of financial literacy, but their willingness to pay for related courses is also more rational. The market shows a higher acceptance of free or public education content, which may create a barrier to demand conversion for commercial education service providers.

Key Competitor Categories

●	Licensed Professional Financial Education Institutions

Educational institutions with licenses from the Securities and Futures Commission (SFC) or strong financial institution backgrounds typically target the mid-to-high-end market. Their core advantages lie in compliance, professionalism, and brand credibility. These institutions offer courses that focus on systematic investment theory, risk management, and long-term asset allocation. Their clientele primarily consists of high-net-worth individuals or financial professionals.

●	Large-scale Commercial Financial Education Platforms

These institutions primarily rely on mature online technology systems and strong marketing capabilities to dominate both mass-market and large-scale markets. These competitors typically employ a model that combines online live streaming, pre-recorded videos, and community operations. They achieve rapid expansion through standardized courses and tiered pricing. Its competitive advantages lie in its user base, platform technology, and customer acquisition efficiency.

●	Small and Medium-Sized Institutions and Individual Instructors

The market still has a large number of small and medium-sized institutions and individual instructors as competitors. They are mainly active in niche markets or short-term speculative training markets. This group has relatively low barriers to entry. However, they are significantly affected by regulatory and public opinion pressures, resulting in limited operational stability and brand sustainability, and a high market attrition rate.

Top 5 Companies of Financial Education in Hong Kong

Participants of financial education industry in Hong Kong mainly include independent online financial education institutions, professional financial education institutions or investment institutions, industry associations.

According to the BARENTSZ& CRI’s report, based on companies’ operating revenue and market size of the Hong Kong’s financial education in 2024 (excluding the market for financial personnel examination training), we are the third financial education service provider in Hong Kong focusing on serving retail investors and high net worth clients, with a market share of approximately 0.15% of the financial education services market.

At present, there is one financial education company listed on the Hong Kong Stock Exchange. Legendary Education Group Limited is a Hong Kong-based investment holding company with a business portfolio spanning education and training as well as various diversified industries. The market share of the company reached 2.39% in 2024 based on BARENTSZ& CRI’s report.

The following table shows the market share and information of the top five financial education service providers in Hong Kong in 2024.

Rank	Name	Head office	Main Business	Revenue (US$ Thousand)	Market Share
1	Legendary Education Group Ltd	Hong Kong	● Financial literacy and investment education ● Private supplementary education	23,926	2.39%
2	Money Tab Limited	Hong Kong	➢ Online investment and financial education	4,019	0.40%
3	Hao Feng Investment Education Center	Hong Kong	● Professional investment education for individual investors	1,495	0.15%
4	FQ Education Academy	Hong Kong	➢ Basic financial literacy for children ➢ Financial literacy courses for college students and adults	1,404	0.14%
5	The Investopedia Institute of Hong Kong Limited	Hong Kong	● Financial investment topics and professional training	734	0.07%

Sources: BARENTSZ& CRI’s Report

Top 5 Companies of Financial Education in Malaysia

According to the BARENTSZ& CRI’s report, based on the size of the Malaysian financial investment market in 2024 and the companies’ operating revenue in 2024, Hao Feng Investment Education Center ranked third in 2024, ranked the top 5 companies.

The Malaysian financial investment education market is characterized by high fragmentation, low concentration, and dominance by small and medium-sized enterprises (SMEs). There are few listed companies in the Malaysian financial education market. At present, leading institutions generally hold less than 1% of the market share, and their revenue scale is similar. This indicates that there may be significant implicit barriers to expansion in areas such as user trust, brand building, compliant expression, and continuous content supply. Overall, it is still in the early to mid-stage of development. There is potential for increasing market concentration in the future through compliance, phantomization and capitalization.

The following table shows the market share and information of the top five financial education service providers in Malaysia in 2024.

Rank	Name	Head office	Main Business	Revenue (US$ Thousand)	Market Share
1	GrandPine Capital	Malaysia	● Investment education courses for retail investors	2,420	0.32%
2	Beyond Insights Investment & Trading Education	Malaysia	➢ Providing individuals with systematic, practical, and sustainable education in stock investment and trading	2,346	0.31%
3	Trade Wizard Academy	Malaysia	● Professional trading training courses in stock trading.	1,197	0.16%
4	WealthFort International Sdn Bhd	Malaysia	➢ Capital market investment education ➢ Related training services	810	0.11%
5	True Academy	Malaysia	● Training in stock market technical and fundamental analysis	141	0.02%

Sources: BARENTSZ& CRI’s Report

Top 5 Companies of Financial Education in Taiwan

According to the BARENTSZ& CRI’s report, based on the size of the Taiwan financial investment market in 2024 and the companies' operating revenue in 2024, Hao Feng Investment Education Center ranked third in 2024, ranked the top 5 companies.

Taiwan’s financial investment education market is characterized by competition dominated by leading platforms, differentiated content, and strengthened compliance and brand barriers. In Taiwan's financial investment education market, most companies operate through online platforms, offering flexible management and small core teams. There are few publicly listed companies in this sector in Taiwan . Smaller institutions enter the market by focusing on specific investment topics and leveraging their personal brand.

The following table shows the market share and information of the top five financial education service providers in Taiwan in 2024.

Rank	Name	Head office	Main Business	Revenue (US$ Thousand)	Market Share
1	Galaxy Digital Co., Ltd. (星系投資學院)	Taiwan	● Online courses and practical teaching in stock and financial investment	8,870	0.92%
2	StartingEdu	Taiwan	➢ Investment and financial management education ➢ Business management education ➢ Practical skills training in entrepreneurship and marketing/sales	2,419	0.25%
3	Cmoney	Taiwan	● Investment decision support and financial information services to individual and institutional investors	1,437	0.15%
4	ROIS Enterprises	Taiwan	➢ Diverse and practical financial trading education courses covering investment areas such as Taiwan stocks, US stocks, foreign exchange, futures and cryptocurrencies	467	0.05%
5	Fugle Academy	Taiwan	● Courses and live streams on stock research, investment strategies, and market analysis.	164	0.02%

Sources: BARENTSZ& CRI’s Report

USE OF PROCEEDS

Based upon an IPO price of $[●] per Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] if the underwriters do not exercise their over-allotment option, and approximately $[●] if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed IPO price of $[●] per Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $[●], assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1 million in the number of Shares we are offering would increase (decrease) the net proceeds to us from this offering by $[●], assuming the assumed IPO price remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

The primary purpose of this offering is to create a public market for the Shares for the benefit of all shareholders.

We plan to use the net proceeds of this offering as follows:

●	approximately [●]% (or approximately $[●] million) for [exploring opportunities for global expansion and enhance our international presence. Our geographical expansion will focus on broadening our reach to other Asia-Pacific market that are projected to grow in the coming years in CAGR, such as Malaysia, Singapore and potentially Taiwan];

●	approximately [●]% (or approximately $[●] million) for [upgrading our IT infrastructure by implementing customer relationship management modules to allow for broader reach and increase cost efficiency.];

●	approximately [●]% (or approximately $[●] million) for [expanding course variety to capture broader market share];

●	approximately [●]% (or approximately $[●] million) for [continuing to optimize our reputation as licensed asset management professionals];

●	approximately [●]% (or approximately $[●] million) for [enhance our tuition and management capabilities by implementing self-developed algorithms and financial models];

●	the balance of [●]% (or approximately $[●] million) to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this prospectus.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended September 30, 2024 and 2025, HFE did not declare or pay any dividends and there was no transfer of assets among HFE and its subsidiaries. During the years ended September 30, 2024 and 2025, HFE declared interim dividends of $256,410 and $769,231 to its shareholders respectively. Such dividends were recorded as a reduction to retained earnings at the declaration date and paid on the same date. Save as disclosed herein, the Group did not make any dividend payments during the year ended September 30, 2024 and 2025.

Subject to the Cayman Islands laws and our Memorandum and Articles, our board of directors has complete discretion as to whether to distribute dividends. Our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Material Income Tax Considerations — Cayman Islands Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

As we are a holding company incorporated in the Cayman Islands, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on the Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, [●], on:

●	an actual basis; and

●	a pro forma as adjusted basis to give effect to the sale of [●] Shares in this offering at the assumed IPO price of $[●] per Share after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, [●]
	Actual	Adjusted(1)
	$	$
Shares, $[●] par value per share: [●] shares authorized; [●] shares issued and outstanding; [●] shares issued and outstanding pro forma
Subscription receivable
Additional paid-in capital
Retained earnings
Total shareholders’ equity
Total capitalization

(1)	Reflects the sale of Shares in this offering at an assumed IPO of $[●] per Share, after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual IPO price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts and commissions (underwriting discount equal to [●]% per Share), non-accountable expense allowance, and estimated offering expenses payable by us ($[●]). We estimate that such net proceeds will be approximately $[●]. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this offering.”

DILUTION

If you invest in the Shares in this offering, your interest will be immediately diluted to the extent of the difference between the IPO price per Share in this offering and the net tangible book value per Share after this offering. Dilution results from the fact that the IPO price per Share is substantially in excess of the net tangible book value per Share. As of September 30, [●], we had a historical net tangible book value of $[●], or $[●] per Share. Our net tangible book value per Share represents total tangible assets less intangible asset, all divided by the number of Shares outstanding as of September 30, [●].

After giving effect to the sale of Shares in this offering at the assumed IPO price of $[●] per Share, we will have [●] Shares outstanding, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, [●], would have been $[●], or $ [●] per Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $[●] per Share to existing investors and immediate dilution of $[●] per Share to new investors. The following table illustrates this dilution to new investors purchasing Shares in this offering:

	Post- Offering(1)		Full Exercise of Over-allotment Option(2)
Assumed IPO price per Share	$	[●]	$	[●]
Net tangible book value per Share as of September 30, [●]	$	[●]	$	[●]
Increase in pro forma as adjusted net tangible book value per Share attributable to new investors purchasing Shares in this offering	$	[●]	$	[●]
Pro forma as adjusted net tangible book value per Share after this offering	$	[●]	$	[●]
Dilution per Share to new investors in this offering	$	[●]	$	[●]

(1)	Assumes gross proceeds from the offering of [●] Shares, and assumes that the over-allotment option has not been exercised.

(2)	Assumes gross proceeds from the offering of [●] Shares, and assumes that the over-allotment option has been exercised in full.

Each $1.00 increase (decrease) in the assumed IPO price of $[●] per Share would increase (decrease) our pro forma as adjusted net tangible book value as of September 30, [●], after this offering by approximately $[●] per Share, and would increase (decrease) dilution to new investors by $[●] per Share, assuming that the number of Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions, non-accountable expense allowance, and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Share after this offering would be $[●], the increase in net tangible book value per Share to existing shareholders would be $[●], and the immediate dilution in net tangible book value per Share to new investors in this offering would be $[●].

To the extent that we issue additional Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of September 30, [●], the differences between the existing shareholders and the new investors with respect to the number of Shares purchased from us in this offering, the total consideration paid, and the average price per Share paid at the assumed IPO price of $[●] per Shares, before deducting estimated underwriting discounts and estimated offering expenses. The total number of Shares does not include the over-allotment option.

	Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

HFE is an exempted company with limited liability incorporated under the laws of the Cayman Islands on October 14, 2025. HFE’s direct subsidiary is our Operating Subsidiary, Hao Feng. The Controlling Shareholder, Mr. Chu Chun Man, holds his beneficial interest in the Group since the incorporation of our Operating Subsidiary.

HFE operates its business through our Operating Subsidiary in Hong Kong, Hao Feng. Our Operating Subsidiary was incorporated on January 13, 2012 and was then controlled by the Controlling Shareholder prior to the reorganization as described below.

In advance of this offering, we undertook a reorganization which resulted in HFE becoming a holding company for the Operating Subsidiary.

The major steps of the reorganization were as follows:

On October 14 2025, HFE was incorporated with an authorized share capital of US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value US$0.0001 each, and 50,000,000 Class B Ordinary Shares of par value US$0.0001 each. At its incorporation, HFE issued 1 Class B Ordinary Share to Harneys Fiduciary (Cayman) Limited, an initial subscriber and an independent third party, which was subsequently transferred to the Controlling Shareholder at a nominal consideration of $0.0001 on the same day.

On December 31, 2025, through signing and executing a securities purchase agreement between Hao Feng and Mr. Chu Chun Man, Mr. Chu Chun Man, at nominal consideration of HK$[1.00], transferred all his 9,999 ordinary shares of the Operating Subsidiary to HFE. The other 1 ordinary share of the Operating Subsidiary is held by the spouse of the Controlling Shareholder, Ms. Lau Mei Yu.

On January 22, 2026, HFE resolved to issue and allot 15,015 Class A Ordinary Shares and 34,985 Class B Ordinary Shares to the Controlling Shareholder, representing 100% of the shares issued of our Company at the time.

On February 12, 2026, the Controlling Shareholder transferred (i) 1,540 Class A Ordinary Shares to Apex Prime Advisory Limited at nil consideration; (ii) 900 Class A Ordinary Shares to Leung Pui Shan for a total consideration of HK$977,886.00; and (iii) 900 Class A Ordinary Shares to Tse Wing On for a total consideration of HK$977,996.00. Upon completion of the share transfers, our Company was owned as to approximately 93.3% by our Controlling Shareholder, 3.1% by Apex Prime Advisory Limited, 1.8% by Leung Pui Shan and 1.8% by Tse Wing On, respectively.

On June 22, 2026, the Company has re-classified and redesignated the authorised share capital from US$50,000 divided into (i) 450,000,000 class A ordinary shares of US$0.0001 each and (ii) 50,000,000 class B ordinary shares of US$0.0001 each, to US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 each. After the completion of the share redesignation, Hao Feng Education Limited held 46,660 ordinary shares, APEXX PRIME ADVISORY LTD held 1,540 ordinary shares, LEUNG Pui Shan held 900 ordinary shares and TSE Wing On held 900 ordinary shares, respectively. On the same day, the Company has capitalised US$1,995 by issuing additional 19,950,000 authorised but unissued ordinary shares, credited as fully paid, to the shareholders in proportion to their current respective shareholdings in the Company. Immediately after the capitalised share allotments, Hao Feng Education Limited held 18,664,000 ordinary shares, APEXX PRIME ADVISORY LTD held 616,000 ordinary shares, LEUNG Pui Shan held 360,000 ordinary shares and TSE Wing On held 360,000 ordinary shares, respectively.

The chart below illustrates our corporate structure and identifies our subsidiaries upon completion of the aforementioned steps of reorganization and prior to this offering:

The chart below illustrates our corporate structure as of the date of this prospectus and upon completion of this offering (assuming the underwriters do not exercise the over-allotment option):

[●]

Upon the completion of this offering, 20,000,000 Shares will be outstanding. HFE will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering under this prospectus, the Controlling Shareholder of HFE will own [●] of the total issued and outstanding Shares , representing approximately [●]% of the total voting power assuming the underwriters do not exercise the over-allotment option.

Our Operating Subsidiary and Business Functions

Hao Feng was incorporated under the laws of Hong Kong on January 13, 2012. Hao Feng is a financial education service provider and its total issued shares are 99.99% owned by HFE.

We are offering [3,200,000] Shares of HFE, our Cayman Islands holding company, representing [16]% of the Shares following completion of the offering of [3,200,000] Shares of HFE, assuming the underwriters do not exercise the over-allotment option.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles do not provide for cumulative voting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes referred to or included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

Founded on January 13, 2012, we are one of the market participants with the high revenue in the highly fragmented Hong Kong investment education market. According to the BARENTSZ & CRI’s report, we ranked third among investment education service providers focusing on retail investors and high-net-worth clients in Hong Kong in terms of revenue in 2024. We are dedicated to providing high-quality courses and programs on financial markets, stock trading, portfolio management, fundamental analysis and investment strategies tailored to meet the diverse appetite for investment success of our customers. We operate through our Operating Subsidiary, Hao Feng, which has established itself in the education market in Hong Kong. Since 2012, we have leveraged our experience and expertise in asset management by setting up an independent financial education tuition center in Hong Kong, aimed at delivering both online and in-person training to individual investors with practical financial knowledge. Our tuition center operates solely in the financial education sector, generating revenue from periodic tuition fees and workshops. Our founder, the Controlling Shareholder, is a seasoned asset management veteran with over 16 years of experience in asset management and is a Type 9 license holder (permitted to carry out asset and fund management activities) awarded by the Hong Kong Securities & Futures Commission. His expertise brings institutional perspective straight from the first-hand source, pulling in hands-on experiences from managing investment portfolios. This differentiated our services from other financial education service providers who rely only on textbooks. Our management includes educators, finance professionals and operations experts. Our financial education courses include both in-person and online classes on topics such as trading, risk analysis and market strategies, the culmination of which will allow our customers to obtain investment knowledge and experience that will be beneficial for their career advancement in the field of investments and finance. Our customers are mainly annual subscribers of our online and on-site lessons, which have grown steadily throughout the years of our operations.

Key Factors that Affect Results of Operations

Demand for our services

Demand for our services, financial education, is influenced by several factors, including financial literacy, government regulations, global and regional economic cycles, social and cultural norms, and occupational requirements. Retail investors have long sought and relied upon the know-how and expertise of finance professionals in their asset portfolio management, and classes in this area have attracted significant demand during periods of economic growth. However, the COVID-19 pandemic and associated health emergencies led to a surge in online classes in replacement of actual on-site classes in 2020, with the advent of pre-recorded lectures posted online and live-streaming classes and talks in social media channels with significant coverage. As the world moved beyond the acute phases of the pandemic, there is still demand in online financial education offerings given their convenience and accessible nature. Nevertheless, demand for such product offerings is dependent upon overall economic conditions that incentivize investments globally. A sustained weakness or decrease in demand and prices for our products, or unfavorable changes in economic conditions, discouraging regulations, or policies that may impede our business development, could adversely affect our operational results.

Our ability to expand customer base

Our business growth hinges on our ability to successfully attract and secure new clients. While we are committed to expanding and sustaining our course offerings and sales, potential customers may choose not to purchase from us. This reluctance could stem from various factors, including our service costs, perceived quality and reliability concerns, or the availability of more suitable alternatives offered by competitors. Our failure to broaden our customer base would therefore significantly and adversely impact on our future prospects and overall results of operation.

Direct labor costs

We depend significantly on a skilled workforce throughout our financial education offering process, including the operation and management of our customer enrollment, and delivery of financial information by our professional instructors. Should direct labor costs rise, and we be unable to transfer these increases to our customers, our financial outlook and results of operation could be materially and adversely affected.

Competition

We operate in a competitive market with numerous local financial education professionals and online streamers vying for market share. We believe our success hinges on our established number of customers and subscribers to our product offering in Hong Kong, our focus on investment-specific content combined with future fund integration, unwavering commitment to content quality and alignment of our finance education with the latest regulatory developments, and our professional and experienced teaching team. However, there is no assurance that our competitors will not manufacture the same or similar product offerings at lower costs or even employ more advanced techniques to provide better quality product offerings in the financial education. We may be required to adjust our pricing strategy, provide sales incentives, or increase capital expenditure, which could negatively affect our financial performance. These measures may be necessary to maintain our competitiveness in light of current and potential competition from other financial education professionals and streamers, which could negatively affect our future prospects or profit margins.

Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Hong Kong

We own Hao Feng, our Operating Subsidiary. Hao Feng is incorporated in Hong Kong and is subject to Hong Kong profits tax at a two-tiered rate of 8.25% for the assessable profits of first HK$2 million and 16.5% for the remaining assessable profits. Under Hong Kong tax law, Hao Feng is exempted from income tax on its foreign-derived income, and there is no withholding tax in Hong Kong on remittance of dividends.

New accounting standards

See the discussion of the recent accounting pronouncements contained in Note 2 “Summary of significant accounting policies” to the consolidated financial statements in this prospectus.

Results of Operations

Year ended September 30, 2025 compared to year ended September 30, 2024

The following table sets forth a summary of the results of operations for the years indicated, both in absolute amount and as a percentage of year-on-year growth.

	For the years ended September 30,
	2025	2024
	(Audited)	(Audited)	% Change
	$	$
Revenue	1,449,745	965,616	50.1%
Cost of revenue – third parties	(15,462)	-	100.0%
Cost of revenue – related parties	(180,770)	(274,616)	(34.2)%
Gross profit	1,253,513	691,000	81.4%

Operating expenses:
Selling expenses – third parties	(24,028)	(37,486)	(35.9)%
General and administrative expenses – third parties	(183,010)	(211,388)	(13.4)%
General and administrative expenses – related parties	(48,718)	(48,396)	0.7%
Total operating expenses	(255,756)	(297,270)	(14.0)%

Other (expenses) income:
Finance costs	(15,853)	(22,864)	(30.7)%
Other (expenses) income, net	(129)	162	(179.6)%
Total other expenses, net	(15,982)	(22,702)	(29.6)%

Income before income tax expenses	981,775	371,028	164.6%
Income tax expenses	(140,631)	(39,846)	252.9%
Net income and comprehensive income	841,144	331,182	154.0%

Revenue

	For the years ended September 30,
	2025	2024	% Change

Revenue from On-Site Educational Services	$1,398,207	$965,616	44.8%
Revenue from Subscription-Based Digital Content	51,538	-	N/A
Total	$1,449,745	$965,616	$50.1%

For the year ended September 30, 2025, our revenue increased by $484,129, or 50.1%, to $1,449,745 from $965,616 for the year ended September 30, 2024. The increase was primarily attributable to (i) growth in our on-site educational services business and (ii) the introduction of subscription-based digital content services in January 2025.

Our on-site educational services saw growth primarily driven by an increase in both the average course price per student and the total number of enrolled students, this surge in volume and value was directly attributable to the implementation of targeted marketing initiatives, which effectively expanded our reach and converted prospective leads into registered students.

Additionally, we launched our subscription-based digital content services in January 2025, which generated $51,538 in revenue during the 2025 fiscal year.

Cost of revenue

For the year ended September 30, 2025, our cost of revenue from related parties and third parties amounted to $180,770 and $15,462, which represented a decrease of 34.2% as compared to $274,616 and an increase of 100.0% as compared to $Nil respectively for the year ended September 30, 2024.

Gross profit and gross profit margin

For the year ended September 30, 2025, our gross profit amounted to $1,253,513, which represented an increase of 81.4% as compared to that of $691,000 for the year ended September 30, 2024. For the year ended September 30, 2025, our gross profit margin was 86.5%, representing an increase of 14.9 percentage points as compared to that of 71.6% for the year ended September 30, 2024. While the revenue increased significantly due to the business expansion, the cost of revenue that comprising director's remuneration, MPF, and rent decreased in total. Driven by higher-margin revenue mix and reduced related-party costs led to a marked improvement in the gross profit margin.

Selling expenses

For the year ended September 30, 2025, our selling expenses amounted to $24,028, which represented a decrease of 35.9% as compared to $37,486 for the year ended September 30, 2024. This decrease was primarily driven by lowered advertising expenses in different platforms.

General and administrative expenses

Our general and administrative expenses consisted mainly of staff costs, bank charges, legal and professional fees, insurance expenses, and other miscellaneous expenses. For the year ended September 30, 2025, our general and administrative expenses amounted to $231,728 (of which $183,010 was from third parties and $48,718 was from related parties), which represented a decrease of 10.8% as compared to that of $259,784 (of which $211,388 was from third parties and $48,396 was from related parties) for the year ended September 30, 2024. The decrease was mainly driven by a reduction in business entertainment costs, which decreased from $52,894 for the year ended September 30, 2024 to $36,963 for the year ended September 30, 2025.

Other (expenses) income, net

For the year ended September 30, 2025, our other expenses, net amounted to $129, as compared to other income, net of $162 recorded for the year ended September 30, 2024, representing a 179.6% decrease. For the year ended September 30, 2025, third-party loss primarily consisted of exchange loss. By contrast, the third-party net income for the year ended September 30, 2024 was mainly due to bank interest income.

Finance costs

For the year ended September 30, 2025, our finance costs amounted to $15,853, which represented a decrease of 30.7% as compared to $22,864 for the year ended September 30, 2024. Finance costs represent bank loan interest.

Income tax expenses

For the year ended September 30, 2025, our income tax expenses amounted to $140,631, which represents an increase of 252.9% as compared to $39,846 for the year ended September 30, 2024. The increase was attributable to increase in operating income.

Net income

For the year ended September 30, 2025, our net income amounted to $841,144, which represents an increase of 154.0% as compared to $331,182 for the year ended September 30, 2024. The net profit margin for the year ended September 30, 2025 and 2024 was 58.0% and 34.3%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We have financed our operations, which included funding required for working capital, and other liquidity requirements, mainly through cash flow from business operations. We expect to fund our future operations and expansion plans with cash generated from our operations and net proceeds from the IPO and other funds raised from capital markets from time to time.

We believe we have sufficient cash generated from operations to meet our regular working capital requirements based on the contracts on hand and cashflow projection for the next 12 months from September 30, 2025, which is also based on our management’s experience, the financial data available and the expected proceeds obtained through the IPO.

Years ended September 30, 2025 and 2024

The following table sets forth a summary of our cash flows information for the years indicated:

	For the years ended September 30,
	2025	2024
	(Audited)	(Audited)
	$	$
Cash, cash equivalents and restricted cash at beginning of the year	560,205	420,618
Net cash provided by operating activities	658,645	259,333
Net cash used in financing activities	(67,272)	(119,746)
Cash, cash equivalents and restricted cash at end of the year	1,151,578	560,205

Operating activities

Our cash inflow from operating activities was principally receipt of subscription payments from our customers. Our cash outflows from operating activities were principally due to payments for salaries, rental, and other administrative and operating expenses. Net cash provided by operating activities reflects our net income mainly adjusted for changes in operating assets and liabilities items primarily including accounts receivable, amount due from/to a director, accrued expenses, contract liabilities and movement of tax payable.

Our net cash inflow from operating activities increased from $259,333 for the year ended September 30, 2024, to $658,645 for the year ended September 30, 2025. The increase was primarily attributable to higher net income, together with favorable changes in working capital, including increases in contract liabilities and movements in amounts due to/from a director.

Financing activities

For the year ended September 30, 2025, our net cash used in financing activities was $67,272. During the year, we repaid bank borrowings of $67,272.

For the year ended September 30, 2024, our net cash used in financing activities was $119,746. During the year, we repaid bank borrowings of $119,746.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, credit risk support, or other benefits.

Quantitative and Qualitative Disclosure About Market Risk

Interest rate risk

As of September 30, 2025, we had variable interest-rate bank borrowings of $371,169 with weighted average interest rates ranging from 3.11% to 7.49% per annum. We are exposed to interest rate risk primarily due to fluctuations in market interest rate to these borrowings. A hypothetical increase or decrease of 100 basis points in interest rates would result in an approximate increase or decrease in annual interest expense of $3,712, assuming all other variables remain constant. As of September 30, 2025, none of the bank borrowings have been early repaid in full.

Foreign exchange risk

We are exposed to foreign currency risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Revenue recognition

We have adopted revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented to recognize revenue from providing financial education-related services to our customers. Revenue is recognized when the following 5-step revenue recognition criteria are met:

1)	Identify the contract with a customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contracts; and

5)	Recognize the revenue when or as we satisfy a performance obligation.

This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer. A description of our principal revenue generating activities is as follows:

Revenue from On-Site And Online Tuition Course

The Group provides on-site and online tuition course to registered learners over a specified contractual period. Under these arrangements, the Group’s performance obligation is to deliver educational instruction and related teaching services throughout the course term. The Group has determined that this performance obligation is satisfied over time, in accordance with ASC 606-10-25-27(a), as learners simultaneously receive and consume the benefits of the services as they are performed during the contractual period. Consequently, revenue is recognized on a straight-line basis over the contractual period, which reflects the continuous delivery of investment and finance education course to the learners.

Tuition course fees are typically billed and collected in advance. Amounts received prior to the commencement of the course term are recorded as contract liabilities. Revenue is recognized progressively over the course term as the Group fulfills its performance obligation. The Group does not provide material rights or renewal discounts that would constitute separate performance obligations.

Revenue from Subscription-Based Digital Content

The Group also derives revenue from subscription fees for providing investment and finance educational content via a third-party platform, YouTube. In this arrangement, the Group acts as the principal because it controls the specified service before it is transferred to the end-user. The Group maintains primary responsibility for fulfilling the promise to provide access to premium content, owns the intellectual property, and is responsible for content acceptability. Additionally, the Group has sole discretion in determining the subscription price charged to the end-user.

The Group’s performance obligation is to provide access to premium educational content on a continuous basis throughout the subscription period. As such, revenue is recognized over time, on a monthly basis, as the content is made available to users. The subscription fee is paid by the end-user for access to the content over the term of the subscription.

Revenue is recognized monthly as the service is provided, consistent with the transfer of control to the customer. The Group considers the transfer of control to occur on a continual basis as the user has access to the content for the duration of the subscription. The subscription fee is recognized in full for each month the user has access to the content, with YouTube’s platform fee recorded as a cost of revenue. The Group also assesses whether there are any distinct goods or services within the subscription and, in this case, concludes that the single performance obligation is satisfied by the ongoing provision of content, with no separate performance obligations for renewal or access to future content.

Accounts receivable

The accounts receivable is without customer collateral and interest is not accrued on past due accounts. We estimate the allowance for current expected credit loss (“CECL”) on accounts receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on past due aging, and we determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions. Accumulated allowance of CECL of $Nil and $Nil was recognized as of September 30, 2025 and 2024. The accounts receivable is required to be written off when a determination is made that it is uncollectible.

BUSINESS

Overview

Founded on January 13, 2012, we are one of the market participants with the high revenue in the highly fragmented Hong Kong investment education market. According to the BARENTSZ& CRI’s report, we ranked third among investment education service providers focusing on retail investors and high-net-worth clients in Hong Kong in terms of revenue in 2024. We are dedicated to providing high-quality courses and programs on financial markets, stock trading, portfolio management, fundamental analysis and investment strategies tailored to meet the diverse appetite for investment success of our customers. We operate through our Operating Subsidiary, Hao Feng, which has established itself in the education market in Hong Kong. Since 2012, we have leveraged our experience and expertise in asset management by setting up an independent financial education tuition center in Hong Kong, aimed at delivering both online and in-person training to individual investors with practical financial knowledge. Our tuition center operates solely in the financial education sector, generating revenue from periodic tuition fees and workshops. Our founder, the Controlling Shareholder, is a seasoned asset management veteran with over 16 years of experience in asset management and is a Type 9 license holder (permitted to carry out asset and fund management activities) awarded by the Hong Kong Securities & Futures Commission. His expertise brings institutional perspective straight from the first-hand source, pulling in hands-on experiences from managing investment portfolios. This differentiated our services from other financial education service providers who rely only on textbooks. Our management includes educators, finance professionals and operations experts. Our financial education courses include both in-person and online classes on topics such as trading, risk analysis and market strategies, the culmination of which will allow our customers to obtain investment knowledge and experience that will be beneficial for their career advancement in the field of investments and finance. Our customers are mainly annual subscribers of our online and on-site lessons, which have grown steadily throughout the years of our operations.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

We have a strong focus on providing investment-specific content through our channels of operation, combined with our experienced and highly qualified tuition team

We deliver investment-focused educational content through multiple integrated channels, including digital platforms such as online live lessons, pre-recorded lessons available for subscribers on YouTube and other social media, and on-site tuition. Our materials are designed specifically for different customers including both investment beginners, investors with generic understanding and seasoned stock-market investors, covering topics from fundamental analysis to advanced portfolio strategies. This specialized content is developed and taught by our tuition team with extensive industry backgrounds, creating practical learning experience that connects theoretical concepts with real-world applications. Our tuition team is a focused group of employees and contractor consultants, led by our founder and supported by assistant tutors and market researchers. Our multi-channel approach allows students to access content in various formats, supporting different learning preferences and schedules. Our founder, the Controlling Shareholder, who has built a substantial following through practical investment insights and market commentary, personally mentors selected students and sets the educational philosophy that attracts both experienced professionals seeking to enhance their skills and newcomers entering the investment field. This combination of practitioner expertise and academic foundation creates a practical learning experience that connects theoretical concepts with current market application.

Commitment to content quality and alignment of our finance education with latest regulatory developments

We maintain rigorous quality standards for all educational materials and continuously update our curriculum to reflect regulatory changes. Our internal review team monitors policy developments across jurisdictions and incorporates new compliance requirements into relevant courses within established timeframes. Additionally, we track evolving market trends including technological innovations, new investment products, and changing investor preferences. This dual focus on regulatory updates and market evolution ensures our content remains relevant to current industry practices.

We regularly survey industry professionals and analyze employment data to identify emerging skill requirements, adjusting our curriculum to address these developing needs.

Operating on-site with good track record raise confidence and trust among our customers

Our physical campus provides students with tangible assurance of our stability and commitment to education. Unlike online-only providers that may appear and disappear, our established location demonstrates permanence and accountability. Students can visit our facilities, meet instructors in person, and observe our operations directly. This physical presence significantly reduces concerns about financial risk, as students understand their investment in education is supported by real infrastructure and long-term operations. Our track record of successful graduates and ongoing classes provides visible proof of our educational delivery, creating confidence that differs substantially from purely digital platforms where provider reliability can be uncertain. The combination of physical presence and demonstrated history helps potential students feel secure in their decision to enroll, knowing they are dealing with an established institution rather than a potentially transient online operation.

Our Strategies

We intend to pursue the following strategies to further expand our business:

Explore opportunities for global expansion and enhance our international presence

We will evaluate markets with growing demand for financial education, particularly in regions developing their financial sectors, such as Taiwan, Singapore and Malaysia. Initial expansion will focus on both establishing partnerships with local institutions and building new tuition facilities, testing market demand for our products. We plan to adapt our existing curriculum to meet regional regulatory requirements and market characteristics, ensuring content remains relevant across different jurisdictions. This includes translating core materials into additional languages and modifying examples to reflect local market conditions. We will also explore regulatory pathways that allow our certification programs to be recognized in target markets, facilitating student mobility and enhancing the value of our qualifications internationally.

Upgrade our IT infrastructure by implementing customer relationship management modules to allow for broader reach and increase cost efficiency

We intend to invest in technology systems that support larger student volumes while reducing per-student delivery costs. This includes implementation of the customer relationship management modules, upgrading our learning management platform to handle increased traffic and adding automated features for routine student services. We will adopt cloud-based systems to reduce hardware costs and improve system reliability. The upgraded infrastructure will support simultaneous delivery to multiple locations and time zones, allowing us to serve international students without proportional increases in staffing. We also plan to develop mobile applications, in the next [*] years, that provide offline access to materials, reducing data costs for students in regions with expensive internet access.

Expand course variety to capture broader market share

We will develop additional courses covering more aspects of finance and investment to serve different student segments. This includes introductory programs for those new to finance, specialized courses for specific investment products, and continuing education for experienced professionals. We plan to create shorter certificate programs that require less time commitment than our main courses, making our education accessible to working professionals with limited availability. We will also develop corporate training programs tailored to financial institutions’ specific needs. By offering courses at different levels and price points, we can serve students ranging from beginners to senior professionals, increasing our total addressable market.

Continue to optimize our reputation as profession investment tuition

We will maintain focus on investment-specific education rather than expanding into unrelated fields, reinforcing our position as specialists. This includes regularly reviewing and updating our curriculum based on industry feedback and employment outcomes. We plan to implement systematic professional development for our tutors, including support for obtaining additional certifications and attending industry conferences. We will also establish clearer pathways for experienced professionals to join our teaching team, including part-time arrangements that allow them to continue industry work. Additionally, we will document and share student success stories and career progression to demonstrate the practical value of our education, strengthening our reputation through measurable outcomes.

Implement self-developed algorithms and financial models enhancing our tuition and risk management capabilities

The Company will be developing a learning platform, in the next [*] years, that incorporates our self-developed algorithms and financial models to enhance its tuition and risk management capabilities. The platform will be an online financial education service designed to teach everyday people how to manage money, invest wisely, and understand markets at their own pace. Rather than offering static courses, the platform tracks each learner’s progress, identifies areas of difficulty, and automatically delivers personalized lesson recommendations, practice exercises, and timely check-ins from tutors. The underlying technology will be developed by specialized third-party software partners, enabling the Company to focus on creating high-quality curriculum and assembling a lean team of expert tutors and market researchers.

This platform also refers to an integrated software framework that manages, analyzes, and leverages user data to improve educational outcomes and operational efficiency. It encompasses user profile management, progress tracking, engagement automation, and predictive analytics that allow the platform to anticipate learner needs and intervene proactively. The adoption of this platform carries several implications: it enables the Company to deliver personalized education at scale without proportionally increasing staffing costs; it generates valuable data insights on learning patterns and content effectiveness that can inform curriculum refinement; it supports risk management by identifying at-risk learners early and triggering targeted retention efforts; and it creates opportunities for monetization through tailored product recommendations and subscription optimization.

OUR PRODUCTS AND SERVICES

On-site and Online Tuition

Our business operates on provision of programmes, since 2013, that are investment-specific and taught by our experienced and highly qualified tutors, including our Director and Controlling Shareholder Mr. Chu Chun Man who is a licensed practitioner in fund and asset management and an experienced tutor, with over 14 years of experience, whose public market analysis has attracted a large social-media following.

We focus on attracting students to enroll in our fixed-price programme package that gives unlimited class access for the entire paid term, on the following three different packages: -

A.	1-Month Intensive Course Package

B.	6-Month Standard Course Package

C.	12-Month Comprehensive Course Package

A fixed amount of payment will be collected up-front for all our customers; revenue is then recognised evenly over the enrolled months, giving us predictable cash-flow and the student certainty that no further fees will be requested.

Subscribers of our packages may, at their complete discretion and choice, attend any mixture of:

1.	Face-to-face classes held at our physical tuition center in Hong Kong

We have developed and held an education center dedicated to events, lectures and live demo for more than 14 years. At the education center, students can ask questions in person and practice hypothetical trades with our paper course materials with spontaneous feedback from our tuition team. Each student will be provided with course materials in advance either in electronic format or in paper format, at their choice. Our tuition team will deliver interactive lecture sessions based on a pre-determined topic and the teaching materials. The following photos showcase scenarios of our routine onsite lectures.

We also hold on-site events from time to time for our students. Through our professionalism and dedication to providing satisfactory services to our students, we have formed bonds with our students over the years and many of our students have subscribed to our annual programme repeatedly. As of the fiscal year end of September 30, 2025, over 32% of our students have subscribed for more than 3 years of our annual programme. The following photos showcase scenarios of our recent Christmas bonding event.

2.	Live online: streamed through our platform and social-media channels.

Our students who have subscribed to our packages can take our lectures through our real-time live streaming from any place. If our students are not available during the time of the lecture, they could take the lecture as recorded and uploaded by our tuition team. Students in other time zones, or those who want to rewatch our lectures, can do so at no extra cost. The following photos showcase scenarios of online live lectures with interactive sessions with students.

3.	Subscriber-only social media group for discussion and delivery of latest investment news.

Our students who have subscribed for 12-Month Comprehensive Course Package will gain access to our social media group where our tuition team will discuss with students on investment topics and address students’ enquiries. We will also in our social media group post details of various events held by us or other organizations and invite students to attend, such as public seminars and parties.

Each package covers the same syllabus, including but not limited to investment “101”, risk-reward ratio calculations, trend analysis, momentum and volatility indicators, volume analysis, chart patterns and other investment topics. These packages mainly differ in pace and repetition cycles and subscribers to our 12-Month Comprehensive Course Package can gain access to additional services such as additional lectures and events.

We will provide lecture schedules for our students before the start of each year. Our students could participate at their own pace on-site or online, as long as they are active subscribers of our packages. The following is our timetable for lecture schedule in 2025. Students who subscribed for our 12-month package could participate in an additional lecture each month.

Syllabus

The Group’s operations concentrate on the capital markets of Hong Kong and the United States. Our Controlling Shareholder possesses extensive experience and proven expertise in securities trading on the Hong Kong Stock Exchange and across U.S. equity markets. Our educational curriculum is informed by contemporary market trends, timely investment intelligence, professional investor portfolios (including those of our Controlling Shareholder), and the advanced techniques and risk management frameworks employed by institutional and professional investors.

Our tutor revise and monitor course materials routinely, curriculum changes can be implemented within days of new market rules or product launches. Students therefore receive lessons that already embed the latest authority guidelines, listing reforms, new market trends or international ESG disclosure standards.

For entry-level participants, we deliver comprehensive foundational instruction in investment principles, together with proprietary methodologies developed by our tuition team, designed to equip them with practical tools for informed investment decision-making. For example, our students will go through the following 3 courses of basic investment studies:-

Course 1 – Technical Analysis

We educate students on technicalities of studying market trends. Through various techniques, our students will learn to apply techniques in forming valuable and favorable risk-reward investment portfolio.

For example, our students will be taught to make reference to trend lines, channels, candlestick patterns, chart patterns, cycle theory, Elliott wave theory, moving averages, technical indicators (such as EG RSI,KD and MACD) and market profile (four-dimensional analysis).

With the basic understanding of the abovementioned techniques, our students will be taught to apply them in understanding the market trend. For example, applying their knowledge of understanding trend lines and moving averages, our students will learn the 250-Day Moving Average Theory which assist them to make interpretation of overall market sentiment.

The following are extracts from our teaching materials on 250-Day Moving Average Theory

This course provides comprehensive instruction in macroeconomic data analysis. Students will master key economic indicators—including real interest rates, M2 money supply, Producer and Consumer Price Indices, Federal Funds Rate, LIBOR, SHIBOR, and PMI—to evaluate industry dynamics and broader macroeconomic trends. Our student will then be instructed on portfolio investments and asset allocations, including concepts such as economic cycles, stock classification and risk assessment.

Course 2 – Fundamental Analysis

Our fundamental analysis curriculum equips students with the essential skills to evaluate investment-grade securities. Through industry-specific applications and case studies, students master critical financial ratios—including price-to-earnings (P/E), price-to-book (P/B), price-to-sales (P/S), PEG ratio, return on equity (ROE), and profit margins. Emphasis is placed on contextual interpretation; for instance, we demonstrate P/E ratio limitations for banking stocks, which require assessment of non-performing loan exposure as a critical risk factor. Students gain practical experience analyzing diverse equity categories, developing the ability to select and apply appropriate profitability metrics for each investment type.

The following are extracts from our teaching materials on PB ratio of Hong Kong’s major land developers

Course 3 – Options

Our options trading curriculum equips students with advanced strategies for compound growth through equity and index derivatives. Through sector-specific applications and live market case studies, students master critical options structures, including debit call spreads, portfolio hedging techniques, and volatility analysis using Bollinger Bands. Emphasis is placed on contextual interpretation. For instance, we demonstrate spread strategy limitations for banking stocks, which require assessment of regulatory risk and non-performing loan exposure as critical factors. Students gain practical experience analyzing diverse equity options, from Hong Kong banking giants to mainland property developers and technology leaders like Tencent (00700.hk), developing the ability to construct risk-defined positions and implement protective strategies across varying market environments.

The following are extracts from our teaching materials on options of tech-companies

Technology Stock Options

Technology Stocks

00700 Tencent Holdings
02018 AAC Technologies
03888 Kingsoft
02382 Sunny Optical Technology

Class	Stock	Name	IV Volatility Index	HV Historical Volatility		
			Value	10 Days	90 Days	180 Days
TCH	700	TENCENT HOLDINGS L	28.66	32.18	28.71	26.64
AAC	2018	AAC TECH	38.36	32.35	47.71	51.94
KSO	3888	KINGSOFT	43.27	42.03	40.59	36.15

COURSE C Sector Strategy 10 Options Course P.18

HAO FENG 皓丰

Technology Stock Options

Technology Stocks

00700 Tencent Holdings

00700
Tencent Holdings
Index
Futures
Compare
Max
MEGAHUB
(HKD)
475.00
450.00
425.00
400.00
375.00
350.00
325.00
300.00
275.00
250.00
225.00
200.00
175.00
D/M/Y
10
11
12
01
02
03
04
05
06
07
08
2019
2020

COURSE C [Sector & Practice] Options Course P.19

HAO FENG 皓丰
School of Investment

YouTube membership channel

Our products and services extend beyond the core pre-paid courses to form a connected ecosystem that keeps students engaged before, during and after their formal study period. The YouTube membership channel, created in 2019 and monetised since May 2025, sits at the front of this ecosystem.

YouTube GB
Search

NASDAQ Composite Chart
[Channel Members Exclusive Progressive Investing]
investing.com/indices/nasdaq-composite-chart
How to read the Japa...
YouTube Channel I...
Important Economic...
Use MyBrowserEffi...
IXIC
Buy
Sell
NASDAQ Composite, United States, D, NASDAQ
O 22482.16 H 22916.40 L 22478.27 C 22872.01
Market Closed
Investing.com
Volume (20)
2.214B 1.707B

[VIP Channel Members Exclusive] Members-Only Content: Individual Stock Follow-up (2026.1.16)

Channel Members Only

Fund Manager Winning Game_Chu Chun Man
83.6K subscribers

Join Analytics Edit video 4 Share Promote Save

For a monthly subscription fee, our members will receive weekly lessons and market updates that highlights price action, investment methods and any regulatory changes that could affect trading strategies. These regular touch-points provide subscription fees to us and serve to expose viewers to our programme and teaching styles, making it more likely that the viewers will consider paying for one of our courses. At present the membership fees contribute around two percent of total revenue, but the channel’s role as a marketing funnel is considerably larger.

OUR COSTS

Our cost of revenue primarily include the remuneration paid to the Controlling Shareholder, in his capacity as the director and the key tutor, as well as expenses related to rent and rates for the facilities used in delivering these services. Additionally, the costs associated with YouTube’s platform services are also included. For each of the years ended September 30, 2024 and 2025, the remuneration paid to the Controlling Shareholder constituted 56.0% and 47.0% of our total cost of revenue.

OUR CUSTOMERS

Our customer base is diversified across multiple segments. Our customers primarily consist of annual subscribers to our finance education services and other individual consumers reached through our various sales channels.

We serve individual consumers primarily through our site operation and online platform at YouTube.

Our Operating Subsidiary generally does not enter into long-term agreements with our customers, as our customers often subscribe to our course offerings via one-off purchases. As soon as the customers pay the subscription fee, they will be able to access exclusive material that we have provided along with access to our pre-recorded and live-stream webinar content.

As we have a diverse customer base, for each of the years ended September 30, 2024 and 2025, no single customer contributed more than 10% of our total revenue.

SALES AND MARKETING

The Operating Subsidiary maintains a multi-channel sales network in Hong Kong, utilizing both online and offline channels to serve its customer base.

Online Sales Channels

We have been marketing our financial education courses on online social media platforms, particularly through our self-operated platforms such as Facebook, Instagram and YouTube. Customers can conveniently place orders on our platforms and make payments using the online payment channels we provide. We are responsible for all aspects of these orders, including logistics, fulfillment, and after-sales services, having partnered with logistics service providers to ensure efficient delivery and customer satisfaction.

Offline Sales Channels

Our tutors have been routinely attending different marketing campaigns and events to improve our brand name. Through hosting and participating in seminars, providing commentary on various events and platforms, we are advertising our brand and our services by demonstrating the expertise and experience of our tutors. We also engage third-party advertising company to assist us with offline advertising such as creation and delivery of banners, posters and flyers.

SEASONALITY

We are of the view that our business does not exhibit any significant seasonal fluctuations.

COMPETITION

Participants of financial education industry in Hong Kong mainly include independent online financial education institutions, professional financial education institutions or investment institutions, industry associations, see page 38 of this prospectus in the section of Industry and Market Data for details.

INTELLECTUAL PROPERTY

We do not own any intellectual property.

FACILITIES

We do not own any real property.

During the years ended September 30, 2024 and 2025 and up to the date of this prospectus, we leased the following properties to support our business activities and operations:

No.	Location	Gross floor area & Use of Property (sq. ft)	Rent	Lease term
1.	Flat/Room A, 17/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Kowloon	1860, Office	HK$65,000 (US$8,333) per month	Fixed term from October 1, 2025 to September 30, 2027, with option to break thereafter

We believe that the above facility is adequate to meet our Operating Subsidiary’s needs for the immediate future and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations.

INSURANCE

Our Operating Subsidiary maintains employees’ compensation insurance for our employees at our office, as required by the Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong). [We also carry medical insurance for our employees as part of the employee benefits.] We believe that the existing insurance policies in place are adequate for our Operating Subsidiary’s business operations.

EMPLOYEES

The Operating Subsidiary had 4 full-time and 3 part-time employees as of September 30, 2025 and 2024. As of the date of this prospectus, the Operating Subsidiary had 9 full-time and 2 part-time employees. All of the full-time and part-time employees were stationed in Hong Kong. As of the date of this prospectus, our tuition team mainly comprises of [2] main tutors who will be in charge of most of the instructing work, and [2] assistant tutors who will be conducting research and preparing course materials.

Our success depends on the Operating Subsidiary’s ability to attract, motivate, train, and retain qualified personnel. We believe that the Operating Subsidiary maintain a good working relationship with its employees, and it has not experienced any significant problems with our employees or any disruption to our operations due to labor disputes, nor have we and the Operating Subsidiary experienced any material difficulties in the recruitment and retention of experienced core staff or skilled personnel during the fiscal years ended September 30, 2024 and 2025. There has not been any trade union set up for our employees.

LEGAL PROCEEDINGS

As of the date of this prospectus, we and our subsidiaries are not a party to, and are not aware of any threat of, any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on its business, financial condition, or operations.

We and our subsidiaries may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceedings, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

REGULATIONS

Although the manufacturing and the sale of our products, including financial education services, do not require specific certification and approval from regulatory authority in Hong Kong, we are required to comply with the general standards and regulations related to Supply of Goods imposed by the statute and the common law of Hong Kong. The section sets forth a summary of the principal Hong Kong laws and regulations relevant to our business and operations in Hong Kong.

Regulations Related to Supply of Goods and Services

Sales of Goods Ordinance (Chapter 26 of the Laws of Hong Kong)

The Sale of Goods Ordinance (provides, inter alia, that where a seller sells goods in the course of a business, there is an implied condition that (i) where the goods are purchased by description, the goods must correspond with the description; (ii) the goods supplied are of merchantable quality; and (iii) the goods must be fit for the purpose for which they are purchased. Otherwise, a buyer has the right to reject defective goods unless he or she has a reasonable opportunity to examine the goods.

Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong)

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)	under section 5, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)	under section 6, where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the Supply of Services (Implied Terms) Ordinance. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the Supply of Services (Implied Terms) Ordinance, it may (subject to the Control of Exemption Clauses Ordinance) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong)

The Trade Descriptions Ordinance (“TDO”) aims to prohibit false or misleading trade description and statements to goods and services provided by traders to the consumers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods and services or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Unconscionable Contracts Ordinance (Chapter 458 of the Laws of Hong Kong)

The Unconscionable Contracts Ordinance empowers the court to, with respect to a consumer contract, refuse to enforce the contract, enforce the remainder of the contract without the unconscionable part, or limit the application of, revise or alter any part which is found to be unconscionable so as to avoid any unconscionable result.

Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)

The Control of Exemption Clauses Ordinance (“CECO”) aims to limit the scope where the seller may limit its liability via the terms of the contracts. The CECO provides that unless the concerned terms satisfy the test of reasonableness, a person dealing as a consumer cannot by reference to any contract term be made to indemnify another person (whether a party to the contract or not) in respect of liability that may be incurred by the other for negligence or breach of contract.

Regulations Related to Advertisements

Misrepresentation Ordinance (Chapter 284 of the laws of Hong Kong)

Under the Misrepresentation Ordinance, where a person entered into a contract after a misrepresentation has been made to him, and (a) the misrepresentation has become a term of the contract; or (b) the contract has been performed, or both, then, if otherwise he would be entitled to rescind the contract without alleging fraud, he shall be so entitled, subject to the provisions of the ordinance, notwithstanding the matters mentioned in (a) and (b) above.

Under section 3 of the Misrepresentation Ordinance:

(a)	Where a person entered into a contract after a misrepresentation has been made to him by another party thereto and as a result thereof he has suffered loss, then, if the person making the misrepresentation would be liable to damages in respect thereof had the misrepresentation been made fraudulently, that person shall be so liable notwithstanding that the misrepresentation was not made fraudulently, unless he proves that he had reasonable grounds to believe and did believe up to the time the contract was made that the facts represented were true.

(b)	Where a person entered into a contract after a misrepresentation has been made to him otherwise than fraudulently, and he would be entitled, by reason of the misrepresentation, to rescind the contract, then, if it is claimed, in any proceedings arising out of the contract, that the contract ought to be or has been rescinded the court or arbitrator may declare the contract subsisting and award damages in lieu of rescission, if of opinion that it would be equitable to do so, having regard to the nature of the misrepresentation and the loss that would be caused by it if the contract were upheld, as well as to the loss that rescission would cause to the other party.

(c)	Damages may be awarded against a person under item (b) whether or not he is liable to damages under item (a), but where he is so liable any award under item (b) shall be taken into account in assessing his liability under item (a).

Regulations Related to Business Registration

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and, as soon as practicable after the prescribed business registration fee and levy are paid, issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect to capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession, or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies, and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

Regulations Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the Employment Ordinance, an employee is generally entitled to, among other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the Employment Ordinance.

Any provision of the employment contract that purports to extinguish or reduce the right, benefit, or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (“MPFSO”) is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (each, a “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offense and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance (“OSHO”) provides for the safety and health protection to employees in workplaces, both industrial and non-industrial.

Employers must as far as reasonably practicable ensure the safety and health in their workplaces by:

●	providing and maintaining plants and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

●	as regards any workplace under the employer’s control: maintenance of the workplace in a condition that is safe and without risks to health; and provision and maintenance of means of access to and egress from the workplace that are safe and without any such risks;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health; and

●	providing and maintaining a working environment for the employer’s employees that is safe and without risks to health.

Failure to comply with any of the above provisions constitutes an offence and the employer is liable on summary conviction to a fine of HK$3,000,000 and conviction on indictment to a fine of $10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on summary conviction to a fine of HK$3,000,000 and to imprisonment for six months and on conviction on indictment to a fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labor may also issue an improvement notice against non-compliance of the OSHO or suspension notice against activity or condition of workplace which may create imminent risk of death or serious bodily injury. Failure to comply with such notice without reasonable excuse constitutes an offence punishable by a fine of HK$400,000 and HK$1,000,000 respectively and imprisonment of 12 months. An employer or occupier may be subject to a further fine of $100,000 for each day or part of a day during which the offender knowingly and intentionally continues the contravention of a suspension notice.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

MANAGEMENT

Directors and Executive officers	Age	Position
Chu Chun Man	42	Chairman of the Board of Directors, Chief Executive Officer
Yiu Sze Man Abby	40	Chief Financial Officer
Ho Kam Chung Wade	40	Independent Director Appointee
Yuen Wai Kin	40	Independent Director Appointee
Tse Lam Wai Yee Jennie	49	Independent Director Appointee

●	Has agreed to act as our independent director upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part of.

Mr. Chu Chun Man (“Mr. Chu”), Founder, Chairman of the Board and Chief Executive Officer

Mr. Chu is the founder of the Company and has been its director and chairman of the Board since its incorporation. He is also the founder and director of Hao Feng and has over decade of experience in the financial industry specializing in asset management. Mr. Chu received his Bachelor of Arts Degree in Chinese and History from the Chinese University of Hong Kong in Hong Kong in 2007. He then assumed the position as Marketing Director for Sincere Securities Limited, a licensed entity incorporated in Hong Kong under the Securities and Futures Ordinance to carry on security-dealing, security-advising and asset management regulated activities from September 2009 until June 2020. He has since been a Fund Manager at Oriens Asset Management Limited, a private limited company also incorporated in Hong Kong with a focus on asset and portfolio management. Mr. Chu has been awarded an Honorary Fellow by the Social Enterprise Research Academy in 2019 and the CORPHUB Most Outstanding Enterprise Awards in both 2019 and 2020. He has appeared as Guest Tutor for the Stock Exchange of Hong Kong Limited, a radio broadcaster for the Hong Kong local radio outlet Metro Finance, and a columnist for iMoney Magazine.

Ms. Yiu Sze Man Abby (“Ms. Yiu”), Chief Financial Officer Appointee

Ms. Yiu is the Chief Financial Officer the Company. She has over 10 years of experience in the financial industry in accounting, finance and audit. Ms. Yiu received her Bachelor of Business Administration Degree in Accountancy from the Hong Kong Polytechnic University in Hong Kong in 2008, graduating with Honors. She then assumed the position as Senior Accountant for PKF Hong Kong, a local branch office of PKF Global that offers audit and assurance services, from July 2008 to January 2011. Shortly after her departure, she joined accounting and audit consultancy firm Moor Stephens Associated Limited in January 2011 as its Audit Supervising Senior, and stayed in that position until November 2013, when she left. She proceeded to join Burwill Holdings Limited, a previously publicly listed company in Hong Kong (Stock Code: 24) as an Assistant Finance Manager in its Investment Department from November 2013 to May 2016. From July 2016 to November 2018, she was Finance Manager of PDM International HK Limited, a subsidiary of the global real estate services company Jones Lang LaSalle Limited (“JLL”), before her transfer to JLL in December 2018, where she maintained her position as Finance Manager until February 2019. After her departure from JLL, Ms. Yiu was Senior Accounting Manager for FRECO International Company Limited, a private limited company incorporated in Hong Kong with a focus in sourcing quality agricultural products, from March 2019 to November 2022. Before she joined our Company, she held the position of Senior Finance Manager in Hong Kong Arts Centre, a non-profit institution in Hong Kong that promotes contemporary art while providing arts education. Ms. Yiu is a qualified Certified Public Accountant by the Hong Kong Institute of Certified Public Accountants since May 2012.

Mr. Ho Kam Chung Wade (“Mr. Ho”), Independent Director Appointee and Chair of Audit Committee

Mr. Ho is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Mr. Ho has served as the Principal Lawyer at Trio Partners Pty Ltd, Australia, since June 2025. Prior to this role, he served as an Associate at VStar Lawyers and Consultants from January 2024 to May 2025 and as a Solicitor Lawyer at FCG Legal from June 2022 to October 2023. Prior to that, from October 2014 to July 2021, Mr. Ho worked at Anglo Chinese Corporate Finance, Limited in Hong Kong, a company specialised in corporate finance, where he began as an Executive and progressed to the position of Director. Mr. Ho is also a CFA Charterholder and a Certified Financial Risk Manager (FRM), reflecting his strong expertise in finance and risk management.

Mr. Ho obtained his Bachelor of Laws and Graduate Diploma in English and Hong Kong Law from The Manchester Metropolitan University. He also holds a Master of Science in Finance and a Bachelor of Science in Economics from the University of Bristol, as well as a Master of Arts in Philosophy from Lingnan University.

Mr. Yuen Wai Kin (“Mr. Yuen”), Independent Director Appointee, Chair of Compensation Committee and Nomination Committee

Mr. Yuen Wai Kin, Kenny is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Mr. Yuen has served as the Chief Financial Officer and Head of Corporate Advisory at DRJ Limited since November 2022, where he oversees treasury functions, cashflow management, and provides advisory services to listed companies and private entities. Prior to this role, he served as an Independent Non-executive Director and Audit Committee Chairman at Artini Holdings Limited (SEHK:789) from November 2023, where he oversaw audit committee functions and provided insight on internal control and risk management matters. From March 2022 to May 2022, Mr. Yuen served as Senior Finance Manager and Named Company Secretary at Hifood Group Holdings Co., Limited (SEHK:442), handling corporate finance transactions and preparing group consolidation and annual results. Previously, from March 2020 to December 2021, he was Group Financial Controller and Named Company Secretary at Gemilang International Limited (SEHK:6163), supervising accounting operations across Malaysia and managing corporate finance transactions. Earlier in his career, Mr. Yuen held senior finance positions at China Merchants Port Holdings Limited (SEHK:144, SHE:001872), Sino Vision Worldwide Holdings Limited (SEHK:8086), and GET MDream Wealth Management Limited. He began his career at Moore Stephens CPA Limited, where he led assurance engagements for initial public offerings and listed companies in Hong Kong, Canada, and the United States.

Mr. Yuen is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA) since 2013, a Chartered Secretary (Associate) of The Hong Kong Chartered Governance Institute since 2018, and a Chartered Governance Professional (Associate) since 2021. Mr. Yuen obtained his Master of Corporate Governance with Distinction and his BBA (Hons) in Accountancy from The Hong Kong Polytechnic University.

Ms. Tse Lam Wai Yee Jennie (“Ms. Tse”), Independent Director Appointee

Ms. Tse Lam Wai Yee, Jennie is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our initial public offering. Ms. Tse has served as a Teacher (APSM) at S.K.H. Kei Wing Primary School since September 2022, where she teaches English, Computer Studies, and Religion Education, serves as Administrator and Coordinator of CloudSAMS, and holds the position of Head of Academic Affairs Group. She is also a T.S.A. English P.6 Oral Examiner for the Hong Kong Examinations and Assessment Authority. Prior to this role, from February 2018 to August 2022, Ms. Tse served as a Teacher (APSM) at Lok Sin Tong Yeung Chung Ming Primary School, where she taught English, Mathematics, General Studies, and Computer, and served as Administrator and Coordinator of WebSAMS, CDS, eServices, and ESDA (Apaso). From September 2008 to August 2012, she was a Teacher (C.M.) at St. John The Baptist Catholic Primary School, serving as English Subject Panel, Computer Subject Panel, and IT Vice Panel. Earlier in her career, Ms. Tse held teaching positions at Confucian Tai Shing Primary School, T.W.G.Hs Lee Chi Hung Memorial Primary School, and T.W.G.Hs Lo Yu Chik Primary School. From September 2005 to August 2006, she was seconded to the IT in Education Section of the Education and Manpower Bureau, HKSAR, where she delivered IT-based curriculum-related professional development programmes and promoted IT-enhanced teaching and learning practices across schools.

Ms. Tse is a certified teacher with Language Proficiency Requirement for English Teachers attained in August 2002. Ms. Tse obtained her Postgraduate Certificate in English Studies for Language Teaching from Hong Kong Metropolitan University from October 2005 to August 2006, her Bachelor of Education (Primary) from The Hong Kong Baptist University/The Hong Kong Institute of Education from September 2004 to July 2005, and her Certificate in Secondary Education (English) with elective subjects in Computer Literacy and History from The Hong Kong Institute of Education from September 1996 to July 1998. She also holds a Certificate Course in Teaching Visual Arts for Primary School Teachers from The Hong Kong Institute of Education obtained from October 2004 to May 2005.

Family Relationships

Save as disclosed above, none of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements and Indemnification Agreements

We intend to enter into employment agreements with each of our executive directors and officers. Under these agreements, each of our executive directors and officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive directors officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a [three-month] advance written notice. An executive officer may resign anytime with a three-month advance written notice.

We intend to enter into agreements with all independent directors whose service will begin upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to the agreements, each independent director has agreed to attend and participate in such number of meetings of our board of directors and of the committees of which he or she may become a member as regularly or specially called and will agree to serve as a director for a year and be up for re-appointment each year by our board of directors. The directors’ services will be compensated by cash under the agreement in an amount determined by our board of directors.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

The board of directors will consist of four directors, comprising one executive director and three independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director.

Subject to making appropriate disclosures to our board of directors in accordance with our Memorandum and Articles, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money; mortgage its business, property, and uncalled capital; and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. Our board of directors is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We have to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the Board of Directors and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of Mr. Ho, Ms. Tse and Mr. Yuen, and it will be chaired by Mr. Ho, upon the effectiveness of their appointments. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that all of our members in the audit committee qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of Mr. Ho, Ms. Tse and Mr. Yuen, and it will be chaired by Mr. Yuen, upon the effectiveness of their appointments. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to our board of directors for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nomination and corporate governance committee will consist of Mr. Ho, Ms. Tse and Mr. Yuen, and it will be chaired by Mr. Yuen upon the effectiveness of their appointments. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nomination and corporate governance committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The nomination and corporate governance committee will be responsible for, among other things:

●	recommending nominees to our board of directors for election or re-election to our board of directors or for appointment to fill any vacancy on our board of directors;

●	reviewing annually with our board of directors the current composition of our board of directors in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to our board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nomination and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by our board of directors and advising our board of directors with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of our board of directors as a whole.

Board Oversight of Cybersecurity Risks

Our board of directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. Our board of directors shall receive regular reports from our management on material cybersecurity risks and the degree of our exposure to those risks, including in connection with our clients, service suppliers and other service providers. While our board of directors oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. [Management also works with third party service providers, i.e., software companies who provide software and antivirus support to the Company to ensure appropriate controls are in place and to regularly monitor network activities.] We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks and that our board leadership structure supports this approach.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our Company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our Company and mortgaging the property of our Company.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our Memorandum and Articles.

Interested Transactions

Interested director transactions are governed by the terms of our Memorandum and Articles.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Memorandum and Articles or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our Memorandum and Articles to be adopted upon the closing of this offering, we may indemnify our directors and officers to, among other persons, our directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Compensation of Sole Director

For the fiscal years ended September 30, 2024 and 2025, we paid an aggregate of HK$858,000 (approximately US$110,000) and HK$1,338,000 (approximately US$171,539), respectively, in cash (including salaries and mandatory provident fund) to our sole director for his position in our Operating Subsidiary. The Operating Subsidiary are required by law to contribute amounts equal to certain percentages of each employee’s salary for his or her mandatory provident fund. We have not made any agreements with our sole director to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of September 30, 2024 and 2025, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the audit committee.

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Chu	Shareholder and director of the Group
Ms. Lau Mei Yu (“Ms. Lau”)	Spouse of Mr. Chu
Ms. Li Tze Mei (“Ms. Li”)	Mother of Mr. Chu
Tai Loy Development (HK) Limited	Sublessor of office, which is held by Ms. Li

Set forth below are the related party transactions of our Company that occurred during the past three fiscal years and up to the latest practicable date, [●] (the “Relevant Period”).

Related party transactions

	For the period up to the latest practicable	For the years ended September 30,
	date	2025	2024	2023
	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Director Compensation Arrangements	US$	US$	US$	US$

Cost of revenues – Director’s remuneration	46,154	92,308	153,846	215,385
Cost of revenues – MPF	1,584	2,308	2,308	2,308
General and administrative expenses – Director’s remuneration	7,692	15,385	15,385	15,385

Mr. Chu is the founder, director and shareholder of the Group and serves as the principal instructor for the Group’s financial education courses. During the periods presented, Mr. Chu provided instructional, management and operational services to the Group.

The compensation paid to Mr. Chu consisted of (i) remuneration allocated to cost of revenues for course delivery services, (ii) remuneration allocated to general and administrative expenses for management functions, and (iii) mandatory provident fund contributions. Such compensation was determined based on the nature of services provided, level of responsibility and the operational requirements of the Group.

	For the period up to the latest practicable	For the years ended September 30,
	date	2025	2024	2023
	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Employment Arrangement with Family Member	US$	US$	US$	US$

General and administrative expenses – Salaries and allowance	15,385	30,769	30,769	30,769
General and administrative expenses – MPF	1,538	2,564	2,242	1,538

Ms. Li Tze Mei, the mother of Mr. Chu, was employed by the Operating Subsidiary during the periods presented. Ms. Li provided administrative and operational support services to the Group, including office administration and customer support functions.

Compensation paid to Ms. Li was determined based on her duties, experience and prevailing market compensation levels for similar positions.

	For the period up to the latest practicable	For the years ended September 30,
	date	2025	2024	2023
	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Office Lease Arrangement	US$	US$	US$	US$

Cost of revenues – short term leases	Nil	86,154	118,462	181,538

The Group leased office premises from Tai Loy Development (HK) Limited, a company held by Ms. Li Tze Mei, the mother of Mr. Chu. The premises were used as the Group’s principal office and training facilities for its financial education business.

Rental expenses incurred under this arrangement amounted to US$86,154, US$118,462 and US$181,538 for the fiscal years ended September 30, 2025, 2024 and 2023, respectively.

The lease arrangement was entered into in the ordinary course of business. Management believes the rental charges were determined through negotiations between the parties with reference to prevailing market rental rates for comparable premises in the surrounding area. Following the completion of this offering, any future related party lease arrangements will be subject to review and approval by our audit committee in accordance with our related party transaction policy.

	For the period up to the latest practicable	For the years ended September 30,
	date	2025	2024	2023
	(Unaudited)	(Audited)	(Audited)	(Unaudited)
Dividends Declared to Shareholders	US$	US$	US$	US$

Mr. Chu	Nil	769,154	256,384	384,577
Ms. Lau	Nil	77	26	38

For the year ended September 30, 2025, Hao Feng International Limited declared dividends totaling US$769,231 (equivalent to HK$6,000,000) to its shareholders, Mr. Chu and Ms. Lau. As of September 30, 2025, dividends payable amounted to US$769,154 (equivalent to HK$5,999,400) for Mr. Chu and US$77 (equivalent to HK$600) for Ms. Lau. In accordance with a written agreement dated September 30, 2025, between Hao Feng International Limited, Mr. Chu, and Ms. Lau, Ms. Lau voluntarily assigned her entitlement to the dividend of US$77 (equivalent to HK$600) to Mr. Chu. The dividends declared to both shareholders were therefore applied as a set-off against the outstanding amounts due from/(to) Mr. Chu.

For the year ended September 30, 2024, Hao Feng International Limited declared dividends totaling US$256,410 (equivalent to HK$2,000,000) to its shareholders, Mr. Chu and Ms. Lau. As of September 30, 2024, dividends payable amounted to US$256,384 (equivalent to HK$1,999,800) for Mr. Chu and US$26 (equivalent to HK$200) for Ms. Lau. In accordance with a written agreement dated September 30, 2024, between Hao Feng International Limited, Mr. Chu and Ms. Lau, Ms. Lau voluntarily assigned her entitlement to the dividend of US$26 (equivalent to HK$200) to Mr. Chu. The dividends declared to both shareholders were therefore applied as a set-off against the outstanding amounts due from/(to) Mr. Chu.

Related Party Balance – Amount due (to)/from a related party

	As of the latest practicable	As of September 30,
	date	2025	2024	2023
	(Unaudited)	(Audited)	(Audited)	(Unaudited)
	US$	US$	US$	US$
Amount due from/(to) a director
Mr. Chu	164,387	(39,750)	755,948	612,497

Amounts due from/(to) Mr. Chu arose principally from advances made on behalf of the Group and settlement of operating expenses. These balances were non-secured, interest-free and due on demand.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Shares will purchase shares in this offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

	Shares beneficially owned prior to this offering		Shares beneficially owned immediately after this offering
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares(4)
Directors, director nominees, and executive officers(1)
Chu Chun Man(3)	[●]	[●]	[●]	[●]
Yiu Sze Man Abby	[●]	[●]	[●]	[●]
Ho Kam Chung Wade(2)	—	—	—	—
Yuen Wai Kin(2)	—	—	—	—
Tse Lam Wai Yee Jennie(2)	—	—	—	—
5% or greater shareholders
Hao Feng Education(3)	[●]	[●]	[●]	[●]

(1)	Except as otherwise indicated below, the business address for our directors and executive officers is Flat/Room A, 17/F, Legend Tower, 7 Shing Yip Street, Kwun Tong, Hong Kong.

(2)	Each of appointees will serve as our independent director upon the effectiveness of our registration statement on Form F-1.

(3)	Mr. Chu Chun Man, our Controlling Shareholders, beneficially owns [●] Shares through his direct [●]% ownership of [●], which is a BVI limited company and a direct shareholder, holding [●] Shares of [●].

(4)	Based on [●] Shares outstanding immediately after the completion of this offering, assuming the underwriter does not exercise the over-allotment option.

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States. None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

DESCRIPTION OF SHARE CAPITAL

A copy of our Memorandum and Articles is filed as an exhibit to the registration statement of which this prospectus is a part.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Memorandum and Articles, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is $50,000 divided into [500,000,000] Shares, par value $0.0001 each.

As of the date immediately prior to this offering, [16,800,000] Shares of par value $[0.0001] per share were issued, fully paid and outstanding. Upon completion of this offering, we will have [20,000,000] Shares issued and outstanding, assuming the Underwriter does not elect to exercise their option to purchase additional Shares from us.

Our Memorandum and Articles

Assuming that we obtain the requisite shareholder approval, we will adopt our Memorandum and Articles which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following description of our share capital and provisions of our Memorandum and Articles are summaries and do not purport to be complete.

Ordinary Shares

Upon the completion of this offering, our authorized share capital is $50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each. Certificates representing the ordinary shares are issued in registered form.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors out of our funds which are lawfully available for that purpose. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights

Holders of Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our Company.

Holders of our ordinary shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Share.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the chairman of the meeting directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the chairman may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the chairman shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes by the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Memorandum and Articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of ordinary shares in a class meeting duly constituted in accordance with the Memorandum and Articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of our Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the Memorandum and Articles or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in our Company have been paid.

Transfer of Shares

Provided that such transfer complies with applicable Nasdaq Listing Rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the Nasdaq listing rules (if shares of any class are so listed) or in any other form approved by our directors, executed where the shares are fully paid, by or on behalf of that shareholder; and where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our directors may in their absolute discretion decline to register any transfer of such shares which are not fully paid up or on which our Company has a lien.

Our board of directors may also, but are not required to, decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	the shares transferred are fully paid up and free of any lien in favor of our Company;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Winding Up; Liquidation

If we are wound up the shareholders may, subject to the Memorandum and Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of our Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on ordinary shares and Forfeiture of ordinary shares

Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of ordinary shares

Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may by our directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of us or the shareholders holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of us on the terms and in the manner which the directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if our Company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with them.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to, unless required by the Nasdaq Listing Rules), in each year hold a general meeting as an annual general meeting, which, if held, shall be convened by the board of directors, in accordance with the Memorandum and Articles. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Ordinary Shares holding not less than an aggregate of one-third of the outstanding Ordinary Shares carrying the right to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our Memorandum and Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Inspection of Books and Records

Holders of our ordinary shares have no general right under our Memorandum and Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived;

(d)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a statement setting out the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard which requires the directors to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of our Company may only be taken upon the vote of shareholders at general meeting and shareholders may approve corporate matters by way of a written resolution signed by or on behalf of all of or a required majority of the shareholders who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with rights to requisition a general meeting nor any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one tenth of the paid up capital of our company having the right of voting at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Memorandum and Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Memorandum and Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, directors may be removed by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Memorandum and Articles, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering (Amendment) Regulations of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you believe your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Cayman Islands Economic Substance

The Cayman Islands enacted the ES Act together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Listing

We have applied to have the Shares listed on the Nasdaq Capital Market under the symbol “[●].” We cannot guarantee that we will be successful in listing our Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are listed on the Nasdaq Stock Market.

Transfer Agent

The transfer agent of our Shares is [●] located at [●].

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Shares, and while we intend to apply for approval to have the Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Shares in the public markets after this initial public offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Shares, including Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Shares and our ability to raise equity capital in the future.

Upon the Closing Date, we will have [●] outstanding Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [●] Shares will be publicly held by investors participating in this offering assuming that the underwriters do not exercise their over-allotment option, and Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Shares issued and outstanding prior to this offering are restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Shares then outstanding, which will equal approximately [●] Shares immediately after the Closing Date based on the number of Shares outstanding as of September 30, [●]; or

●	the average weekly trading volume of our Shares in the form of Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. However, the Rule 701 shares would remain subject to lock-up arrangements as described below and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

The Company’s directors and officers and any holder(s) of five percent (5)% or more of our Shares as of the effective date of the registration statement (and all holders of securities exercisable for or convertible into shares of capital stock) will enter into lock-up agreements in favor of our underwriters pursuant to which such persons and entities shall agree, for a period of 180 days after the date of the closing of this offering, that they shall not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock. Upon expiration of the lock-up period, these shares will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

The following summary of material the Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Shares, such as the tax consequences understate, local, and other tax laws. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. Potential investors should consult their tax advisers regarding Hong Kong, United States federal, state and local, and non-U.S. tax consequences of owning and disposing of our Shares in their particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong was subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2023/2024 and 2024/2025. As from year of assessment of 2020/2021 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiary is exempted from Hong Kong income profits tax on its foreign-derived income profits. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of the Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase the Shares pursuant to this offering and hold the Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions; insurance companies; dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes; tax-exempt entities or governmental organizations; retirement plans; regulated investment companies; real estate investment trusts; grantor trusts; brokers, dealers, or traders in securities, commodities, currencies, or notional principal contracts; certain former citizens or long-term residents of the United States; persons who hold our Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment; persons that have a “functional currency” other than the U.S. dollar; persons that own directly, indirectly, or through attribution 10% or more of the voting power of our Shares; corporations that accumulate earnings to avoid U.S. federal income tax; partnerships and other pass-through entities; and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Shares, the U.S. federal income tax consequences relating to an investment in such Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Shares.

Persons considering an investment in the Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Shares; and (ii) any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Shares. If the election is made, the U.S. Holder will be deemed to sell our Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Shares held at the end of such taxable year over the adjusted tax basis of such Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

The Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Shares.

Our Company and all distributions, interest, and other amounts paid by us in respect to our shares to persons who are not resident in the Cayman Islands are exempt from all provisions of the Income Tax Ordinance in the Cayman Islands. No estate, inheritance, succession, or gift tax, rate, duty, levy, or other charge is payable by persons who are not resident in the Cayman Islands with respect to any of our shares, debt obligations, or other securities. All instruments relating to transactions in respect to our shares, debt obligations, or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the Cayman Islands, except for those that hold interests in land in the Cayman Islands. There are currently no withholding taxes or exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Shares of a PFIC.

Distributions

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder that receives a distribution with respect to our Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “PFIC Consequences”), we will not be treated as a qualified foreign corporation, and therefore, the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this Medicare tax to your income and gains in respect to your investment in our Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Shares under the laws of their country of citizenship, residence, or domicile.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with the underwriters named below, for whom Eddid Securities USA Inc. is acting as the representative (“Representative”) in this offering. The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on its behalf in connection with this offering. The underwriters have agreed to purchase from us, on a firm commitment basis, the number of Ordinary Shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name	Number of Ordinary Shares
Eddid Securities USA Inc.
Total

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this offering (other than those covered by the over-allotment option described below) if any the Ordinary Shares are taken by them.

Over-allotment option

We have agreed to grant to the underwriters an option, exercisable not later than 45 days following the effective date of this prospectus, to purchase up to 15% additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised in whole or in part, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriters’ name in the preceding table. If any additional Ordinary Shares are purchased pursuant to the over-allotment option, the underwriters will offer these Ordinary Shares on the same terms as those on which the other securities are being offered hereby.

Discounts and Expenses

The underwriting discount is equal to eight percent (8%) of the initial public offering price.

The table below shows the initial public offering price per Ordinary Share, underwriting discounts and the proceeds before expenses to us.

	Per Class A Ordinary Share	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Initial public offering price(1)	$	$	$
Underwriting discounts (8%)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Initial public offering price per share is $[●] per Ordinary Share, which is set forth on the cover page of this prospectus.

(3) Excludes up to US$300,000 in fees and expenses payable to the underwriters.

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received by us from the sale of Ordinary Shares.

We have agreed to reimburse the Representative up to a maximum of US$300,000 for all of its reasonable, out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals. We agreed to pay US$100,000 as an advance towards the Representative’s accountable expenses (the “Advance”), $50,000 of which has been paid as of the date of this prospectus. Any portion of the Advance that is in excess of the amount of out-of-pocket accountable expenses actually incurred by the Representative will be returned to us in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriter’s discount and commissions and non-accountable expense allowance will be approximately $[●] including a maximum aggregate reimbursement of US$300,000 of the Representative’s accountable expenses.

Right of First Refusal

We have granted the Representative, a right of first refusal, for a period of twelve (12) months from the closing of the offering, to provide investment banking services to the Company on terms that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents in all matters for which investment banking services are sought by us, including, without limitation, (a) acting as lead manager for any underwritten public offering; and (b) acting as exclusive placement agent or initial purchaser in connection with any private offering of securities of the Company at the Representative’s sole discretion (collectively, “Future Services”), provided, however, that such right shall be subject to FINRA Rule 5110(g), including that the right of first refusal may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement. In the event we notify the Representative of our intention to pursue an activity that would enable the Representative to exercise its right of first refusal to provide Future Services, the Representative shall notify us of its election to provide such Future Services within 15 business days of written notice by us. Any decision by the Representative to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the Representative and shall be subject to general market conditions, provided the terms for such financing or transaction are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents.

Tail Financing

We have also agreed to pay the Representative a cash fee equal to eight percent (8.0%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor contacted or introduced by the Representative to us during the period from the date the Representative was engaged until the earlier of (i) June 8, 2027 or (ii) the completion of this offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period. Such right shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by us for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

Lock-up Agreements

We, on behalf of ourself and any successor entity, have agreed that, without the prior written consent of the Representative, we will not, other than in the normal course of business as employment compensation, for a period of 180 days after the date of the closing of this offering (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock, (iii) complete any offering of our debt securities, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares of capital stock or such other securities, in cash or otherwise. The foregoing restrictions shall not apply to any transfers of our ordinary shares which do not result in a change of beneficial ownership.

In addition, our directors and officers and any holder(s) of five percent (5)% or more of our outstanding shares as of the effective date of the registration statement (and all holders of securities exercisable for or convertible into shares of capital stock), have agreed that, for a period of 180 days after the date of the closing of this offering, subject to customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock. Notwithstanding the foregoing, the Representative may request “lock-up” agreements from any holder(s) of less than five percent (5%) of our outstanding shares as of the effective date of the registration statement, in its reasonable discretion.

Pricing of the offering

Prior to this offering, there has been no public market for the Ordinary Shares. The initial public offering price was determined by negotiations between us and the underwriters. In determining the initial public offering price, the underwriter and we considered a number of factors, including:

●	the information set forth in this prospectus and otherwise available to the underwriters;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future earnings;

●	the general condition of the securities markets at the time of this offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the underwriters and us.

The initial public offering price set forth on the cover page of this prospectus is subject to change due to market conditions and other factors. Neither the underwriters nor we can assure investors that an active trading market will develop for our Ordinary Shares or that the shares will trade in the public market at or above the initial public offering price.

Foreign Regulatory Restrictions on Purchase of the Shares

We have not taken any action to permit a public offering of the Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Application for Nasdaq Listing

We plan to apply to list our Shares on the Nasdaq Capital Market under the symbol “HFE”. We will not consummate and close this offering without a listing approval letter from The Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by representative or by its affiliates. Other than the prospectus in electronic format, the information on the representative’s website and any information contained in any other website maintained by it is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the representative in its capacity as an underwriter, and should not be relied upon by investors. The Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect to such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offers Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Shares offered by this prospectus in any jurisdiction where action for that purpose is required. The Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Shares in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, that are expected to be incurred in connection with the sale of Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee, and the filing fee payable to FINRA, all amounts are estimates.

SEC registration fee	$	●
The Nasdaq Capital Market listing fee		●
FINRA filing fee		●
Printing and engraving expenses		●
Legal fees and expenses		●
Accounting fees and expenses		●
Transfer agent and registrar fee and expenses		●
Miscellaneous expenses		●
Total		●

●	To be completed by amendment.

LEGAL MATTERS

We are being represented by CFN Lawyers LLC with respect to certain legal matters of U.S. federal securities. We may rely upon CFN Lawyers LLP with respect to matters governed by Hong Kong law. The validity of the Shares and certain other matters of Cayman Islands law will be passed upon for us by Ogier. The underwriter is being represented by Bandi & Associates PLLC, with respect to legal matters of United States federal and New York State law, in connection with this offering

EXPERTS

The financial statements as of and for the fiscal years ended September 30, 2024 and 2025, included in this prospectus have been so included in reliance on the report of AOGB CPA Limited, an independent registered public accounting firm, given on their authority as experts in auditing and accounting. The office of AOGB CPA Limited is located at Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; (e) and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include: (a) the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provides less protection to investors; and (b) the Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our directors and management officers are Hong Kong nationals or residents, and a substantial portion of their assets are located in Hong Kong outside the United States. You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law.

We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers and the experts named in this prospectus reside outside the United States, and most of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or the persons who are nationals or residents of Hong Kong, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any state in the United States.

Enforceability

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction may be recognized and enforced in the courts of the Cayman Islands in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud and (iv) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Our counsel as to the laws of Hong Kong, CFN Lawyers LLP, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The registration statements, reports and other information so filed can be obtained electronically by means of the SEC’s website at http://www.sec.gov. The information on that website is not a part of this prospectus.

HAO FENG GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Sole Director of Hao Feng Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hao Feng Group Limited and its subsidiary (together the “Group”) as of September 30, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2025, in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AOGB CPA Limited

Hong Kong, Hong Kong
April 10, 2026

We have served as the Group’s auditor since 2025.

AOGB CPA Limited, Suite 2501-03, Tesbury Centre, 28 Queen’s Road East, Admiralty, Hong Kong

Tel: 2152-2238, Website: www.aogb.com

HAO FENG GROUP LIMITED
CONSOLIDATED BALANCE SHEETS

(Amount in U.S. dollars, except for number of shares, or otherwise noted)

	As of
	September 30, 2025	September 30, 2024
	US$	US$
ASSETS
Current assets
Accounts receivable	4,226	-
Prepayments	173,448	310
Tax recoverable	2,030	-
Amount due from a director	-	755,948
Cash and cash equivalents	1,151,578	542,696
Restricted cash	-	17,509
Total current assets	1,331,282	1,316,463

Non-current asset
Deposit, non-current	25,000	-
Deferred offering costs	53,420	-
Total non-current asset	78,420	-

TOTAL ASSETS	1,409,702	1,316,463

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	7,338	14,025
Contract liabilities	795,291	677,716
Amount due to a director	39,750	-
Tax payable	-	62,040
Bank borrowings - current	371,169	438,441

Total current liabilities	1,213,548	1,192,222

TOTAL LIABILITIES	1,213,548	1,192,222

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares
(US$0.0001 par value per share; 450,000,000 shares authorized; 15,015 and 15,015 shares issued and outstanding as of September 30, 2025 and 2024, respectively)*	2	2
Class B Ordinary Shares
(US$0.0001 par value per share; 50,000,000 shares authorized; 34,985 and 34,985 shares issued and outstanding as of September 30, 2025 2024, respectively)*	3	3
Subscription receivable	(5)	(5)
Additional paid-in capital	1,282	1,282
Retained earnings	194,853	122,947
TOTAL HAO FENG GROUP LIMITED SHAREHOLDERS’ EQUITY	196,135	124,229
Non-controlling interest	19	12
TOTAL SHAREHOLDERS’ EQUITY	196,154	124,241
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,409,702	1,316,463

*	Retroactively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

HAO FENG GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in U.S. dollars, except for number of shares, or otherwise noted)

	For the years ended
	September 30, 2025	September 30, 2024
	US$	US$

REVENUES	1,449,745	965,616
Cost of revenues – third parties	(15,462)	-
Cost of revenues – related parties	(180,770)	(274,616)
GROSS PROFIT	1,253,513	691,000

OPERATING EXPENSES
Selling and marketing expenses	(24,028)	(37,486)
General and administrative expenses – third parties	(183,010)	(211,388)
General and administrative expenses – related parties	(48,718)	(48,396)
TOTAL OPERATING EXPENSES	(255,756)	(297,270)

INCOME FROM OPERATIONS	997,757	393,730

OTHER (EXPENSES) INCOME
Finance costs	(15,853)	(22,864)
Other (expenses) income, net	(129)	162
Total other expenses, net	(15,982)	(22,702)

INCOME BEFORE INCOME TAX	981,775	371,028
Income tax expenses	(140,631)	(39,846)
NET INCOME AND OTHER COMPREHENSIVE INCOME	841,144	331,182

Less: net income attributable to non-controlling interest	(84)	(33)

Net income and other comprehensive income attributable to Hao Feng Group Limited’s ordinary shareholders	841,060	331,149

Earnings per ordinary share
Class A Ordinary Shares – Basic and diluted*	16.82	6.62
Class B Ordinary Shares – Basic and diluted*	16.82	6.62

Weighted average number of ordinary shares outstanding
Class A Ordinary Shares – Basic and diluted*	15,015	15,015
Class B Ordinary Shares – Basic and diluted*	34,985	34,985

*	Retroactively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

HAO FENG GROUP LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Amount in U.S. dollars, except for number of shares, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription	Additional paid-in	Retained	Total Hao Feng Group shareholders’	Non	Total stockholders’
	Number of	Amount	Number of	Amount	receivables	capital	earnings	equity	controlling	equity
	shares*	US$	shares*	US$	US$	US$	US$	US$	US$	US$
Balance, October 1, 2023	15,015	2	34,985	3	(5)	1,282	48,182	49,464	5	49,469
Net income	—	—	—	—	—	—	331,149	331,149	33	331,182
Dividend declared and paid	—	—	—	—	—	—	(256,384)	(256,384)	(26)	(256,410)
Balance, September 30, 2024	15,015	2	34,985	3	(5)	1,282	122,947	124,229	12	124,241
Net income	—	—	—	—	—	—	841,060	841,060	84	841,144
Dividends declared and paid	—	—	—	—	—	—	(769,154)	(769,154)	(77)	(769,231)
Balance, September 30, 2025	15,015	2	34,985	3	(5)	1,282	194,853	196,135	19	196,154

*	Retroactively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

HAO FENG GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Amount in U.S. dollars, except for number of shares, or otherwise noted)

	For the years ended September 30,
	2025	2024
	US$	US$

Cash flows from operating activities
Net income	841,144	331,182
Changes in operating assets and liabilities:
Accounts receivable, net	(4,226)	-
Prepayments	(173,138)	47
Deferred offering costs	(53,420)	-
Deposit paid, non-current	(25,000)	-
Tax recoverable	(2,030)	44,532
Accrued expenses	(6,687)	410
Contract liabilities	117,575	220,983
Tax payable	(62,040)	62,040
Amount due (to)/from a director	26,467	(399,861)
Net cash provided by operating activities	658,645	259,333

Cash flows from financing activities
Principal repayments of bank borrowings	(67,272)	(119,746)
Cash used in financing activities	(67,272)	(119,746)

Net change in cash, cash equivalents and restricted cash	591,373	139,587
Cash, cash equivalents and restricted cash at the beginning of the year	560,205	420,618
Cash, cash equivalents and restricted cash at the end of the year	1,151,578	560,205

Reconciliation of cash and cash equivalents and restricted cash reported in the consolidated balance sheets:
Cash and cash equivalents	1,151,578	542,696
Restricted cash	-	17,509
Total cash, cash equivalents and restricted cash as shown in statement of cash flows·	1,151,578	560,205

Supplemental disclosure of cash flow information:
Cash received for bank interest income	98	162
Cash paid for interest expense	15,853	22,864
Cash refunded for income taxes	-	66,726
Cash paid for income taxes	204,702	-

Supplemental disclosure of non-cash activity:
Dividend settlement with non-cash consideration (Note 14)	769,231	256,410

The accompanying notes are an integral part of these consolidated financial statements.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Organization

Hao Feng Group Limited (the “Company”) is a limited liability company established under the laws of the Cayman Island on October 14, 2025. It is a holding company with no business operation.

The Company owns 99.99% equity interest of Hao Feng International Limited, a limited liability company established in Hong Kong on January 13, 2012.

The Company and its subsidiary (collectively, the “Group”) are engaged in the provision of financial education services in Hong Kong. The Group provides courses and programs on financial markets, stock trading, portfolio management, fundamental analysis and investment strategies designed for individuals with varying levels of investment knowledge and experience. The Group delivers its services through on-site and online tuition, comprising face-to-face classes, lectures and workshops conducted at its physical education centre, as well as live online lessons and pre-recorded educational content accessible through digital platforms. In addition, the Group operates a YouTube membership channel that provides subscribers with investment-related educational content and market commentary as part of its digital learning ecosystem.

Reorganization

A reorganization of the legal structure of the Group (the “Reorganization”) was completed on December 31, 2025.

Prior to the Reorganization, Hao Feng International Limited, the operating subsidiary of the Company, was controlled by Mr. Chu Chun Man (“Mr. Chu”). The authorized share capital of Hao Feng International Limited was 10,000 ordinary shares, of which 9,999 ordinary shares were held by Mr. Chu and the remaining one ordinary share was held by Ms. Lau Mei Yu (“Ms. Lau”), the spouse of Mr. Chu.

On October 6, 2025, Hao Feng Education Limited, a holding company, was incorporated in the British Virgin Islands that was beneficially owned and controlled by Mr. Chu.

On October 14, 2025, Hao Feng Group Limited (the “Company”), a holding company, was incorporated in the Cayman Islands. The authorized share capital of Hao Feng Group Limited was US$45,000 divided into 450,000,000 Class A Ordinary Shares (“Class A Ordinary Shares”) with a par value of US$0.0001 each and US$5,000 divided into 50,000,000 Class B Ordinary Shares (“Class B Ordinary Shares”) with a par value of US$0.0001 each. Upon incorporation, Harneys Fiduciary (Cayman) Limited, as the initial subscriber, held one Class B Ordinary Share in issue and outstanding, which was subsequently transferred to Hao Feng Education Limited on the same date, establishing Hao Feng Education Limited as the controlling shareholder of the Company.

On December 31, 2025, Mr. Chu transferred its 9,999 ordinary shares, representing 99.99% shareholding of Hao Feng International Limited to Hao Feng Group Limited at a consideration of HK$1 and Hao Feng International Limited become the subsidiary of Hao Feng Group Limited. Accordingly, Hao Feng Education Limited owned 1 Class B ordinary shares, representing 100% shareholding of Hao Feng Group Limited and Hao Feng Group Limited owned 9,999 ordinary shares, representing 99.99% shareholding of Hao Feng International Limited.

On January 22, 2026, the Company further capitalized its share structure through the allotment of 15,015 Class A Ordinary Shares and 34,984 Class B Ordinary Shares to Hao Feng Education Limited. On February 12, 2026, Hao Feng Education Limited transferred portions of its Class A Ordinary Shares, comprising 1,540 Class A Ordinary Shares to APEX Prime Advisory Ltd., 900 Class A Ordinary Shares to Ms. Leung Pui Shan, and 900 Class A Ordinary Shares to Mr. Tse Wing On. Following these transfers, Hao Feng Education Limited held 11,675 Class A Ordinary Shares and 34,985 Class B Ordinary Shares, while APEX Prime Advisory Ltd., Ms. Leung Pui Shan, and Mr. Tse Wing On held 1,540,900, and 900 Class A Ordinary Shares, respectively. As a result, minority shareholders were introduced at the holding company level, while Hao Feng Education Limited retained a controlling interest through its majority ownership of Class A Ordinary Shares and all issued Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to twenty votes per share, which provides Hao Feng Education Limited with enhanced voting control over shareholder decisions.

On June 22, 2026, the Company has re-classified and redesignated the authorised share capital from US$50,000 divided into (i) 450,000,000 class A ordinary shares of US$0.0001 each and (ii) 50,000,000 class B ordinary shares of US$0.0001 each, to US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 each. After the completion of the share redesignation, Hao Feng Education Limited held 46,660 ordinary shares, APEXX PRIME ADVISORY LTD held 1,540 ordinary shares, LEUNG Pui Shan held 900 ordinary shares and TSE Wing On held 900 ordinary shares, respectively. On the same day, the Company has capitalised US$1,995 by issuing additional 19,950,000 authorised but unissued ordinary shares, credited as fully paid, to the shareholders in proportion to their current respective shareholdings in the Company. Immediately after the capitalised share allotments, Hao Feng Education Limited held 18,664,000 ordinary shares, APEXX PRIME ADVISORY LTD held 616,000 ordinary shares, LEUNG Pui Shan held 360,000 ordinary shares and TSE Wing On held 360,000 ordinary shares, respectively.

After Reorganization, the Company became the holding company of Hao Feng International Limited. Due to the fact that the Company and its subsidiary were controlled by the same controlling shareholder immediately before and after the Reorganization completed on December 31, 2025, as described above, the Reorganization was accounted for as a recapitalization under common control. The consolidation of the Company and its subsidiary has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

Reorganization - continued

The accompanying consolidated financial statements reflect the activities of Hao Feng Group Limited and the following entity as of September 30, 2025 and 2024 after Reorganization:

Subsidiary	Date of incorporation	Jurisdiction of formation	Percentage of direct/indirect economic ownership	Principal activities
Hao Feng International Limited	January 13, 2012	Hong Kong	99.99%	Provision of Investment and Finance Education Courses

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include the financial statements of the Company and its subsidiary. Subsidiary is those entities in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. For subsidiary where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as non-controlling interests. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (“the Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “Jobs Act”). The Jobs Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The Jobs Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised that has different application dates for public or private companies, we can adopt the new or revised standard at the time required for private companies to adopt such standard. The foregoing may make comparison of our financial statements with those of another public company difficult or impossible if such other public company is (i) not an emerging growth company or (ii) is an emerging growth company that has opted out of using the extended transition period, due to the potential differences in accounting standards used.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign currency translation

The accompanying consolidated financial statements are presented in United States dollars (“US$”). The functional currency of the Company is US$ and the functional currency of the Company’s subsidiary in Hong Kong is Hong Kong Dollars (“HK$”) which is its local currency of the jurisdiction.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance sheets date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

The exchange rates used for translation from Hong Kong dollars to US$ was 7.80, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate the Company’s balance sheets, income statement items and cash flow items for both years ended September 30, 2025 and 2024.

	For the years ended September 30,
	2025		2024
Balance sheet items, except for equity accounts	US$	1 = HK$7.80	US$	1 = HK$7.80
Items in statements of operations and cash flows	US$	1 = HK$7.80	US$	1 = HK$7.80

Segment information

ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the executive director, Mr. Chu. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280, because the Group has only one team to provide services to customers. Hence, the Group’s CODM assess the Group’s performance and results of operations on a consolidated basis. The Group’s revenue is attributed to Hong Kong as all services are performed and consumed in Hong Kong. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented.

Non-controlling interest

For the Group’s majority-owned subsidiaries, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statements of operation and comprehensive income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests in the Group’s consolidated balance sheets.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for credit loss of accounts receivable. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

Fair value of financial instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 -	Quoted prices in active markets for identical assets and liabilities.

Level 2 -	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Group considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivables, net, amount due from / (to) director, and bank borrowings approximate the fair value of the respective assets and liabilities as of September 30, 2025 and 2024 due to their short-term maturities.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accounts receivable, net

Accounts receivable, net are recognized and carried at original invoiced amount less an allowance for credit loss. The accounts receivable are without customer collateral, and interest is not accrued on past due accounts.

The Group estimates the allowance for credit loss receivable based on historical collection activity, current business environment and forecasts of future macroeconomic conditions that may affect the customers’ ability of payment according to ASC 326. The accounts receivable was segmented into groups based on past due aging, and the Group determined expected loss rates for each group based on historical loss experience adjusted for judgments about the effects of relevant observable data including default rates, lifetime for debt recovery, current and future economic conditions.

As of September 30, 2025 and 2024, the Group did not recognize any allowance for current expected credit loss (“CECL”) on its accounts receivable. The Group, based on the management’s evaluation of customer credit quality, historical collection experience, current economic conditions, and the short-term nature of its accounts receivable, concluded that expected credit losses as of September 30, 2025 and 2024 were immaterial. Accounts receivable are required to be written off when a determination is made that it is uncollectible.

Allowance for current expected credit loss

Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit losses methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Prepayments and deposit

Prepayments mainly represented the prepaid professional fee and other operating expenses. The balances are classified as current based on the terms of the respective agreements.

Deposit mainly represented the 3 months security rental deposit. The deposit was paid before the year ended September 30, 2025 for a two-year lease commencing in October 2025. The balances are classified as non-current based on the terms of the respective agreements.

Cash and cash equivalents and restricted cash

Cash and cash equivalents represent cash at bank and demand deposits which have original maturities less than three months and are unrestricted as to withdrawal or use. The Group maintains the deposit in banks with high credit rating. The Group maintains bank accounts in Hong Kong. Management believes that the Group is not exposed to any significant credit risk on cash and cash equivalents.

Restricted cash consists of HK$-denominated funds held in reserve account by PayPal to meet operational requirements to offset potential customer chargebacks for a specified number of days. The Group has classified the cash held in reserves by PayPal as restricted cash. As of September 30, 2025 and 2024, the restricted cash held in the PayPal reserve account amounted to US$nil and US$17,509, respectively.

Deferred initial public offering costs (“Deferred IPO costs”)

The Group complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs - SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of legal and other professional expenses incurred through the balance sheet date that are directly related to the proposed public offering and that will be charged to additional paid in capital upon the completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Accrued expenses

Accrued expenses primarily include accrued legal and professional fee, and accrued employee benefits for the director for the operation of the ordinary course of business.

Lease

Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. The Group has no finance leases.

We follow ASC 842, “Leases” (“ASC 842”). Under ASC 842, the Group determines if an arrangement is a lease at inception. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are initially recognized based on the present value of future lease payments at lease commencement. The operating lease right-of-use asset also includes any lease payments made prior to lease commencement and the initial direct costs incurred by the lessee and is recorded net of any lease incentives received. As the interest rates implicit in most of the leases are not readily determinable, the Group uses the incremental borrowing rates based on the information available at lease commencement to determine the present value of the future lease payments. Operating lease expenses are recognized on a straight-line basis over the term of the lease.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities on the consolidated balance sheets. Short-term lease expense is recorded on a straight-line basis over the lease term. In September 2025, the Group entered into a new lease agreement for office premises with a lease term of two years. The lease is classified as an operating lease in accordance with the Group’s accounting policy for leases. The commencement date of the lease is October 1, 2026. Accordingly, no right-of-use asset or lease liability has been recognized as of the reporting date.

Contract liabilities

Contract liabilities primarily include deferred revenue related to the payments received by the Group in advance from customers for which the Group’s revenue recognition criteria have not been met.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Bank borrowings

Bank borrowings are initially recognized at fair value, net of upfront fees incurred. Bank borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. All bank borrowings were classified as short term due to repayment on demand clauses attached on the borrowings.

Revenue recognition

The Group recognizes revenues from providing investment and finance education courses to learners in course center and YouTube subscription fee income, in accordance with ASC Topic 606, Revenue from Contracts with Customers.

The core principle underlying ASC 606 is that the Group will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Group expects to be entitled to receive in exchange for those goods recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Group satisfies the performance obligations by delivering the promised goods to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contracts

Step 5: Recognize revenue when the Group satisfies a performance obligation

This will require the Group to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods transfers to a customer. A description of the principal revenue generating activities of Group is as follows:

(i)	Revenue from On-site and online tuition course

The Group provides on-site and online tuition courses to registered learners over a specified contractual period. Under these arrangements, the Group’s performance obligation is to deliver educational instruction and related teaching services throughout the course term. The Group has determined that this performance obligation is satisfied over time, in accordance with ASC 606-10-25-27(a), as learners simultaneously receive and consume the benefits of the services as they are performed during the contractual period. Consequently, revenue is recognized on a straight-line basis over the contractual period, which reflects the continuous delivery of investment and financial education courses to the learners.

Tuition courses fees are typically billed and collected in advance. Amounts received prior to the commencement of the course term are recorded as contract liabilities. Revenue is recognized progressively over the course term as the Group fulfills its performance obligation. The Group does not provide material rights or renewal discounts that would constitute separate performance obligations.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

(ii)	Revenue from Subscription-Based Digital Content

The Group also derives revenue from subscription fees for providing investment and finance educational content via a third-party platform, YouTube. In this arrangement, the Group acts as the principal because it controls the specified service before it is transferred to the end-user. The Group maintains primary responsibility for fulfilling the promise to provide access to premium content, owns the intellectual property, and is responsible for content acceptability. Additionally, the Group has sole discretion in determining the subscription price charged to the end-user.

The Group’s performance obligation is to provide access to premium educational content on a continuous basis throughout the subscription period. As such, revenue is recognized over time, on a monthly basis, as the content is made available to users. The subscription fee is paid by the end-user for access to the content over the term of the subscription.

Revenue is recognized monthly as the service is provided, consistent with the transfer of control to the customer. The Group considers the transfer of control to occur on a continual basis as the user has access to the content for the duration of the subscription. The subscription fee is recognized in full for each month the user has access to the content, with YouTube’s platform fee recorded as a cost of revenue. The Group also assesses whether there are any distinct goods or services within the subscription and, in this case, concludes that the single performance obligation is satisfied by the ongoing provision of content, with no separate performance obligations for renewal or access to future content.

Cost of revenues

Cost of revenues represents the direct costs incurred in the provision of revenue-generating activities. These costs primarily include the remuneration paid to the director, who is the key tutor for the educational courses, as well as expenses related to rent and rates for the facilities used in delivering these services. Additionally, the costs associated with YouTube’s platform services are also included.

Other (expenses) income

Other income mainly represents bank interest income which is mainly generated from savings which are less than one year, and is recognized on an accrual basis using the effective interest method. Intertest income receives from banks on a monthly basis.

Other expenses mainly represent the exchange loss which arises from foreign currency transactions.

Employee benefit plan

All staff of the Group are employed in Hong Kong. Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees have rendered service entitling them to the contributions. An employer is required to make regular mandatory contributions of at least 5% of the employee’s monthly income and HK$1,500 (US$192) of the employee’s monthly income over HK$30,000 (US$3,846).

Hong Kong employees are entitled to long service payments (“LSP”) in accordance with the Hong Kong Employment Ordinance under certain circumstances. These circumstances include where an employee is dismissed for reasons other than serious misconduct or redundancy, that employee resigns at the age of 65 or above, or the employment contract is of fixed term and expires without renewal. The amount of long service payments is determined with reference to the employee’s final salary (capped at HK$22,500, equivalent to US$2,885) and the years of service, reduced by the amount of any accrued benefits derived from the Group’s contributions to MPF scheme, with an overall cap of HK$390,000 (US$50,000) per employee. Currently, the Group does not have any separate funding arrangements in place to meet its LSP obligation.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Employee benefit plan - continued

The Amendment Ordinance was gazetted on June 17, 2022, which abolishes the use of the accrued benefits derived from employers’ mandatory MPF contributions to offset the LSP. The abolition had officially taken effect on May 1, 2025 (the “Transition Date”). Separately, the Hong Kong Government also introduced a subsidy scheme to assist employers for a period of 25 years after the Transition Date on the LSP payable by employers up to a certain amount per employee per year.

Under the Amendment Ordinance, the Group’s mandatory MPF contributions, plus/minus any positive/negative returns, after the Transition Date can continue to be applied to offset the pre-Transition Date LSP obligation but are not eligible to offset the post-Transition Date LSP obligation. Furthermore, the LSP obligation before the Transition Date will be grandfathered and calculated based on the final salary immediately preceding the Transition Date and the years of service up to that date.

For the years ended September 30, 2024 and 2025, the provision for long service expenses to employees was HK$Nil and HK$Nil, respectively.

Selling and marketing expenses

Selling and marketing expenses primarily consist of advertising and promotion expenses.

General and Administrative Expenses

General and Administrative Expenses primarily consist of operating expenses for staff’s salaries, Mandatory Provident Fund Contribution (“MPF”), entertainment, bank service charges, telecommunication fees, computer and internet fees, travelling expenses, professional services fees and other miscellaneous administrative expenses.

Finance costs

Finance costs represent interest expense on bank borrowings.

Income tax expenses

The Group accounts for income taxes pursuant to ASC Topic 740, “Income Taxes” (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Group’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expenses.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period using the two-class method. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended September 30, 2025 and 2024, there were no dilutive shares and hence no dilutive EPS.

Related parties

The Group adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

Recent adopted accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures. This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. This new ASU addresses only disclosures, but did not have any material effects on its financial condition, results of operations or cash flows. Management considers that this guidance does not have a material impact to the disclosure of the Group’s consolidated financial statements.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recent adopted accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group’s management does not expect the adoption of ASU 2023-09 will have a material impact on the Group’s consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU no. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40). The amendments in this update enhance disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain notes in the consolidated financial statements. ASU no. 2024-03 is effective for annual period beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption permitted. The amendments maybe applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the consolidated financial statements. The Group’s management is currently evaluating any new disclosures that may be required upon adoption of ASU 2024-03.

Except as mentioned above, the Group’s management is currently evaluating any new disclosures that may be required upon adoption of the above ASU. The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2025	2024
	US$	US$

Accounts receivable	4,226	-
Less: allowance for credit loss	-	-

Accounts receivable, net	4,226	-

The accounts receivable balance primarily represents amounts due from YouTube for subscription fees earned in the previous month. These amounts are typically paid by YouTube after the month-end.

No allowance for credit losses were recognized for the years ended September 30, 2025 and 2024. The accounts receivable as of September 30, 2025 was fully received as of the report date.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	PREPAYMENTS AND DEPOSIT

Prepayments and deposit, non-current consisted of the following components:

	As of September 30,
	2025	2024
	US$	US$

Prepayments	173,448	310
Deposit, non-current	25,000	-

Total	198,448	310

Prepayments represented the prepaid professional fee and other operating expenses and classified as current based on the terms of the respective agreements.

Deposit mainly represented the 3 months security rental deposit. The balances are classified as non-current based on the terms of the new lease agreement starting in October 2025 for a 2-year lease period.

5.	ACCRUED EXPENSES

	As of September 30,
	2025	2024
	US$	US$

Accruals	6,385	11,790
Accrued salaries	953	2,235

Total	7,338	14,025

6.	CONTRACT LIABILITIES

Movement in contract liabilities consists of the following:

	As of September 30,
	2025	2024
	US$	US$

Balance at beginning of the year	677,716	456,733
Advance receipt from customers	1,515,782	1,186,599
Revenue recognized during the year	(1,398,207)	(965,616)

Balance at the end of the year	795,291	677,716

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of September 30,
	2025	2024
	US$	US$

Bank borrowings – guaranteed	371,169	438,441
Less: current portion due on demand clause	(371,169)	(438,441)

Balance at the end of the year	-	-

Bank borrowings as of September 30, 2025 and 2024 were as follows:

Lender	Maturity date	Currency	Weighted average interest rate for the years ended September 30,		Balance as of September 30,
			2025	2024	2025	2024
					US$	US$
Non-revolving loan
Standard Chartered Bank (Hong Kong) Limited (Note)	May 15, 2024	HK$	N/A	5.53%	-	-
	May 30, 2027 (2024: same)	HK$	7.49%	7.67%	60,996	94,139
	August 15, 2033 (2024: same)	HK$	3.11%	3.65%	310,173	344,302

					371,169	438,441

Notes:

The banking facilities were guaranteed by the Hong Kong Mortgage Corporation Limited (“HKMC”) under the SME Financing Guarantee Scheme (“SME scheme”) with repayment on demand clauses attached.

As of September 30, 2025 and 2024, the Company had non-revolving loans with a bank under the SME scheme with repayment on demand clauses attached. The Group has consistently complied with all loan terms, ensuring timely repayments as per the agreed schedule. While management assesses the likelihood of repayment on demand as remote, the existence of these clauses necessitates classifying the associated loans as current liabilities in the consolidated financial statements as of September 30, 2025 and 2024.

As of September 30, 2025 and 2024, the non-revolving term loan under SME Scheme was issued by the HKMC Insurance Limited under the SME Scheme and secured by HKSAR government and personal guarantee by Mr. Chu, the director of the Group respectively. The amounts due are based on scheduled repayment dates set out in the banking facilities letters.

Interest expense on the bank loans totaled US$15,853 and US$22,864 during the years ended September 30, 2025 and 2024, respectively.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	BANK BORROWINGS - continued

The maturity table for principal amount for the bank borrowings as of September 30, 2025 were as follows:

As of September 30, 2025
$
Within 1 year	70,976
Between 1 and 2 years	61,575
Between 2 and 5 years	115,704
Over 5 years	122,914
Total	371,169

The maturity table for principal amount for the bank borrowings as of September 30, 2024 were as follows:

As of September 30, 2024
$
Within 1 year	67,272
Between 1 and 2 years	70,976
Between 2 and 5 years	137,550
Over 5 years	162,643
Total	438,441

8.	SHAREHOLDERS’ EQUITY

Ordinary shares and subscription receivables

As of September 30, 2025 and 2024, the amounts of Class A Ordinary Shares were US$2 and US$2, respectively and the amounts of Class B Ordinary Shares were US$3 and US$3, respectively.

As of September 30, 2025 and 2024, the amounts of subscription receivables were US$5 and US$5, respectively.

The Company was incorporated under the laws of the Cayman Islands on October 14, 2025, as a limited liability company. The authorized share capital of the Company was US$45,000 Class A Ordinary Shares divided into 450,000,000 shares each with a par value of US$0.0001 and $5,000 Class B Ordinary Shares divided into 50,000,000 shares each with a par value of US$0.0001. Upon incorporation, Harneys Fiduciary (Cayman) Limited, being the initial subscriber of the Company held 1 Class B Ordinary Share in issue and outstanding which was then transferred to Hao Feng Education Limited on October 14, 2025.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	SHAREHODERS’ EQUITY - continued

Ordinary shares and subscription receivables - continued

On January 22, 2026, the sole director of the Company approved the new share allotment of 15,015 Class A Ordinary Shares and 34,984 Class B Ordinary Shares. As a result, the total number of the Company’s issued and outstanding ordinary shares increased from 1 Class B Ordinary Share to 15,015 Class A Ordinary Shares, each having one vote per share and 34,985 Class B Ordinary Shares, each having 20 votes per share. On February 12, 2026, Hao Feng Education Limited transferred an aggregate of 3,340 Class A Ordinary Shares to three external investors. On June 22, 2026, the Company has re-classified and redesignated the authorised share capital from US$50,000 divided into (i) 450,000,000 class A ordinary shares of US$0.0001 each and (ii) 50,000,000 class B ordinary shares of US$0.0001 each, to US$50,000 divided into 500,000,000 ordinary shares of US$0.0001 each. After the completion of the share redesignation, Hao Feng Education Limited held 46,660 ordinary shares, APEXX PRIME ADVISORY LTD held 1,540 ordinary shares, LEUNG Pui Shan held 900 ordinary shares and TSE Wing On held 900 ordinary shares, respectively. On the same day, the Company has capitalised US$1,995 by issuing additional 19,950,000 authorised but unissued ordinary shares, credited as fully paid, to the shareholders in proportion to their current respective shareholdings in the Company. Immediately after the capitalised share allotments, Hao Feng Education Limited held 18,664,000 ordinary shares, APEXX PRIME ADVISORY LTD held 616,000 ordinary shares, LEUNG Pui Shan held 360,000 ordinary shares and TSE Wing On held 360,000 ordinary shares, respectively.

The Company believes it is appropriate to reflect the above transactions on a retroactive basis. According to the above transactions, the Company has retroactively adjusted the shares and per share data for all periods presented.

Additional paid-in capital

During the reorganization whereby Mr. Chu transferred 9,999 ordinary shares of Hao Feng International Limited to the Company for consideration of HK$1. The difference between the value of the shares transferred and the consideration paid was recorded in additional paid-in capital. As a result, APIC increased by US$1,282 during the year.

9.	NON-CONTROLLING INTEREST IN A SUBSIDIARY

The Group had non-controlling interests in its subsidiary. The balance of non-controlling interest was as follows:

	Non-	Non-controlling interest at 30 September,
	Controlling	2025	2024
Subsidiary	interest %	US$	US$
Hao Feng International Limited	0.01%	19	12

10.	SEGMENT INFORMATION AND REVENUES, NET

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM is the executive director, Mr. Chu. Management, including the CODM, reviews operation results by revenue, operating expenses and income from operations of different services, while revenue is the profitability measure used by the CODM in making decisions about allocating resources and assessing performances. Based on management’s assessment, the Group has determined that it has only one operating segment as defined by ASC 280, because the Group has only one team to provide services to customers. Hence, the Group’s CODM assesses the Group’s performance and results of operations on a consolidated basis. The Group’s revenue is attributed to Hong Kong as all services are performed and consumed in Hong Kong. All assets of the Group are located in Hong Kong. Accordingly, no geographical segments are presented.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	SEGMENT INFORMATION AND REVENUES, NET - continued

The following table presented the disaggregated revenues from contracts with customers for the years ended September 30, 2025 and 2024:

	For the years ended September 30,
	2025	2024
	US$	US$
Recognized over time
Revenue from On-Site Educational Services	1,398,207	965,616
Revenue from Subscription-Based Digital Content	51,538	-

Total	1,449,745	965,616

The Group’s revenue is attributed to Hong Kong as all services are performed and consumed in Hong Kong.

11.	COST OF REVENUES

Cost of revenues consists of cost directly related to revenue generating activities. The following table shows disaggregated cost of revenues by major categories for the years ended September 30, 2025 and 2024:

	For the years ended September 30,
	2025	2024
	US$	US$
Short term lease expenses – related parties	86,154	118,462
Director renumeration – related parties	92,308	153,846
MPF – related parties	2,308	2,308
Cost of revenue – related parties	180,770	274,616

Digital platform service fee – third party	15,462	-

Total	196,232	274,616

12.	OTHER (EXPENSES) INCOME, NET

	For the years ended September 30,
	2025	2024
	US$	US$
Bank interest income	98	162
Exchange loss	(227)	-

Total	(129)	162

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAX EXPENSES

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, no Cayman Islands withholding tax will be imposed upon payments of dividends by this entity to its shareholders.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to approximately US$257,000 (equivalent to HK$2,000,000), and 16.5% on any part of assessable profits over approximately US$257,000 (equivalent to HK$2,000,000).

The income tax expenses consisted of the following components:

	For the years ended September 30,
	2025	2024
	US$	US$
Current income tax	140,631	39,846
Deferred tax	-	-

Total	140,631	39,846

The following tables provide the reconciliation of the differences between the statutory and effective tax rates for the years ended September 30, 2025 and 2024:

	For the years ended September 30,
	2025	2024
	US$	US$
Income before income tax	981,775	371,028

Tax at the Hong Kong statutory tax rate of 16.5%	161,993	61,220
Tax effect on non-taxable income	(16)	(28)
Tax effect on tax concession	(192)	(192)
Tax effect of two-tier profits tax rates regime	(21,154)	(21,154)

Income tax expenses	140,631	39,846

The Group’s effective tax rate was as follows for the years ended September 30, 2025 and 2024 were 14.32% and 10.74% respectively.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS AND BALANCES

Nature of relationships with related parties

Name	Relationship with the Group
Mr. Chu	Shareholder and director of the Group
Ms. Lau Mei Yu (“Ms. Lau”)	Spouse of Mr. Chu
Ms. Li Tze Mei (“Ms. Li”)	Mother of Mr. Chu
Tai Loy Development (HK) Limited	Sublessor of office, which is held by Ms. Li

Related party transactions

The following are the related party transactions for the years ended September 30, 2025 and 2024:

	For the years ended September 30,
	2025	2024
	US$	US$
Cost of revenues – Director’s remuneration
Mr. Chu	92,308	153,846

Cost of revenues – MPF
Mr. Chu	2,308	2,308

Cost of revenues – short term leases
Tai Loy Development (HK) Limited	86,154	118,462

General and administrative expenses – Director’s remuneration
Mr. Chu	15,385	15,385

General and administrative expenses – Salaries and allowance
Ms. Li	30,769	30,769

General and administrative expenses – MPF
Ms. Li	2,564	2,242

Dividend paid (Note)
Mr. Chu	769,154	256,384

Ms. Lau	77	26

Note:

For the year ended September 30, 2025, Hao Feng International Limited declared dividends totaling US$769,231 (equivalent to HK$6,000,000) to its shareholders, Mr. Chu and Ms. Lau. As of September 30, 2025, dividends payable amounted to US$769,154 (equivalent to HK$5,999,400) for Mr. Chu and US$77 (equivalent to HK$600) for Ms. Lau. In accordance with a written agreement dated September 30, 2025, between Hao Feng International Limited, Mr. Chu and Ms. Lau, Ms. Lau voluntarily assigned her entitlement to the dividend of US$77 (equivalent to HK$600) to Mr. Chu. The dividends declared to both shareholders were therefore applied as a set-off against the outstanding amounts due from/(to) Mr. Chu.

For the year ended September 30, 2024, Hao Feng International Limited declared dividends totaling US$256,410 (equivalent to HK$2,000,000) to its shareholders, Mr. Chu and Ms. Lau. As of September 30, 2024, dividends payable amounted to US$256,384 (equivalent to HK$1,999,800) for Mr. Chu and US$26 (equivalent to HK$200) for Ms. Lau. In accordance with a written agreement dated September 30, 2024, between Hao Feng International Limited, Mr. Chu and Ms. Lau, Ms. Lau voluntarily assigned her entitlement to the dividend of US$26 (equivalent to HK$200) to Mr. Chu. The dividends declared to both shareholders were therefore applied as a set-off against the outstanding amounts due from/(to) Mr. Chu.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

The following are the related party balances for the years ended September 30, 2025 and 2024:

	As of September 30,
	2025	2024
	US$	US$
Amount due (to)/from a director
Mr. Chu	(39,750)	755,948

These balances are non-secured, interest-free and due on demand.

15.	COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

From time to time, the Group may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, or operating results.

Other than those disclosed in Note 7, the Group had no other material commitments, contingent liabilities, or guarantees as of September 30, 2025 and 2024 and for the years ended September 30, 2025 and 2024, respectively.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	CONCENTRATIONS AND RISKS

Credit risk

The Group’s assets that are potentially subject to a significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash   and accounts receivable. The Group places the cash and cash equivalents and restricted cash with financial institutions with high credit ratings and quality. The Group does not require collateral or other security to support financial instruments subject to credit risk. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Interest rate risk

The Group is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Group’s bank borrowings. The Group currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The Group monitor the Group’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Foreign currency risk

The majority of our cash flows, financial assets and liabilities are denominated in HK$, which is the functional currency of our operating subsidiary. We adopt a fix HK$ to US$ exchange rates and therefore we are not exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than HK$, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

HAO FENG GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	CONCENTRATIONS AND RISKS - continued

Concentrations of risk

Customer concentrations risk

For the years ended September 30, 2025 and 2024, no customers accounted for more than 10% of total revenue.

As of September 30, 2025 and 2024, customer accounted for more than 10% of total gross accounts receivable are as follows:

	As of September 30,
	2025		2024
	$	%	$	%
Customer A	4,226	100	-	-

Supplier concentrations risk

For the years ended September 30, 2025 and 2024, no suppliers and accounts payable accounted for more than 10% of total cost of revenues.

17.	SUBSEQUENT EVENTS

The Group evaluated all events and transactions that occurred after September 30, 2025 up through April 10, 2026, which is the date of these consolidated financial statements are available to be issued. Save as disclosed elsewhere in this report, there are no any material subsequent events that would require disclosure in these consolidated financial statements.

[●]

[●]
Shares

_______________________________

PRELIMINARY PROSPECTUS

_______________________________

[●]

              , 2026

Until and including            , 2026 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or dishonesty.

Pursuant to our Memorandum and Articles, the directors, alternate directors, secretary and other officers for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company, and their respective executors or administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their executors or administrators, shall or may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own dishonesty, willful default or fraud, and none of them shall be answerable for the acts, receipts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or effects of the Company shall be lodged or deposited for safe custody, or for the insufficiency or deficiency of any security upon which any moneys of the Company shall be placed out or invested, or for any other loss, misfortune or damage which may arise in the execution of their respective offices or trusts, or in relation thereto, except as the same shall happen by or through their own dishonesty, willful default or fraud.

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

The Underwriting Agreement also provides for indemnification of us and our officers, directors, or persons controlling us for certain liabilities.

We intend to obtain directors’ and officers’ liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Shares
[●]	[●]	[●]	$	[●]
[●]	[●]	[●]		[●]
[●]	[●]	[●]		[●]
[●]	[●]	[●]		[●]
[●]	[●]	[●]		[●]
[●]	[●]	[●]		[●]
[●]	[●]	[●]		[●]

Item 8. Exhibits and Financial Statement Schedules.

(a)	The following documents are filed as part of this registration statement:

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the consolidated financial statements or notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant
4.1*	Specimen certificate evidencing Shares
5.1*	Opinion of Cayman Islands counsel regarding the validity of the Shares being registered and certain Cayman Islands tax matters
8.1*	Opinion of CFN Lawyers LLP, regarding certain legal matters and tax matters of the subsidiary in Hong Kong
10.1*	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
21.1*	List of Subsidiary of the Registrant
23.1*	Consent of AOGB CPA Limited, an independent registered public accounting firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of CFN Lawyers LLC (included in Exhibit 8.1)
23.4*	Consent of BARENTSZ & CRI
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Audit Committee Charter
99.3*	Form of Nominating and Corporate Governance Committee Charter
99.4*	Form of Compensation Committee Charter
99.5*	Consent of Ho Kam Chung Wade, Independent Director Appointee
99.6*	Consent of Yuen Wai Kin, Independent Director Appointee
99.7*	Consent of Tse Lam Wai Yee Jennie, Independent Director Appointee
107*	Filing Fee Table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on _________, 2026.

[●]

By:	/s/ Chu Chun Man
Name:	Chu Chun Man
Title:	Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board and	_________, 2026
Name: Chu Chun Man	Chief Executive Officer

	Chief Finance Officer	_________, 2026
Name: [Yiu Sze Man Abby]	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement or amendment thereto in New York, New York on [●], 2026.

Authorized U.S. Representative [●]

By:
Name:
Title: